A DIFFERENTIATED PLATFORM FOR GLOBAL GROWTH



REALTY INCOME

2024 ANNUAL REPORT

2024 PERFORMANCE HIGHLIGHTS (1) (2)

4.8%
AFFO PER SHARE GROWTH

$3.9
BILLION IN INVESTMENTS

2.5%
DIVIDEND PER SHARE GROWTH

$848
MILLION OF NET INCOME AVAILABLE TO COMMON STOCKHOLDERS

$5.3
BILLION IN TOTAL REVENUE

COMPOUND AVERAGE ANNUAL SHAREHOLDER RETURN SINCE 1994 NYSE LISTING (3)

As of 12/31/2024

REALTY INCOME CORPORATION	13.4%
NASDAQ COMPOSITE	12.2%
DOW JONES INDUSTRIAL AVERAGE	10.7%
S&P 500	10.8%
EQUITY REIT INDEX	9.7%

All data included in the 2024 Annual Report is as of December 31, 2024, unless specified otherwise.

Realty Income is not affiliated or associated with, is not endorsed by, does not endorse, and is not sponsored by or a sponsor of the clients or of their products or services pictured or mentioned. The names, logos and all related product and service names, design marks and slogans are the trademarks or service marks of their respective companies.

(1) The definition of AFFO, AFFO per share, and a reconciliation of net income available to stockholders can be found in our 2024 Form 10-K.

(2) All per share amounts presented in this letter are on a diluted per common share basis unless stated otherwise.

(3) Total shareholder return includes price appreciation and the reinvestment of dividends. Dividends are assumed to be reinvested at the closing price of the security on the ex-date of the dividend.

DEAR FELLOW STOCKHOLDERS,

In 2024, Realty Income delivered another year of consistent results. We remain steadfast in our dedication to providing stockholders with stable returns across a variety of economic environments, which is reflected in the company's recent operational performance. The strength of our platform supported AFFO per share growth of 4.8%. This, in combination with a 5.4% dividend yield, resulted in a total operational return of 10.2% for investors who held our stock in 2024.

This year, the Realty Income team was proud to celebrate 30 years listed on the New York Stock Exchange, which also represents the number of consecutive years of dividend increases we have achieved. This significant accomplishment provided the opportunity to reflect on our meaningful journey over the last three decades and look forward to our path ahead. Although our mission has remained consistent, Realty Income has undergone a profound evolution during this time, strengthening our platform and positioning us for long-term growth.

A PLATFORM BUILT ON HISTORY



Sumit Roy
President and
Chief Executive Officer

When the company was first listed on the NYSE, our gross real estate book value was $451 million with a portfolio made up of 630 retail properties. In the span of 30 years, we've grown to $58 billion in gross real estate book value with a portfolio of more than 15,600 commercial real estate properties. Even as our portfolio has grown, we have continued to deliver dependable returns, benefiting from scale and increasing diversification across geography, industry, property type and client. Our accomplishments are extensive, but they have the commonality of being built on a solid foundation that dates back to our origins. William and Joan Clark's founding vision of creating a platform that provides shareholders monthly dividends that increase over time has endured. **These deep roots have allowed us to develop the differentiated platform for global growth Realty Income leverages today.**

Realty Income's enduring 56-year history has created significant competitive advantages for our platform today, including:

1. **Growth Optionality –** Realty Income's size, which has increased substantially since our founding, positions us to scale across new geographies, new property types and new avenues for expansion. Our ability to pursue multiple growth verticals is a distinctive benefit supported by our history.

2. **Stability –** The company's strong balance sheet and diverse client base have been reinforced over time, providing significant access to capital and supporting enhanced financial flexibility. In combination with low borrowing costs and the consistency of our cash flow, the stability of our balance sheet contributes to our long track record of delivering monthly dividends that have grown for the last 110 quarters.

3. **Longstanding Relationships –** Realty Income's platform is further set apart through our role as real estate partner to the world's leading companies. We believe that fostering longstanding relationships with clients who are leaders in their industries, some of whom have collaborated with Realty Income for more than half a century, creates value for our respective stakeholders as our businesses grow.

4. **Tenured Team –** Realty Income's experienced team of dedicated real estate professionals, who have deep institutional knowledge of the intricacies of the market and our portfolio, gives us a significant competitive advantage which we believe sets us apart in the industry. Our team has expertise sourcing and managing the operations of a large and granular real estate portfolio.

5. **Proprietary Data –** A vast and deep pool of property data dating back to our founding in 1969, coupled with market and economic metrics, drives our predictive analytics platform. This tool enhances our strategic decision-making abilities to maximize our investment underwriting and asset management capabilities.

To celebrate 30 years of being publicly listed, I was joined by colleagues and members of the Board in ringing the closing bell at the NYSE. Few companies listed on the NYSE today have Realty Income's expansive history, and I'm proud of our distinguished story. Since 1994, we have achieved a 13.4% compound annual total return with a 4.3% compound annual dividend growth rate. In this time, our annual average operational return, which we define as the dividend yield at the beginning of the year plus the growth in AFFO per share, has remained approximately 11%, with zero years of negative returns. **These results reflect the multiple competitive advantages we possess, which we believe position us well for the long-term path ahead.**

CONTINUED PROGRESS IN 2024

As we reflect on our more recent history, I am proud to share that we achieved our established goals in 2024. These results are a testament to our robust platform – one that we believe can thrive in a variety of economic climates. At the heart of our success lies a business model that stands alone, and one that is designed to adapt and deliver year after year. Our differentiated platform is set apart by competitive advantages that empower the company to navigate changing markets, create consistent value, and open the door to opportunities for future global growth. Overall, Realty Income's size and scale place the company in a distinctive and advantageous position, affording us the ability to deepen our client relationships and optimize rich historical data that we use to fuel decision-making.

In 2024, we remained disciplined in our capital allocation strategy, investing $2.0 billion in the U.S. at a 6.9% weighted average initial cash yield and $1.9 billion in Europe at an 8.0% weighted average initial cash yield. We also completed the $9.3 billion acquisition of Spirit Realty Capital, Inc. at the beginning of 2024. Outside of the Spirit merger, in 2024, we completed 159 discrete transactions, with 15 transactions with total consideration over $50 million. This included a $770 million sale-leaseback transaction with 7-Eleven, which is now our top client at 3.5% of annualized rent. This is a transaction I'm especially proud of, as I believe it showcases the significant benefits that come from our long history of client relationships. This deal marks the sixth sale-leaseback we have completed with 7-Eleven, a relationship that began nearly a decade ago and has been growing stronger ever since. At the same time, clients such as Morrisons and Carrefour, both grocery clients included in our European portfolio, join 7-Eleven as longstanding client relationships that were strengthened this year through repeat business.

We continued to deliver strong operational metrics within our core portfolio for the year, underscoring the stability of our platform, the quality of our real estate, and our advanced asset management capabilities. As of year-end, our portfolio maintained occupancy by property of 98.7% and achieved a recapture rate of 105.6% on units re-leased during the year.

We continued to deliver strong operational metrics within our core portfolio for the year, underscoring the stability of our platform, the quality of our real estate, and our advanced asset management capabilities.

Our extensive and diversified access to capital affords us optionality when executing growth initiatives. At the end of 2024, we held $3.7 billion of liquidity, including $445.0 million of cash, unsettled forward equity of $91.8 million and $3.1 billion of unused capacity on our $4.25 billion revolving line of credit. Our ongoing capital recycling program unlocks organic sources of capital, contributing to the maintenance of our strong balance sheet. We ended the year with a fixed charge coverage ratio of 4.7x and NetDebt-to-Annualized Pro Forma Adjusted EBITDAre of 5.4x.

Finally, we announced Realty Income's planned entry into the private capital business. This avenue for growth is expected to provide an opportunity to further leverage our proven platform to expand our investment opportunities. We look forward to sharing updates on our progress.

2025 AND BEYOND

Looking ahead, Realty Income will continue to foster the characteristics that provide compelling value to our stockholders. In 2025, we see an attractive pipeline of investment opportunities across a broad scope of property types, industries, and geographies.

As of March 2025, Realty Income announced its 130th dividend increase since listing on the NYSE. This declaration represented the company's 657th consecutive monthly dividend. While our platform continues to expand, our commitment to the title of "The Monthly Dividend Company®" remains consistent.

Since our listing 30 years ago, we've made significant achievements while remaining steadfast in our commitment to deliver dependable monthly dividends that increase over time. Our operating results in 2024 reflect our visionary outlook, which is not diverted by short-term goals. Looking forward to the next 30 years, I'm confident that through the application of our differentiated platform we will continue on our path of global growth.

To stockholders who have been with us since 1994 and to those who are new investors, I thank you for your support. I hope you join us for the exciting journey ahead.

Sumit Roy
President and Chief Executive Officer



Realty Income's executive team and Board members celebrated the company's 30-year anniversary of being publicly listed by ringing the New York Stock Exchange closing bell.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2024, or

☐ **Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number 1-13374



REALTY INCOME
The Monthly Dividend Company®

REALTY INCOME CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	**33-0580106**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

11995 El Camino Real, San Diego, California 92130
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **(858) 284-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock, $0.01 Par Value	O	New York Stock Exchange
1.125% Notes due 2027	O27A	New York Stock Exchange
1.875% Notes due 2027	O27B	New York Stock Exchange
5.000% Notes due 2029	O29B	New York Stock Exchange
1.625% Notes due 2030	O30	New York Stock Exchange
4.875% Notes due 2030	O30B	New York Stock Exchange
5.750% Notes due 2031	O31A	New York Stock Exchange
1.750% Notes due 2033	O33A	New York Stock Exchange
5.125% Notes due 2034	O34	New York Stock Exchange
6.000% Notes due 2039	O39	New York Stock Exchange
5.250% Notes due 2041	O41	New York Stock Exchange
2.500% Notes due 2042	O42	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2024, the aggregate market value of the Registrant's shares of common stock, $0.01 par value, held by non-affiliates of the Registrant was $45.9 billion based upon the last reported sale price of $52.82 per share on the New York Stock Exchange on June 30, 2024, the last business day of the Registrant's most recently completed second fiscal quarter. The determination of affiliate status for purposes of this calculation is not necessarily a conclusive determination for other purposes.

As of February 20, 2025, there were 891,516,161 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III, Items 10, 11, 12, 13, and 14 incorporate by reference certain specific portions of the definitive Proxy Statement for Realty Income Corporation's Annual Meeting expected to be held on May 13, 2025, to be filed pursuant to Regulation 14A. Only those portions of the proxy statement which are specifically incorporated by reference herein shall constitute a part of this Annual Report on Form 10-K for the year ended December 31, 2024 (this "annual report").

REALTY INCOME CORPORATION
Index to Form 10-K
December 31, 2024

PART I

Item 1:   **Business**

In this Annual Report on Form 10-K, unless the context otherwise requires, references to "Realty Income," the "Company," "we," "our" or "us" refer to Realty Income Corporation and our subsidiaries.


THE COMPANY


Realty Income (NYSE: O), an S&P 500 company, is real estate partner to the world's leading companies. Founded in 1969, we invest in diversified commercial real estate and as of December 31, 2024, have a portfolio of over 15,600 properties in all 50 states of the United States ("U.S."), the United Kingdom ("U.K."), and six other countries in Europe. We are known as "The Monthly Dividend Company®" and have a mission to invest in people and places to deliver dependable monthly dividends that increase over time. Since our founding, we have declared 656 consecutive monthly dividends and are a member of the S&P 500 Dividend Aristocrats® index for having increased our dividend for the last 30 consecutive years.

Over the past 56 years, Realty Income has been acquiring and managing freestanding commercial properties that generate rental revenue under long-term net lease agreements with our commercial clients. We are structured as a real estate investment trust ("REIT") requiring us annually to distribute at least 90% of our taxable income (excluding net capital gains) in the form of dividends to our stockholders.

On January 23, 2024, we closed on our merger with Spirit Realty Capital, Inc. ("Spirit", formerly NYSE: SRC), which is further described in note 2*, Merger with Spirit Realty Capital, Inc.,* to the consolidated financial statements. The Spirit portfolio consisted of 2,018 U.S. retail, industrial, and other properties across 49 states. This transaction enhanced the diversification and depth our real estate portfolio and allowed us to strengthen our longstanding relationships with existing clients and curate new ones.


BUSINESS PHILOSOPHY AND STRATEGY


We believe that actively managing a diversified portfolio of commercial properties under long-term, net lease agreements produces consistent and predictable income. A net lease typically requires the client to be responsible for monthly rent and certain property operating expenses including property taxes, insurance, and maintenance. In addition, clients of our properties typically pay rent increases based on: (1) fixed increases, (2) increases tied to inflation (typically subject to ceilings), or (3) additional rent calculated as a percentage of the clients' gross sales above a specified level. We believe that a portfolio of properties under long-term net lease agreements with our commercial clients generally produces a more predictable income stream than many other types of real estate portfolios, while continuing to offer the potential for growth in rental income.

Diversification is a key component of our investment philosophy. We believe that diversification of the portfolio by client, industry, geography, and property type leads to more consistent and predictable income for our stockholders by reducing vulnerability that can come with any single concentration. Our investment activities have led to a diversified property portfolio and as of December 31, 2024, we owned or held interests in 15,621 properties located in all 50 U.S. states, the U.K., France, Germany, Ireland, Italy, Portugal, and Spain with clients doing business in 89 industries.

As we look to continue to expand our platform globally, we focus upon building relationships with new multinational clients that seek a real estate partner with an expanding geographic footprint.

Investment Strategy
We seek to acquire, invest in and develop high-quality real estate that our clients consider important to the successful operation of their businesses. We generally seek to own or hold interests in commercial real estate that has some or all of the following characteristics:
- Properties in markets or locations important to our clients;
- Properties with strong demographic attributes or that we deem to be profitable for our clients;
- Properties with real estate valuations that approximate replacement costs;
- Properties with rental or lease payments that approximate market rents for similar properties;
- Properties that can be purchased with the simultaneous execution or assumption of long-term net lease agreements, offering both current income and the potential for future rent increases;

- Properties that leverage relationships with clients, sellers, investors, or developers as part of a long-term strategy; and
- Properties that leverage our proprietary insights, including those in locations and geographic markets we expect to remain strong or strengthen in the future.

We typically seek to invest in properties or portfolios of properties owned or leased by clients that are already or could become leaders in their respective businesses supported by mechanisms including (but not limited to) occupancy of prime real estate locations, pricing, merchandise assortment, service, quality, economies of scale, consumer branding, e-commerce, and advertising. We have an internal team dedicated to sourcing such opportunities, often using our relationships with various clients, owners/developers, brokers, and advisers to uncover and secure transactions. We also undertake thorough research and analysis to identify what we consider to be appropriate property locations, clients, and industries for investment. This research expertise is instrumental to uncovering investment opportunities in markets where we believe we can add value.

In selecting potential investments, we generally look for clients with the following attributes:
- Reliable and sustainable cash flow, including demonstrated economic resiliency;
- Revenue and cash flow from multiple sources;
- Are willing to sign a long-term lease (10 or more years); and
- Are large owners and users of real estate.

From a retail perspective, our investment strategy is to target clients that have a service, non-discretionary, and/or low-price-point component to their business. We target investments with clients who have demonstrated resiliency to e-commerce or have a strong omnichannel retail strategy, uniting brick-and-mortar and mobile browsing, both of which reflect the continued importance of last mile retail, the movement of goods to their final destination, real estate as part of a customer experience and supply chain strategy. Our overall investments (including last mile retail) are driven by an optimal portfolio strategy that, among other considerations, targets allocation ranges by asset class and industry. We review our strategy periodically and stress test our portfolio in a variety of positive and negative economic scenarios to ensure we deliver consistent earnings growth and value creation across economic cycles. As a result of the execution of this strategy, approximately 91% of our annualized retail contractual rent on December 31, 2024, is derived from our clients with a service, non-discretionary, and/or low price point component to their business. We believe these characteristics enhance the stability of the rental revenue generated from these properties.

After applying this investment strategy, we pursue those transactions where we believe we can achieve an attractive investment spread over our cost of capital and favorable risk-adjusted returns. We will continue to evaluate all investments for consistency with our objective of owning net lease assets.

Underwriting Strategy
To be considered for acquisition, investments must meet stringent underwriting requirements. We analyze investments based on one or more of the following criteria:
- Industry, client (including credit), and market conditions;
- Expected financial returns under various scenarios (including default);
- The value of real estate (based on replacement cost, comparative rental rates and alternative uses), or other collateral backing the client's contractual obligations; and
- Store profitability for retail locations if profitability data is available or the importance of the real estate location to the operations of the clients' business.

With regard to real estate investments, we typically own the land and building in which a client conducts its business or which are critical to the client's ability to generate revenue. It has been our experience that clients must retain their profitable and critical locations to survive. Therefore, in the event of reorganization, we believe they are less likely to reject a lease of a profitable or critical location because this would terminate their right to use the property.

Thus, as the property owner, we believe that we should fare better than unsecured creditors of the same client in the event of reorganization. If a property is rejected by our client during reorganization, we own the property and can either lease it to a new client or sell the property. In addition, we believe that the risk of default on real estate leases can be further mitigated by monitoring the performance of our clients' individual locations and considering whether to proactively sell locations that meet our criteria for disposition.

We conduct comprehensive reviews of the business segments and industries in which our clients operate. In addition, prior to entering into any transaction, our credit research team conducts a review of a client's credit quality. The information reviewed may include reports and filings, including any public credit ratings, financial statements, debt and equity analyst reports, and reviews of corporate credit spreads, stock prices, market capitalization, and other financial metrics. We conduct due diligence, including financial reviews of the client, monitor our clients' credit quality on an ongoing basis, and provide summaries of these findings to management.

At December 31, 2024, 32.4% of our total portfolio annualized contractual rent (as defined in "Property Portfolio Information" below) comes from properties leased to our investment grade clients, their subsidiaries or affiliated companies. At December 31, 2024, our top 20 clients (based on percentage of total portfolio annualized contractual rent) represented 36.4% of our annualized rent and 10 of these clients have investment grade credit ratings or are subsidiaries or affiliates of investment grade companies.

Asset Management Strategy

In addition to pursuing new properties for investment, we seek to increase earnings and dividends through active asset management.

Generally, our asset management efforts seek to achieve:
- Rent increases during and at the expiration of existing leases, when market conditions permit;
- Optimum exposure to certain clients, industries, and markets through re-leasing vacant properties and selectively selling properties;
- Maximum asset-level returns on properties that are renewed, re-leased or sold; and
- Additional value creation opportunities from the existing portfolio by leveraging internal capabilities to enhance individual properties, pursue alternative uses, and derive ancillary revenue.

As part of our ongoing credit and predictive analytics research, we continually monitor our portfolio for any changes that could affect the performance of our clients, our clients' industries, and the real estate locations in which we have invested. We also regularly analyze our portfolio with a view towards optimizing its returns and enhancing its overall credit quality.

Our disposition strategy remains a function of our active investment management approach, supported by several data-driven tools, and aims at further enhancing our portfolio and maximizing portfolio returns through the sale of select assets when we believe the reinvestment of the sale proceeds will:
- Generate higher returns;
- Enhance the credit quality of our real estate portfolio;
- Extend our average remaining lease term; and/or
- Strategically decrease client, industry, or geographic concentration.

The active management of the portfolio is an essential component of our long-term strategy of maintaining high occupancy.

Capital Philosophy

A primary objective of Realty Income is to deliver dependable monthly dividends to our stockholders that increase over time. To achieve this goal, we make a variety of capital allocation decisions, including with respect to our investments, leasing and releasing terms, and property development among other capital expenditures. We fund these expenditures by utilizing internally generated cash flow, dispositions, debt and equity issuances and term loan borrowings. Over the long term, we believe that common stock should represent the majority of our capital structure. We may issue common stock when we believe our share price supports accretive deployment of proceeds into additional properties, to permanently finance properties that were initially financed by our revolving credit facility, commercial paper programs, or shorter-term debt securities, and to repay or refinance debt. In addition, we continue to explore capital diversification initiatives, including the establishment of a fund business which we believe has the potential to expand our alternatives for sources of future capital. However, we cannot assure you that we will have access to these sources of capital at all times and at terms that are acceptable to us.

Human Capital

We put great effort into cultivating an inclusive company culture. We seek to hire talented employees with diverse backgrounds and perspectives and look to foster an environment that allows for regular, open communication where capable team members have fulfilling careers and are encouraged to engage with and make a positive impact on our Company, its operations, its business partners, and the communities in which we operate.

Employees operate as "One Team" and, together, we are committed to providing an engaging work environment centered on our values of:
- Do the Right Thing,
- Take Ownership,
- Empower Each Other,
- Celebrate Differences, and
- Give More than We Take.

Recruitment, Development and Retention

At the heart of our corporate culture lie our dedicated employees, who form the foundation of our organization, representing our most valuable assets. As of December 31, 2024, our workforce comprises 468 professionals. The majority of our talented team members are recruited and hired from the communities in which we operate, embodying our commitment to local engagement. To extend the scope of our talent acquisition efforts, we have implemented various initiatives, including college and high school internship programs. Our comprehensive approach encompasses a wide range of strategies, such as engaging with affinity associations, and fostering employee referrals. These measures ensure that we continually attract and embrace a diverse pool of candidates. Furthermore, we recognize that internal mobility within our organization unlocks yet another great source of talent. By encouraging our current employees to expand their skills and take on new challenges, we tap into a rich reservoir of potential that enhances our workforce's capabilities and reinforces our corporate culture.

We offer leadership development programs and train on critical topics such as ethics, insider trading, anti-discrimination and harassment, anti-bribery, consumer privacy, cybersecurity, workplace violence prevention, safety, and other Company policies. We provide professional development opportunities for One Team members and provide assistance and support to employees who are pursuing job-related licenses, certifications, and continuing education.

Employee retention is essential for supporting a positive culture and productive workforce. Accordingly, we believe we offer competitive compensation and benefits packages. Benefits include medical, dental, and vision coverage for employees and their families, 401(k) or equivalent plans with Company matching opportunity; paid time-off or equivalent vacation; disability and life insurance; and, in years that the Company's performance meets certain goals, the ability to earn equity in the Company subject to applicable vesting periods.

Additional information regarding our human capital programs and initiatives is available in our annual Proxy Statement and Sustainability Report, both of which can be found on our website. Information on our website, including our Sustainability Report, is not incorporated by reference into this annual report.

Employee Health, Safety and Wellbeing

We prioritize the health, safety, and wellbeing of our team members. Our wellbeing program is thoughtfully designed to empower employees by fostering personal and professional growth through engaging activities and educational initiatives. Centered around five key pillars—purpose, social connection, financial health, community engagement, and physical wellness—our program provides a holistic approach to enhancing overall wellbeing. In fostering a healthy work environment, we promote work-life balance by offering flexible schedules and providing discounted fitness programs, paid family leave, parental leave, onsite lactation rooms, an infant-at-work program, employee health fairs, and an employee assistance program, among other programs and services.

Government Regulation

General

Compliance with various governmental regulations in the countries in which we operate has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with applicable federal, international, state and local governmental regulations that are applicable to our business, which include, among others, U.S. federal securities laws and regulations, applicable stock exchange requirements, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property, anti-money laundering and anti-bribery and corruption laws and regulations, data privacy laws and regulations, sanctions restrictions, foreign laws and regulations, gaming laws and regulations and the Americans with Disabilities Act of 1990, ("ADA"). We believe that our properties generally have the necessary permits and approvals needed and are in compliance with applicable laws and regulations in the countries in which we operate.

Environmental Matters

Investments in real property can create a potential for environmental liability. Federal, state and local environmental laws and regulations regulate releases of hazardous or toxic substances into the environment. While our tenants are generally primarily responsible for compliance with environmental laws and regulations, we as the property owner have faced and can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We can face such liability regardless of our knowledge of the contamination; the timing of the contamination; the cause of the contamination; or the party responsible for the contamination of the property.

Some of our properties contain, have contained, or are adjacent to or near properties that contain or have contained storage tanks for petroleum products or that involve or involved the use of hazardous or toxic substances. Under certain laws and regulations, a current or previous owner, operator or tenant may be required to investigate and clean-up hazardous or toxic substances or petroleum product releases or threats of releases, and may be held liable to a government entity or third parties for property damage and for investigation, clean-up and monitoring costs incurred by those parties in connection with actual or threatened contamination. These laws typically impose clean-up responsibility and liability without regard to fault, or whether or not the owner, operator or tenant knew of or caused the contamination. The liability may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may seek contributions from other identified, solvent, responsible parties for their fair share toward these costs. In addition, strict environmental laws regulate a variety of activities that can occur on a property, including the storage of petroleum products or other hazardous or toxic substances, air emissions and water discharges. Such laws may impose fines or penalties for violations.

Environmental laws also govern asbestos-containing materials ("ACM"). Federal regulations require building owners and those exercising control over a building's management to identify and warn, through signs and labels, of potential hazards posed by workplace exposure to ACM in their building. The regulations also have employee training, record keeping and due diligence requirements pertaining to ACM. Significant fines can be assessed for violation of these regulations, and we could be subject to lawsuits if personal injury from exposure to ACM occurs. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACM when those materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. These laws may impose liability for improper handling or a release into the environment of ACM and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACM. In addition, our properties have contained and may contain in the future or develop harmful mold or other airborne contaminants. The presence of significant mold or other airborne contaminants at any of our properties has required us to and could require us to undertake in the future costly remediation to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. Further, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs.

Available Information

We maintain a corporate website at www.realtyincome.com. On our website we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, and other reports required to be filed with the Securities and Exchange Commission (the "SEC"), as soon as reasonably practicable after we electronically file these reports with, or furnish them to, the SEC. None of the information on our website is deemed to be part of this report.


PROPERTY PORTFOLIO INFORMATION


At December 31, 2024, most of the properties in our portfolio were leased under net lease agreements. A net lease typically requires the client to be responsible for monthly rent and certain property operating expenses including property taxes, insurance, and maintenance. In addition, clients of our properties typically pay rent increases based on: (1) fixed increases, (2) increases tied to inflation (typically subject to ceilings), or (3) additional rent calculated as a percentage of the clients' gross sales above a specified level.

We define total portfolio annualized contractual rent as the monthly aggregate cash amount charged to clients, inclusive of monthly base rent receivables, as of the balance sheet date, multiplied by 12, excluding percentage rent, interest income on loans and preferred equity investments, and including our pro rata share of such revenues from properties owned by unconsolidated joint ventures. We believe total portfolio annualized contractual rent is a useful supplemental operating measure, as it excludes properties that were no longer owned at the balance sheet date and includes the annualized rent from properties acquired during the quarter. Total portfolio annualized contractual rent has not been reduced to reflect reserves recorded as adjustments to rental revenue under generally accepted accounting principles in the United States, ("U.S. GAAP") in the periods presented.

Top 10 Industry Concentrations

We are engaged in a single business activity, which is the leasing of property to clients, generally on a net basis. That business activity spans various geographic boundaries and includes property types and clients engaged in various industries. Even though we have a single segment, we believe our investors continue to view diversification as a key component of our investment philosophy and so we believe it remains important to present certain information regarding our property portfolio classified according to the business of the respective clients, expressed as a percentage of our total portfolio annualized contractual rent:

	Percentage of Total Portfolio Annualized Contractual Rent by Industry				
	As of				
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020
Convenience Stores	10.2%	10.2%	8.6%	9.1%	11.9%
Grocery	10.1	11.4	10.0	10.2	9.8
Dollar Stores	6.4	7.1	7.4	7.5	7.6
Home Improvement	6.0	5.9	5.6	5.1	4.3
Restaurants-Quick Service	4.9	5.2	6.0	6.6	5.3
Drug Stores	4.7	5.5	5.7	6.6	8.2
Automotive Service	4.5	4.3	4.0	3.2	2.7
Health and Fitness	4.3	3.9	4.4	4.7	6.7
Restaurants-Casual Dining	4.0	4.4	5.1	5.9	2.8
Gaming	3.2	3.9	2.9	—	—

Property Type Composition

The following table sets forth certain property type information regarding our property portfolio as of December 31, 2024 (dollars in thousands):

Property Type	Number of Properties	Approximate Leasable Square Feet [1]	Total Portfolio Annualized Contractual Rent	Percentage of Total Portfolio Annualized Contractual Rent
Retail	14,983	213,026,200	$ 3,944,534	79.4 %
Industrial	566	116,138,200	722,251	14.5
Gaming	2	5,053,400	160,854	3.2
Other [2]	70	5,154,100	143,185	2.9
Total	15,621	339,371,900	$ 4,970,824	100.0 %

[1] Represents leasable building square footage and includes our portfolio of unconsolidated joint ventures based on ownership percentage. Excludes 2,962 acres of leased land categorized as agriculture at December 31, 2024.

[2] "Other" primarily includes 16 properties classified as office with $51.2 million in annualized contractual rent, 27 properties classified as agriculture with $38.7 million in annualized contractual rent, 21 properties classified as country clubs with $24.8 million in annualized contractual rent, and three properties classified as data centers with $24.5 million in annualized contractual rent, as well as one land parcel under development.

Client Diversification

The following table sets forth the 20 largest clients in our property portfolio, expressed as a percentage of total portfolio annualized contractual rent, which does not give effect to deferred rent or interest earned on loans and preferred equity investments, at December 31, 2024:

Client	Number of Leases	Percentage of Total Portfolio Annualized Contractual Rent
7-Eleven	825	3.5 %
Dollar General	1,756	3.3
Walgreens	399	3.3
Dollar Tree / Family Dollar	1,372	3.0
EG Group Limited	414	2.1
Wynn Resorts	1	2.0
Lifetime Fitness	38	1.9
FedEx	82	1.9
(B&Q) Kingfisher	53	1.6
BJ's Wholesale Club	44	1.6
Asda	39	1.5
Sainsbury's	38	1.5
CVS Pharmacy	212	1.2
Tesco	25	1.2
Tractor Supply	211	1.2
MGM (Bellagio) [1]	1	1.2
LA Fitness	65	1.2
Home Depot	40	1.1
AMC Theatres	39	1.1
Walmart / Sam's Club	62	1.0
Total	5,716	36.4 %

[1] Represents our proportionate share of the common equity ownership in the unconsolidated joint venture.

Lease Expirations

The following table sets forth certain information regarding the timing of the lease term expirations in our portfolio (excluding rights to extend a lease at the option of the client) and their contribution to total portfolio annualized contractual rent as of December 31, 2024 (dollars in thousands):

	Total Portfolio [1]				
	Expiring Leases		Approximate Leasable	Total Portfolio Annualized	Percentage of Total Portfolio Annualized
Year	Retail	Non-Retail	Square Feet	Contractual Rent	Contractual Rent
2025	714	29	9,724,000	$ 158,934	3.2 %
2026	925	54	19,926,400	235,000	4.7
2027	1,585	49	26,838,600	348,346	7.0
2028	1,844	71	35,849,000	449,141	9.0
2029	1,840	49	33,904,200	434,199	8.7
2030	956	39	23,957,100	282,541	5.7
2031	661	53	27,721,300	315,877	6.5
2032	1,120	47	22,741,300	310,409	6.2
2033	949	27	22,334,200	275,244	5.5
2034	798	30	19,210,300	333,767	6.7
2035	588	23	10,218,000	182,825	3.7
2036	604	23	11,168,400	193,331	3.9
2037	568	23	12,136,800	164,224	3.3
2038	371	24	12,681,500	147,055	3.0
2039	542	7	7,058,800	159,145	3.2
2040-2143	1,957	124	40,318,400	980,786	19.7
Total	16,022	672	335,788,300	$ 4,970,824	100.0 %

[1] Leases on our multi-client properties are counted separately in the table above.

Geographic Diversification

The following table sets forth certain geographic information regarding our property portfolio as of December 31, 2024 (dollars in thousands):

Location	Number of Properties	Percent Leased	Approximate Leasable Square Feet	Percentage of Total Portfolio Annualized Contractual Rent
Alabama	500	99 %	5,909,800	1.8 %
Alaska	16	100	622,800	0.2
Arizona	292	100	4,677,500	1.9
Arkansas	309	99	3,519,400	0.9
California	384	99	15,032,600	5.0
Colorado	206	99	3,986,100	1.4
Connecticut	59	98	2,664,400	0.6
Delaware	25	100	264,100	0.1
Florida	1,083	99	13,633,300	5.4
Georgia	716	99	11,695,700	3.5
Hawaii	22	100	47,800	0.1
Idaho	40	98	402,900	0.2
Illinois	605	98	14,938,100	4.5
Indiana	489	98	12,333,700	2.5
Iowa	124	100	4,356,700	0.8
Kansas	216	98	5,584,400	1.0
Kentucky	445	99	7,029,500	1.6
Louisiana	379	100	5,927,100	1.7
Maine	112	100	1,300,500	0.5
Maryland	102	98	4,437,000	1.3
Massachusetts	216	100	7,802,000	3.9
Michigan	581	98	8,611,400	2.6
Minnesota	291	99	5,728,000	1.7
Mississippi	346	99	5,440,500	1.2
Missouri	445	99	6,822,200	1.8
Montana	30	100	400,500	0.2
Nebraska	89	100	1,342,000	0.3
Nevada	82	100	4,638,000	1.9
New Hampshire	69	99	1,287,700	0.4
New Jersey	156	97	2,691,500	1.3
New Mexico	145	100	2,151,200	0.7
New York	376	100	6,823,500	2.8
North Carolina	488	99	10,149,600	2.6
North Dakota	26	100	596,500	0.2
Ohio	850	96	22,492,900	4.2
Oklahoma	400	97	5,692,500	1.5
Oregon	44	95	757,200	0.3
Pennsylvania	367	99	7,373,200	2.0
Rhode Island	34	100	343,900	0.2
South Carolina	390	99	6,185,900	1.8
South Dakota	40	98	612,300	0.2
Tennessee	575	99	9,838,400	2.5
Texas	1,889	98	36,099,300	10.2
Utah	57	100	2,618,700	0.6
Vermont	19	100	175,300	0.1
Virginia	418	99	9,136,200	2.6
Washington	85	99	1,898,900	0.7
West Virginia	110	100	1,095,000	0.4
Wisconsin	325	100	8,614,000	1.9
Wyoming	25	100	203,100	0.1
Puerto Rico	6	100	59,400	*
U.S. Virgin Islands	1	100	38,000	*

Location	Number of Properties	Percent Leased	Approximate Leasable Square Feet	Percentage of Total Portfolio Annualized Contractual Rent
France	28	100	1,406,800	0.3
Germany	4	100	189,900	*
Ireland	11	100	444,200	0.2
Italy	37	100	2,492,600	0.7
Portugal	5	100	142,300	*
Spain	98	100	8,050,800	1.2
United Kingdom	339	100	30,563,100	11.7
Total/average	15,621	99 %	339,371,900	100.0 %

- *Less than 0.1%

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the documents incorporated by reference, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. When used in this annual report, the words "estimated," "anticipated," "expect," "believe," "intend," "continue," "should," "may," "likely," "plans," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include discussions of our business and portfolio; growth strategies and intentions to acquire or dispose of properties (including geographies, timing, partners, clients and terms); re-leases, re-development and speculative development of properties and expenditures related thereto; future operations and results; the announcement of operating results, strategy, plans, and the intentions of management; statements made regarding our share repurchase program; settlement of shares of common stock sold pursuant to forward sale confirmations under our At-the-Market ("ATM") Program; dividends, including the amount, timing and payments of dividends; and trends in our business, including trends in the market for long-term leases of freestanding, single-client properties. Forward-looking statements are subject to risks, uncertainties, and assumptions about us which may cause our actual future results to differ materially from expected results. Some of the factors that could cause actual results to differ materially are, among others, our continued qualification as a real estate investment trust; general domestic and foreign business, economic, or financial conditions; competition; fluctuating interest and currency rates; inflation and its impact on our clients and us; access to debt and equity capital markets and other sources of funding (including the terms and partners of such funding); continued volatility and uncertainty in the credit markets and broader financial markets; other risks inherent in the real estate business including our clients' solvency, client defaults under leases, increased client bankruptcies, potential liability relating to environmental matters, illiquidity of real estate investments, and potential damages from natural disasters; impairments in the value of our real estate assets; changes in domestic and foreign income tax laws and rates; property ownership through co-investment ventures, funds, joint ventures, partnerships and other arrangements which may transfer or limit control of the underlying investments; epidemics or pandemics including measures taken to limit their spread, the impacts on us, our business, our clients, and the economy generally; the loss of key personnel; the outcome of any legal proceedings to which we are a party or which may occur in the future; acts of terrorism and war; and the anticipated benefits from mergers and acquisitions.

Additional factors that may cause risks and uncertainties include those discussed in the sections entitled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this annual report on Form 10-K, for the year ended December 31, 2024.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are not guarantees of future plans and performance and speak only as of the date this annual report was filed with the SEC. Actual plans and operating results may differ materially from what is expressed or forecasted in this annual report and forecasts made in the forward-looking statements discussed in this annual report might not materialize. We do not undertake any obligation to update forward-looking statements or publicly release the results of any forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

Item 1A: Risk Factors

This "Risk Factors" section contains references to our "capital stock" and to our "stockholders." Unless expressly stated otherwise, the references to our "capital stock" represent our common stock and any class or series of preferred stock that may be outstanding from time to time, while the references to our "stockholders" represent holders of our common stock and any class or series of preferred stock that may be outstanding from time to time.

Risks Related to Our Business and Industry

In order to grow we need to continue to acquire investment properties. The acquisition of investment properties may be subject to competitive pressures.

We face competition in the acquisition and operation of our properties. We expect competition from businesses, individuals, fiduciary accounts and plans, and other entities engaged in real estate investment and financing. This competition may result in a higher cost for properties we wish to purchase.

Negative market conditions or adverse events affecting our existing or potential clients, or the industries in which they operate, could have an adverse impact on our ability to attract new clients, re-lease space, collect rent or renew leases, which could adversely affect our cash flow from operations and inhibit growth.

Cash flow from operations depends in part on our ability to lease space to our clients on economically favorable terms and to collect rent from our clients on a timely basis. We could be adversely affected by various facts and events over which we have limited or no control, such as:

- Lack of demand in areas where our properties are located;
- Inability to retain existing clients and attract new clients;
- Oversupply of space and changes in market rental rates;
- Declines in our clients' creditworthiness and ability to pay rent, which may be affected by their operations (including as a result from changes in consumer behaviors or preferences impacting our clients' operations), economic downturns and competition within their industries from other operators;
- Defaults by and bankruptcies of clients, failure of clients to pay rent on a timely basis, or failure of our clients to comply with their contractual obligations;
- Changes in laws, rules or regulations that negatively impact us, our clients or our properties;
- General economic, political and financial market conditions;
- Epidemics, pandemics or outbreaks of illness, disease or virus that affect countries or regions in which our clients and their parent companies operate or in which our properties or corporate headquarters are located;
- Changes in consumer behaviors (e.g., decrease in discretionary consumer spending), preferences or demographics impacting our clients' operations;
- Supply chain disruptions;
- Economic or physical decline of the areas where the properties are located; and
- Deterioration of physical condition of our properties.

If clients do not renew their leases as they expire, we may not be able to rent or sell the properties. Leases that are renewed and new leases for properties that are re-leased, or leases that we assume as part of portfolio acquisitions or strategic mergers and acquisitions can have terms that are less economically favorable than expiring lease terms or leases that we negotiate directly, may require us to incur significant costs such as renovations improvements, or lease transaction costs. Negative market conditions may cause us to sell properties for less than their carrying value, which could result in impairments. Any of these events could adversely affect our cash flow from operations and our ability to make distributions to our stockholders and service our indebtedness. A significant portion of the costs of owning property, such as real estate taxes, insurance and maintenance, are not necessarily reduced when circumstances cause a decrease in rental revenue from the properties. In a weakened financial condition, our clients may not be able to pay these costs of ownership and we may be unable to recover these operating expenses from them.

At any time, any of our clients may experience a downturn in its business that may weaken its operating results or overall financial condition. As a result, a client may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, fail to maintain the property or otherwise pay its required expenses under the terms of the lease, become insolvent or declare bankruptcy. Any client bankruptcy or insolvency, leasing delay or failure to make rental payments when due could result in the termination of our client's lease and material losses to us. Further, the occurrence of a client bankruptcy or insolvency could diminish or eliminate the income we receive from our client's lease or leases. A bankruptcy court could authorize a client to terminate one or more of its leases with us. If that happens, our claim against the bankrupt client for unpaid future rent would be subject to statutory limitations that most likely would result in payments that would be substantially less than the remaining rent we are owed under the leases (it is also possible that we may not receive any unpaid future rent under terminated leases) or we may elect not to pursue claims against a client for terminated leases. Claims we have for unpaid past rent, if any, may not be paid in full, or at all. Client bankruptcies affecting a given property may also adversely impact our ability to quickly re-lease that property at favorable terms, or at all. Moreover, if a client's leases are not terminated as the result of its bankruptcy, we may be required or elect to reduce the rent payable under those leases or provide other concessions, reducing amounts we receive under those leases. As a result, client bankruptcies may have a material adverse effect on our results of operations and financial condition. Any of these events could adversely affect our cash flow from operations and our ability to make distributions to stockholders and service our indebtedness.

Downturns in any of the industries in which our clients operate could adversely affect our clients, which in turn could also have a material adverse effect on our financial position, results of operations and our ability to pay the principal of and interest on our debt securities and other indebtedness and to make distributions on our common stock and any outstanding preferred stock. In addition, some of our properties are leased to clients that may have limited financial and other resources and, therefore, they are more likely to be adversely affected by a downturn in their respective businesses or in the regional, national or international economy. Furthermore, we have made and may continue to make investments that fall outside of our historical focus on acquiring freestanding, single-client, net-lease retail properties located in the U.S. As a result, we are exposed to a variety of new risks by expanding into new investments, co-investment ventures, development, industries, property types, revenue-generating activities and/or new jurisdictions outside the U.S. These risks may include limited experience in managing certain types of new properties, engaging in new types of revenue-generating activities, new types of real estate locations and lease structures, new co-investment ventures, and the laws and culture of non-U.S. jurisdictions.

If we fail to qualify as a REIT, it could adversely impact us, and the amount of dividends we are able to pay would decrease, which could adversely affect the market price of our capital stock and could adversely affect the value of our debt securities.

We are organized and have operated, and we intend to continue to operate, so as to qualify as a REIT under Sections 856 through 860 of the Code. However, we cannot make any assurances that we have been organized or have operated in a manner that has satisfied the requirements for qualification as a REIT, or that we will continue to be organized or operate in a manner that will allow us to continue to qualify as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements under highly technical and complex Code provisions, for which there are only limited judicial and administrative interpretations, as well as the determination of various factual matters and circumstances not entirely within our control. As we have recently expanded into new geographies and transactional structures, and may continue to do so in the future, the analyses of our REIT qualification, and our ability to ensure such qualification, have become, and may become in the future, more complex. For example, in order to qualify as a REIT, at least 95% of our gross income in each year must be derived from qualifying sources, and we must pay distributions to stockholders aggregating annually at least 90% of our taxable income (excluding net capital gains). If we fail to satisfy any of the requirements for qualification as a REIT, we may be subject to certain penalty taxes or, in some circumstances, we may fail to qualify as a REIT. If we were to fail to qualify as a REIT in any taxable year:

•   We would be required to pay regular U.S. federal corporate income tax on our taxable income;
•   We would not be allowed a deduction for amounts distributed to our stockholders in computing our taxable income;
•   We could be subject to a federal alternative minimum tax and possibly increased state and local taxes;
•   We could be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost;
•   We would no longer be required to make distributions to stockholders; and
•   This treatment would substantially reduce amounts available for investment or distribution to stockholders because of the additional tax liability for the years involved, which could have a material adverse effect on the market price of our capital stock and the value of our debt securities.

Even if we qualify for and maintain our REIT status, we may be subject to certain federal, state, local and non-U.S. taxes on our income and property. For example, if we have net income from a prohibited transaction, that income will be subject to a 100% tax. In addition, our taxable REIT subsidiaries are subject to federal, state and, in some cases, non-U.S. taxes at the applicable tax rates on their income and property. Any failure to comply with legal and regulatory tax obligations could adversely affect our ability to conduct business and could adversely affect the market price of our capital stock and the value of our debt securities.

Changes in U.S. or Non-U.S. tax laws and regulations, including changes to tax rates, and legislative or other actions may adversely affect us or our investors.

Federal income taxation laws are constantly under review and may change. Additionally, the governments of many of the other countries in which we operate may enact changes to the tax laws of such countries. Changes to the tax laws, with or without retroactive application, could adversely affect us or our investors, including holders of our common stock or debt securities. We cannot predict how changes in the tax laws might affect us or our investors. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us as well as the amount of tax we are required to pay. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. In addition, the tax treatment of certain of our sale-leaseback transactions could change, which could make such sale-leaseback transactions less attractive to potential sellers and lessees and negatively impact our operations.

Distribution requirements imposed by law limit our flexibility.

To maintain our status as a REIT for federal income tax purposes, we generally are required to distribute to our stockholders at least 90% of our taxable income, excluding net capital gains, each year. We also are subject to tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year. In addition, we are subject to a 4% nondeductible excise tax to the extent that we fail to distribute during any calendar year at least the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year, and any amount of that income that was not distributed in prior years. We intend to continue to make distributions to our stockholders to comply with the distribution requirements of the Code as well as to reduce our exposure to federal income taxes and the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses to arrive at taxable income, along with the effect of required debt amortization payments, could require us to borrow funds to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

Future issuances of equity securities could dilute the interest of holders of our common stock.

Our future growth will depend, in large part, upon our ability to raise additional capital. Raising capital through the issuance of equity securities, including securities exchangeable into our equity securities or convertible debt securities, can dilute the interests of holders of our common stock. The interests of our common stockholders could also be diluted by the issuance of shares of common stock pursuant to equity incentive plans. Our Board of Directors is authorized to cause us to issue preferred stock of any class or series with dividend, voting and other rights as determined by our Board of Directors (such as the shares of preferred stock that were issued in connection with the closing of the merger with Spirit) which could dilute, or otherwise adversely affect, the interest of holders of our common stock.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell or refinance such assets.

We have in the past and may in the future acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership units in an operating partnership that, under certain circumstances, may be exchanged for shares of our common stock, resulting in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to restrictions on our ability to dispose of, or refinance the debt on, the acquired properties in order to protect the contributors' ability to defer recognition of taxable gain. Similarly, we may be required to incur or maintain debt we would otherwise not incur so we can allocate the debt to the contributors to maintain their tax bases. In the event we take any action that causes taxable gain to be allocated to these contributors, we may be required to indemnify them under tax protection agreements. These restrictions could limit our ability to manage, control, sell or refinance an asset at a time, or on terms, that would be favorable absent such restrictions.

We are subject to risks associated with debt and preferred stock financing.

We intend to incur additional indebtedness in the future, including borrowings under our $4.25 billion unsecured revolving credit facility and our $3.0 billion commercial paper programs.

Our revolving credit facility grants us the option, subject to obtaining lender commitments and other customary conditions, to expand the borrowing limits thereunder to up to $5.25 billion. Our term loan agreement (the "2023 term loan agreement") governs our 2023 term loans, pursuant to which we have borrowed an aggregate of approximately $1.0 billion in multicurrency borrowings. The 2023 term loan agreement also permits us to incur additional term loans, up to an aggregate of $1.5 billion in total borrowings, pursuant to an accordion expansion feature, which is subject to obtaining lender commitments and other customary conditions. The term loans pursuant to our 2023 term loan agreement mature in January 2026. At December 31, 2024, we also had a total of $22.9 billion of outstanding unsecured senior debt securities (excluding unamortized net original issuance premiums, deferred financing costs and basis adjustments on interest rate swaps designated as fair value hedges), including approximately $5.0 billion denominated in Sterling (of which $1.1 billion is related to our privately placed Sterling notes), $1.1 billion denominated in Euro thereunder, and approximately $81.3 million of outstanding mortgage debt (excluding unamortized net discounts and deferred financing costs).

In connection with the consummation of the closing of the merger (the "Merger") with Spirit on January 23, 2024, we effectively assumed Spirit's existing term loans with various lenders. Specifically, on January 22, 2024, we entered into an amended and restated term loan agreement, pursuant to which we borrowed $800 million in aggregate total borrowings, $300 million of which matures on August 22, 2025 and $500 million of which matures on August 20, 2027 (the "$800 million term loan agreement"), and an amended and restated term loan agreement pursuant to which we borrowed $500 million in aggregate total borrowings which matures on June 16, 2025. The $800 million term loan agreement and the $500 million term loan agreement became effective upon the closing of the Merger on January 23, 2024. Our A3/A- credit ratings provide for a borrowing rate of 80 basis points over the applicable benchmark rate, which includes adjusted Secured Overnight Financing Rate ("SOFR") for US Dollar-denominated loans, adjusted Sterling Overnight Indexed Average ("SONIA") for Sterling-denominated loans, and Euro Interbank Offered Rate ("EURIBOR") for Euro-denominated loans. In conjunction with closing, we executed one-year variable-to-fixed interest rate swaps which fix our per annum interest rate at 5.0% over the initial term. In addition, as a result of the Merger, all outstanding secured indebtedness, liabilities, and other indebtedness of Spirit and its subsidiaries, including $2.75 billion of additional senior unsecured notes that were originally issued by Spirit Realty Capital, L.P., substantially all of which were exchanged for senior unsecured notes issued by us, became indebtedness and liabilities of ours or our subsidiaries, as the case may be, which substantially increased the total secured indebtedness and the total liabilities and other indebtedness of us and our subsidiaries.

Pursuant to our unsecured commercial paper programs we may offer and sell up to $3.0 billion of commercial paper at any time. We use our revolving credit facility as a liquidity backstop for the repayment of notes issued under the commercial paper programs. Specifically, we maintain unused borrowing capacity under our revolving credit facility equal to the aggregate principal amount of borrowings outstanding under our commercial paper programs from time to time. We may in the future enter into amendments and restatements of our revolving credit facility and term loan facilities, or enter into new revolving credit facilities or term loan facilities, and any such amended, restated or replacement revolving credit facilities or term loan facilities may increase the amounts we are entitled to borrow, subject to customary conditions, compared to our current revolving credit facility and term loan facilities, or we may incur other indebtedness. We may also in the future increase the size of our commercial paper programs or establish new commercial paper programs. We expect that we will continue to use our current and any new revolving credit facilities we may enter into (in each case as the same may be expanded, amended or restated, if applicable, from time to time), as a liquidity backstop for the repayment of notes issued under our current or any new commercial paper programs that we may maintain from time to time.

To the extent that new indebtedness is added to our current debt levels, the related risks that we now face would increase. As a result, we are and will be subject to risks associated with debt financing, including the risk that our cash flow could be insufficient to make required payments on our debt or to pay dividends on our common stock. We also face variable interest rate risk as the interest rates on our revolving credit facility, term loan facilities, and commercial paper programs are variable (subject to our interest rate swaps on our term loan facilities, in effect from time to time), and the interest rates on any credit facilities and term loan facilities we may enter into in the future may be variable, and could therefore increase over time. In addition, commercial paper borrowings are short-term obligations and the interest rate on newly issued commercial paper varies according to market conditions at the time of issuance. Similarly, some of the indebtedness to which we have become subject to subsequent to the Merger may also bear interest at variable rates. In addition, while we may enter into hedging and other derivatives instruments to mitigate our exposure to fluctuations in borrowing and currency rates, we may not realize the anticipated benefits from these arrangements or they may be insufficient to mitigate our exposure. We also face the risk that we may be unable to refinance or repay our debt as it comes due. Given past disruptions in the financial markets and ongoing global financial uncertainties, we also face the risk that one or more of the participants in our revolving credit facility may be unwilling or unable to lend us money.

We have incurred and may continue to incur indebtedness that is denominated in local currencies to fund our international investments and operations. However, it is possible that such indebtedness may be insufficient or may be on unacceptable terms requiring us to use non-local currency indebtedness. In such event, we may be subject to foreign exchange rate volatility. While we may enter into hedging and other derivatives instruments to mitigate our exposure to fluctuations in foreign exchange rates, we may not realize the anticipated benefits from these arrangements or these arrangements may be insufficient to mitigate our exposure.

Our revolving credit facility, our term loan facilities, and our mortgage loan documents contain provisions that could limit or, in certain cases, prohibit the payment of dividends and other distributions to holders of our common stock and any outstanding preferred stock. The credit agreements governing our revolving credit facility and term loan facilities provide that, if an event of default (as defined in the credit agreements, as applicable) exists, we may not pay any dividends or make other distributions on (except distributions payable in shares of a given class of our stock to the stockholders of that class), or repurchase or redeem, among other things, any shares of our common stock or any outstanding preferred stock, during any period of four consecutive fiscal quarters in an aggregate amount in excess of the greater of (i) the sum of 95% of our adjusted funds from operations (as defined in the credit agreements, as applicable) for that period plus the aggregate amount of cash distributions made to holders of our outstanding preferred stock for that period, and (ii) the minimum amount of cash distributions required to be made to our stockholders in order to maintain our status as a REIT for federal income tax purposes and to avoid the payment of income or excise taxes that would otherwise be imposed under specified sections of the Code on income we do not distribute to our stockholders, except we may repurchase or redeem shares of our outstanding preferred stock, if any, with net proceeds from the issuance of shares of our common stock or preferred stock.

The credit agreements each provide that, in the event of a failure to pay principal, interest, or any other amount payable thereunder when due or upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us or with respect to one or more of our subsidiaries that in the aggregate meet a significance test set forth in the credit agreements, we and our subsidiaries (other than our wholly-owned subsidiaries) may not pay dividends or make other distributions on (except for (a) distributions payable in shares of a given class of our stock to the stockholders of that class and (b) dividends and distributions described in (ii) above), or repurchase or redeem, among other things, any shares of our common stock or preferred stock. If any such event of default under the applicable credit agreements (or under any other credit agreement or debt instrument with similar terms that we may in the future enter into or be subject to) were to occur, it would likely have a material adverse effect on the market price of our outstanding common stock and any outstanding preferred stock and on the market value of our debt securities which could limit the amount of dividends or other distributions payable to holders of our common stock and any outstanding preferred stock or the amount of interest and principal we are able to pay on our indebtedness, or prevent us from paying those dividends, other distributions, interest or principal altogether, and may adversely affect our ability to qualify, or prevent us from qualifying, as a REIT.

Our indebtedness could also have other important consequences to holders of our common stock, outstanding preferred stock, and our debt securities, including: increasing our vulnerability to general adverse economic and industry conditions; limiting our ability to obtain additional financing to fund future working capital, acquisitions, capital expenditures and other general corporate requirements; requiring the use of a substantial portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund working capital, acquisitions, capital expenditures, and general corporate requirements; limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and putting us at a disadvantage compared to our competitors with less indebtedness.

If we default under a credit facility, loan agreement, or other debt instrument, the lenders will generally have the right to demand immediate repayment of the principal and interest on all of their loans and, in the case of secured indebtedness, to exercise their rights to seize and sell the collateral. Moreover, a default under a single loan or debt instrument may trigger cross-default or cross-acceleration provisions in other indebtedness and debt instruments, giving the holders of such other indebtedness and debt instruments similar rights to demand immediate repayment and to seize and sell any collateral.

Real estate ownership is subject to particular conditions that may have a negative impact on our revenue.
We are subject to all of the inherent risks associated with the ownership of real estate. We face the risk that rental revenue from our properties may be insufficient to cover all corporate operating expenses, debt service payments on indebtedness we incur, and distributions on our capital stock. Additional real estate ownership risks include:
• Adverse changes in general or local economic conditions;
• Changes in supply of, or demand for, similar or competing properties;
• Changes in interest rates and operating expenses (including energy costs, shortages and rationing);
• Competition within an industry and for our clients;

- Changes in market rents;
- Inability to lease properties upon termination of existing leases;
- Flat leases, leases with below market rental rates or renewal of leases at lower rental rates;
- Inability to collect rental revenue from our clients due to financial hardship, including bankruptcy;
- Changes in tax, real estate, zoning and environmental laws that may have an adverse impact upon the value of real estate;
- Uninsured property liability;
- Property damage or casualty losses;
- Unexpected expenditures for capital improvements, including requirements to bring properties into compliance with applicable federal, state and local laws;
- The need to periodically renovate and repair our properties;
- Risks assumed as manager for development or redevelopment projects;
- Physical or weather-related damage to properties;
- The potential risk of functional obsolescence of properties over time;
- Acts of terrorism and war;
- Changes in consumer behaviors, preferences or demographics;
- The impacts of extreme weather events or climate change and the varying local, state, and federal regulatory landscape impacting properties to address the impacts of climate change; and
- Acts of God and other factors beyond the control of our management.

Real estate property investments are illiquid. We may not be able to acquire or dispose of properties when desired or on favorable terms.

Real estate investments are relatively illiquid. Our ability to quickly buy, sell or exchange any of our properties, or to contribute our properties to co-investment, including in response to changes in economic and other conditions will be limited and U.S. and non-U.S. tax and regulatory regimes and authorities - competition from other owners of properties that are trying to dispose of their properties, availability of capital, economic and market conditions and other factors beyond our control, may impose or have the effect of restricting or limiting our ability to sell or contribute properties. No assurances can be given that we will recognize full value, at a price and at terms that are acceptable to us, for any property that we are required to sell or contribute for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations.

Our acquisition of additional properties may have a significant effect on our business, liquidity, financial position and/or results of operations.

Our future success will depend, in part, upon our ability to manage our mergers and acquisitions, acquisitions, and expansion opportunities under prevailing market conditions. We are regularly engaged in the process of identifying, analyzing, underwriting, and negotiating possible acquisition transactions. We cannot provide any assurances that we will be successful in consummating future mergers and acquisitions or acquisitions on favorable terms or that we will realize expected cash yields, integration results, operating efficiencies, cost savings, revenue enhancements, synergies, or other benefits. In addition, we have historically engaged in, and may again in the future engage in strategic acquisitions of operating businesses, in which case we would be subject to risks related to our ability to successfully underwrite such target's businesses effectively and to combine such target's operations with ours in a manner that permits the combined company to achieve operating efficiencies (including with the integration of information technology systems), cost savings and efficiencies, revenues, synergies or other benefits either in the time frame anticipated or at all. Our inability to consummate one or more acquisitions on such terms, our failure to adequately underwrite and identify risks and obligations when acquiring properties, or our failure to realize the intended benefits from one or more acquisitions, could have a significant adverse effect on our business, liquidity, financial position and/or results of operations, including as a result of our incurrence of additional indebtedness and related interest expense and our assumption of unforeseen contingent liabilities in connection with completed acquisitions.

We have made and may continue to make acquisitions of properties (including through the use of alternative lease and acquisition structures such as joint ventures, partnerships, fund and other structures) or engage in other revenue-generating businesses, that fall outside our historical focus on wholly-owned freestanding, single-client, net lease retail locations in the U.S. We may be exposed to a variety of new risks by expanding into new investments, property types (e.g., non-retail businesses), geographies, lease and acquisition structures, and clients who engage in non-retail businesses. For instance, while we have historically predominantly owned and leased commercial properties under long-term, net lease agreements, as we expand into new verticals, the composition of our lease portfolio may include a higher concentration of alternative lease structures, under which we may be primarily responsible for other expenses and liabilities with respect to the property, including property taxes, insurance and maintenance costs. These risks may be enhanced by our limited experience in managing these new investments or activities, property types, geographies, lease and acquisition structures, clients and the laws and/or culture of non-U.S. geographies.

As a property owner, we may be subject to unknown environmental liabilities.
Investments in real property can create a potential for environmental liability. We could be subject to liability, including strict liability, by virtue of our ownership interest for environmental contamination. Further, laws and regulations governing environmental contamination change and we have been, and in the future may be, subject to additional liability by virtue of these changes. We can face such liability regardless of our knowledge of the contamination; the timing of the contamination; the cause of the contamination; or the party responsible for the contamination of the property.

There may be environmental conditions associated with our properties of which we are unaware. Our portfolio includes properties leased to operators of convenience stores that sell petroleum-based fuels, to operators of oil change and tune-up facilities, and operators that use chemicals and other waste products. These facilities and some other of our properties, use, or may have used in the past, underground lifts or storage tanks for the storage of petroleum-based or waste products, which could create a potential for the release of hazardous substances. Certain of our other properties, including those leased for industrial purposes, may also involve operations or activities that could give rise to environmental liabilities or could have been built using asbestos or other building materials that require owners or operators to undertake special precautions including removal, abatement, or adequately train or inform those that come in contact with such materials.

The presence of hazardous substances on a property may adversely affect our client's ability to continue to operate that property or our ability to lease or sell that property and we may incur substantial remediation costs or third-party liability claims. Although our leases generally require our clients to operate in compliance with all applicable federal, state, and local environmental laws, ordinances and regulations, and to indemnify us against any environmental liabilities arising from the clients' activities on the properties, we could nevertheless be subject to liability, including strict liability, by virtue of our ownership interest. There also can be no assurance that our clients could or would satisfy their indemnification obligations under their leases. The discovery of environmental liabilities attached to our properties could have an adverse effect on our results of operations, our financial condition, or our ability to make distributions to stockholders and to pay the principal of and interest on our debt securities and other indebtedness.

While we maintain environmental insurance policies, our insurance could be unavailable or insufficient to address an environmental liability and/or we could be unable to obtain insurance for environmental matters at a reasonable cost or at all. Our clients are generally responsible for, and indemnify us against, liabilities for environmental matters that arise during the lease terms as a result of clients' activities on the properties. However, we acquire properties with existing leases in place and the indemnities and other lease terms can have different indemnification requirements including for environmental matters than what is provided for in our leases that we negotiate directly with clients. It is also possible that one or more of our clients could fail to have sufficient funds to cover any such indemnification or to meet applicable state financial assurance obligations or such environmental contamination may predate our client's lease term, and thus we may still be obligated to pay for any such environmental liabilities.

We are subject to risks and liabilities in connection with forming and attracting third-party investment in our anticipated fund business, investing in new or existing co-investment ventures or funds, and managing properties through our anticipated fund business or other co-investment ventures.
As previously publicly disclosed, we anticipate forming a fund business, and may explore options to form other co-investment ventures in the future. Our organizational documents do not limit the amount of available funds that we may invest in our anticipated fund business or other co-investment ventures. We currently intend to develop and acquire properties through our new fund business and co-investment ventures and we may also make investments in other entities at our discretion in the future. However, there can be no assurance that we will be able to form our anticipated fund business and co-investment ventures on the timeline expected, or at all, attract third-party investment or that additional investments in our anticipated fund business or other co-investment ventures to develop or acquire properties in the future will be successful, or that such anticipated fund business or other co-investment ventures will improve our consolidated financial position or results of operations. Further, there can be no assurance that we are able to realize value from our existing or future investments.

Our anticipated fund business or other co-investment ventures are expected to involve certain additional risks that we do not currently otherwise face, including the risks inherent in owning, operating and managing one or more funds, risks related to our ability to negotiate third-party investments, such as valuation, operational limitations, management fee structures and other incentive fees, on terms that are beneficial to us, and the inherent conflicts that may exist in allocating investment opportunities effectively between us and the fund or such other co-investment ventures.

In addition, the same factors that may impact the valuation of our existing portfolio, as otherwise discussed in this Annual Report on Form 10-K, may also impact the portfolios to be held by the funds or co-investment ventures and could result in other than temporary impairment of our investment and a reduction in fee revenues, if any. Our fund business may be subject to some or all of the risks more fully described in "We may engage in development, speculative development, or expansion projects or invest in new asset classes, which would subject us to additional risks that could negatively impact our operations."

Such risks may adversely impact our anticipated fund business's or our other co-investment ventures' financial position or results of operation.

We are subject to additional risks from our international investments and debt.
We have acquired and may continue to make investments outside of the U.S. These investments may expose us to a variety of risks that are different from and in addition to those commonly found in the U.S. Our international investments are subject to additional risks, including:
- The laws, rules and regulations applicable in such jurisdictions outside of the U.S., including those related to property ownership and control by foreign entities;
- Complying with a wide variety of foreign laws, including corruption, employment, data protection, energy usage, health, safety, environmental regulations which may require capital expenditures to maintain or bring our foreign properties into compliance with applicable regulations and/or may require disclosure of various environmental, social and governance matters, and the compliance risks and costs related thereto;
- Fluctuations in exchange rates between foreign currencies and the U.S. dollar (including risks related to their impact on our results of operations, hedging and other derivative arrangements used to mitigate our exposure to fluctuations in foreign currency rates, translational reporting risks, and exchange controls);
- As we may not have or have only a limited number of properties within a jurisdiction, our experience in that market and with local business may be limited, and our operating costs may be disproportionately higher until the number of properties within a jurisdiction grows;
- We may face challenges with expanding into current or new jurisdictions, such as identifying and securing investment opportunities, hiring and retaining employees, extended time periods for acquiring or disposing of investments, which may increase the cost of funding an investment, and potentially experiencing different cultural and business practices related to employees, rent adjustments, ground leases, and property ownership requirements and limitations;
- Challenges in establishing effective systems, infrastructure, controls and procedures to manage and regulate operations in different regions and to monitor and ensure compliance with applicable regulations, such as applicable laws related to corrupt practices, employment, licensing, construction, energy usage, climate change or environmental compliance;
- Unexpected, new or other changes in regulatory requirements (including disclosure requirements), tax, tariffs, trade barriers and other laws within jurisdictions outside the U.S. or between the U.S. and such jurisdictions;
- Potentially adverse tax consequences with respect to our properties and/or investment vehicles;
- Initial limited investments within certain regions or countries may result in industry or client concentration risks;
- The impact of regional or country-specific business cycles, inflation and economic instability, including deterioration in political relations with the U.S., instability in, or further withdrawals from, the European Union or other international trade alliances or agreements; and
- Political instability, uncertainty over property rights, civil unrest, acts of war, drug trafficking, political activism or the continuation or escalation of terrorist or gang activities.

We also engage external property managers and other third parties, who assist with managing our international properties. If a property manager or third party fails to meet its obligations or terminates its services, we may need to find a replacement; however, these services may be on less favorable terms and conditions, or we may not be able to find a suitable replacement in a timely manner or at all.

We have incurred and may continue to incur indebtedness that is denominated in local currencies to fund our international investments and operations. However, it is possible that such indebtedness may be insufficient or may be on unacceptable terms requiring us to use non-local currency indebtedness. In such event, we may be subject to foreign exchange rate volatility which may be impacted by various factors, including those described above. While we may enter into hedging and other derivatives instruments to mitigate our exposure to fluctuations in foreign exchange rates, we may not realize the anticipated benefits from these arrangements or these arrangements may be insufficient to mitigate our exposure. For more information, see "—We are subject to risks associated with debt and preferred stock financing." If we are unable to adequately address these risks, they could have a significant adverse effect on our operations.

We may engage in development, speculative development, or expansion projects or invest in new asset classes, which would subject us to additional risks that could negatively impact our operations.
We may engage in development, speculative development, or other expansion projects, which could require us to raise additional capital and obtain additional state and local permits. A decision by any governmental agency not to issue a required permit or substantial delays in the permitting process could cause us to incur penalties, delay us from receiving rental payments or result in us receiving reduced rental payments, or prevent us from pursuing the development, speculative development, or expansion project altogether. Additionally, any such new development, speculative development, or expansion project may not operate at designed capacity or may cost more to operate than we expect. The inability to successfully complete development, speculative development, expansion or other value-added projects or to complete them on a timely basis could adversely affect our business and results of operations.

We have and may continue to make investments and utilize transaction structures that are outside of our traditional business, including entering into new asset classes, such as casinos and vertical farms, and entering into (or expanding our use of) new transaction structures, such as strategic co-investment ventures, joint ventures, funds, lending, and increased exploration of sale-leaseback transactions. We invest and may continue to invest in new or different assets or enter into new transaction structures that may or may not be closely related to our current business and which could require new or additional processes, controls, systems and personnel. These new assets and transaction structures may have new, different or increased risks than what we are currently exposed to in our business and we may not be able to manage these risks successfully. Such risks include:
• When investing in new assets or transaction structures, we will be exposed to the risk that those assets or structures, or the income generated thereby, will affect our ability to meet the requirements to maintain our REIT status, or will subject us to additional regulatory requirements or limitations;
• Our partners or investors may share certain approval rights over major decisions or have the ability to appoint persons to governing bodies;
• Our partners or investors may seek to exit or redeem their investment, and may do so simultaneously, causing the venture or fund to seek capital to satisfy these requests on less than optimal terms;
• If our partners or investors fail to fund their share of any required capital contributions, then we may choose to contribute such capital or the venture or fund may have to raise additional capital or incur indebtedness on less than optimal terms;
• Our partners or investors may have economic or other business interests or goals that are inconsistent with our business interests or goals that would affect our ability to operate the venture or fund and adversely impact our consolidated financial position or results of operations;
• The venture or fund or other governing agreements may restrict the transfer of an interest in the co-investment venture or fund or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;
• Our relationships with our partners or investors are likely to be contractual in nature and may be terminated or dissolved under the terms of the agreements, and in such event, the venture or fund may terminate or we may not continue to invest in or manage the assets underlying such relationships resulting in a decrease in our assets under management and a reduction in fee revenues; and
• Disputes between us and our partners or investors may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the applicable co-investment venture or fund to additional risk.

If we are not able to successfully manage the risks associated with such new assets, it could have an adverse effect on our business, results of operations and financial condition.

Property taxes may increase without notice.
Real estate property taxes on our properties (including properties we develop or acquire) may increase as property tax rates change and as those properties are assessed or reassessed by tax authorities. While the majority of our leases are under a net lease structure, some or all of such property taxes may not be collectible from our clients, and, as we continue to expand into new verticals, the concentration of our leases under which we are primarily responsible for property taxes may increase, enhancing our exposure to such risks.

We may face extensive regulations from gaming and other regulatory authorities regarding current and future gaming properties.

As a landlord of a gaming facility or future gaming facilities, we may be impacted by the risks associated with the gaming industry. The ownership, operation, and management of gaming facilities are subject to extensive regulation. Gaming authorities also retain great discretion such that gaming regulations can impact our gaming clients, individuals associated with the operation of gaming properties, and us as the owner of the real estate and landlord related to such facilities. Gaming laws and regulations can impact all facets of a gaming property, including but not limited to gaming, service and consumption of alcoholic beverages, hours of operation, staffing and licensing of employees, marketing, currency transactions including compliance with the Foreign Corruption Practices Act and other anti-corruption laws and safety and security of the gaming property. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted, which could adversely affect our operating results, and may also result in additional taxes or licensing fees imposed on us and our gaming clients. In addition, subject to certain administrative due process requirements, gaming regulators generally have broad authority to conduct investigations into the conduct or associations of our officers or certain investors to ensure compliance with applicable standards and suitability to hold a gaming license, and to deny any application or limit, condition, restrict, revoke, or suspend any gaming license, registration, or finding of suitability or approval, or fine any person licensed, registered, or found suitable or qualified as a licensee. As a result, our ability to obtain or maintain our required licenses and approvals, or avoid penalties related thereto, may be subject to risks, including risks outside of our control, and cannot be predicted.

Were a tenant unable to continue to perform under a lease, because of the highly regulated nature of the industry, it may be difficult to re-lease gaming properties. This difficulty may be exacerbated to the extent the gaming property is located in a geography that does not have an expansive gaming footprint, such as one of the properties, in which we are invested. A transfer of interest, including a new lease, or a new management contract with a new operator will likely require approval of regulators and the licensing of a new gaming operator tenant.

An uninsured loss or a loss that exceeds the policy limits on our properties could subject us to lost capital or revenue on those properties.

Our leases generally require our clients to indemnify and hold us harmless from liabilities resulting from injury to persons, air, water, land or property, due to activities conducted on the properties, except for claims arising from the negligence or intentional misconduct of us or our agents. Additionally, clients are generally required, at the client's expense, to obtain and keep in full force during the term of the lease, general liability and property damage insurance policies. The insurance policies our clients are required to maintain for property damage are generally in amounts not less than the full replacement cost of the improvements less slab, foundations, supports and other customarily excluded improvements.

Many of our properties are also covered by flood and earthquake insurance policies (subject to substantial deductibles) obtained and paid for by our clients as part of their risk management programs. Additionally, we have obtained blanket liability, flood and earthquake (subject to substantial deductibles) and property damage insurance policies to protect us and our properties against loss should the indemnities and insurance policies provided by the clients fail to restore the properties to their condition prior to a loss. We do not carry insurance for certain losses and certain types of losses may be either uninsurable or not economically insurable. However, should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our results of operations or financial condition and on our ability to pay the principal of and interest on our debt securities and other indebtedness and to make distributions to our stockholders. We also face the risk that our insurance carriers may not be able to provide payment under any potential claims that might arise under the terms of our insurance policies, and we may not have the ability to purchase insurance policies we desire.

In addition, although we obtain title insurance policies on our properties to help protect us and our properties against title defects (such as adverse claims of ownership, liens or other encumbrances), there may be certain title defects that our title insurance will not cover. If a material title defect related to any of our properties is not adequately covered by a title insurance policy, we could lose some or all of our capital invested in and our anticipated profits from such property, cause a financial misstatement or damage our reputation.

Compliance with the Americans with Disabilities Act of 1990 and fire, safety, and other regulations may require us to make unanticipated expenditures that could adversely impact our results of operations.
Our U.S. properties are generally required to comply with the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. The clients to whom we lease properties are obligated by law to comply with the ADA provisions and, in many cases, the clients are generally obligated to cover costs associated with compliance pursuant to the terms of their applicable leases. If required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these clients to cover costs could be adversely affected. In such circumstances and where the expenditures are otherwise the responsibility of the landlord, we could be required to expend our own funds to comply with the provisions of the ADA, which could materially adversely affect our results of operations or financial condition and our ability to pay the principal of and interest on our debt securities and other indebtedness and to make distributions to our stockholders. In addition, our properties must be in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on our results of operations or financial condition and our ability to pay the principal of and interest on our debt securities and other indebtedness and to make distributions to our stockholders.

Our business is subject to risks associated with climate change.
Our business is subject to risks associated with the effects of climate change, and a market shift to a lower carbon economy, and may be subject to further risks in the future. A failure to adequately adapt to climate change could adversely affect our business through both chronic and acute perils including, but not limited to, extreme weather, changes in precipitation and temperature, and rising sea levels, all of which may result in physical damage to, or a decrease in demand for, our properties located in the areas affected by these conditions, and may adversely impact consumer behaviors, preferences and spending for our clients, and insurance costs, which may impact their ability to fulfill their obligations under our leases, or our ability to re-lease the properties in the future. In addition, should the impact of climate change be severe or occur for lengthy periods of time, connectivity, labor and supply chains could impact business continuity for ourselves and our clients.

The effects of climate change may lead to increased costs for us and our clients to adapt to the demands and expectations of lowering our carbon footprint, including with respect to setting carbon reduction targets, implementing renewable energy, retrofitting properties to be more energy efficient and implementing longer-term low-carbon solutions. These risks could adversely affect our reputation, financial condition or results of operations. The structure of our leasing contracts and operating model presents challenges in partnering with clients to implement necessary decarbonization initiatives.

Increased scrutiny and changing expectations from regulators and other stakeholders regarding sustainability practices and reporting could impact our business practices, cause us to incur additional costs and expose us to new risks.
We seek to promote effective energy efficiency and other sustainability strategies and compliance with federal, state and international laws and regulations related to climate change, both internally and with our partners across our value chain, including with our clients. Our sustainability strategies and efforts to comply with the various federal, state and international laws and regulations related to climate change could result in significant capital expenditures to improve our existing properties, properties we may acquire, and other business practices. Any changes to such laws and regulations could also result in increased operating costs or capital expenditures at our properties. If we are unable to comply with laws and regulations on climate change or implement effective sustainability strategies, our reputation among our clients and investors may be damaged and we may incur fines and/or penalties.

Tenants of net-leased properties are typically responsible for maintenance and other day-to-day management of the properties. This lack of control over our net-leased properties makes it difficult for us to collect property-level environmental data and to enforce related initiatives, which may impact our ability to comply with certain shareholder expectations or regulatory disclosure requirements to which we are subject or to comply with reporting frameworks or other established frameworks and standards. If we are unable to successfully collect the data necessary to comply with these disclosure requirements, standards or expectations, we may be subject to increased regulatory risk, of if such data is incomplete or unfavorable, our relationship with our investors or other stakeholders, our stock price, and our access to capital may be negatively impacted.

Additionally, our sustainability disclosures may reflect aspirational goals, targets, and other expectations and assumptions, which are necessarily uncertain and may not be realized. If we fail to satisfy the environmental, social, and governance expectations of investors, tenants and other stakeholders, our initiatives are not executed as planned, or we do not satisfy our goals, then our third-party ratings, reputation and financial results could be adversely affected. There can be no assurance that any of our sustainability strategies will result in reduced operating costs, higher occupancy or higher rental rates or deter our existing clients from relocating to properties owned by our competitors. In addition, both advocates and opponents to certain sustainability matters are increasingly resorting to a range of activism forms, including shareholder proposals, media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. The occurrence of any of the foregoing could have an adverse effect on the price of our stock and our financial condition and results of operations.

Our charter contains restrictions upon ownership of our common stock.

Our charter contains restrictions on ownership and transfer of our common stock intended to, among other purposes, assist us in maintaining our status as a REIT for U.S. federal and/or state income tax purposes. For example, our charter restricts any person from acquiring beneficial or constructive ownership of more than 9.8% (by value or by number of shares, whichever is more restrictive) of our outstanding shares of common stock. These restrictions could have anti-takeover effects and could reduce the possibility that a third party will attempt to acquire control of us, which could adversely affect the market price of our common stock.

The value of certain of our investment in real property may be reduced as the result of the expiration or loss of local tax abatements, tax credit programs, or other governmental incentives.

Certain of our investments have the benefit of governmental tax incentives aimed at inducing property users to relocate to incentivize development in areas and neighborhoods which have not historically seen robust commercial development. These incentives typically have specific sunset provisions and may be subject to governmental discretion in the eligibility or award of the applicable incentives. The expiration of these incentive programs or the inability of potential clients or users to be eligible for or to obtain governmental approval of the incentives, or the inability to remain compliant with such programs, may have an adverse effect on the value of our investment, cash flow and net income, and may result in impairment charges.

General Risk Factors

The market value of our capital stock and debt securities could be substantially affected by various factors.

The market value of our capital stock and debt securities will depend on many factors, which may change from time to time and may be outside of our control, including:

- Prevailing interest rates, increases in which may have an adverse effect on the market value of our capital stock and debt securities;
- The market for similar securities issued by other REITs;
- General economic, political and financial market conditions;
- The financial condition, performance and prospects of us, our clients and our competitors;
- Changes in tax, legal and regulatory obligations, including without limitation due to changes in federal, state, or local governing administrations;
- Litigation and regulatory proceedings;
- Changes in financial estimates or recommendations by securities analysts with respect to us, our competitors or our industry;
- Changes in our mix of investments and revenue-generating activities over time;
- Changes in our credit ratings;
- Actual or anticipated variations in quarterly operating results of us and our competitors; and
- Failure to achieve the perceived benefits of our strategic acquisitions and/or engagement in new verticals, investment structures or other revenue-generating activities.

Prices of common stock and debt securities in the U.S., trading markets have experienced extreme price fluctuations, and the market values of our common stock and debt securities have also fluctuated significantly during this period. As a result of these and other factors, investors who purchase our capital stock and debt securities may experience a decrease, which could be substantial and rapid, in the market value of our capital stock and debt securities, including decreases unrelated to our operating performance or prospects.

Litigation risks could affect our business.

From time to time, we are involved in legal proceedings, lawsuits, and other claims including those that may arise out of mergers and acquisitions, acquisitions, development opportunities, dispositions, disputes with clients, joint ventures, funds, and other strategic transactions. An unfavorable resolution of litigation may have a material adverse effect on our business, results of operations and financial condition. Regardless of its outcome, litigation may result in substantial costs and expenses and significantly divert the attention of management.

We depend on key personnel.

We depend on the efforts of our executive officers and key employees. The loss of the services of our executive officers and key employees could have a material adverse effect on our results of operations or financial condition and on our ability to pay the principal and interest on our debt securities and other indebtedness and to make distributions to our stockholders. It is possible that we will not be able to recruit additional personnel with equivalent experience in the net lease industry or retain employees to the same extent as in the past.

Natural disasters, terrorist attacks, other acts of violence or war, or other unexpected events may affect the value of our debt and equity securities, the markets in which we operate and our results of operations.

Natural disasters, terrorist attacks, other acts of violence or war, or other unexpected events (e.g., pandemics or epidemics) may negatively affect our operations, the market price of our capital stock and the value of our debt securities. There can be no assurance that events like these will not occur or have a direct impact on our clients, our business or the U.S. or world generally. If events like these were to occur, they could materially interrupt our business operations, cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. They also could result in or prolong an economic recession in the U.S. or abroad. Any of these occurrences could have a significant adverse impact on our operating results and revenues and on the market price of our capital stock and on the value of our debt securities. It could also have an adverse effect on our ability to pay principal and interest on our debt securities or other indebtedness and to make distributions to our stockholders.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We, like all businesses, are subject to cyber-attacks and security incidents, which threaten the confidentiality, integrity, and availability of our systems and information resources. Cyber-attacks are malicious cyber activity and a security incident is a successful cyber-attack that has the potential to expose sensitive data, internal systems, or otherwise disrupt business operations. Those attacks and incidents may be due to intentional or unintentional acts by employees, contractors or third-parties, who seek to gain unauthorized access to our or our service providers' systems to disrupt operations, corrupt data, or steal confidential information through malware, computer viruses, ransomware, social engineering (e.g., phishing attachments to e-mails) or other vectors.

The risk of a cybersecurity breach or operational disruption, particularly through a cyber incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, particularly as remote working has become more common. Our information technology ("IT") networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our clients. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption (such as the implementation of systems and/or vendors that provide constant monitoring of our IT networks and related systems for cyber-attacks and incidents); however, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging.

While we maintain some of our own critical IT networks and related systems, we depend on third-parties to provide important software, technologies, tools and a broad array of services and functions, such as payroll, human resources, electronic communications, data storage, and certain finance and treasury functions, among others. In the ordinary course of our business, we collect, process, transmit and store sensitive data, within our own systems and utilize those of third-party providers, including intellectual property, our proprietary business information and that of our clients, suppliers, business partners and investors, as well as personally identifiable information.

Our measures to prevent, detect and mitigate these threats may not be successful in preventing a security incident or data breach or limiting the effects of such a breach. This is particularly so because attack methodologies change frequently or are not recognized until launched, and we also may be unable to investigate or remediate incidents because attackers are increasingly using techniques and tools designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. Our clients, joint venture partners, investors or other third parties with whom we do business may themselves become subject to cyberattacks or security incidents, over which we may have no control, and which could have an indirect adverse impact on them, us or our business relationship.

The primary risks that could directly result from the occurrence of a cyber attack or security incident include operational interruption, damage to our relationship with our clients, reputational damage, and private data exposure. We could be required to expend significant capital and other resources to address an attack or incident, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services, in addition to any remedies or relief that may result from legal proceedings. Our financial results may be negatively impacted by any such attacks and incidents or any resulting negative media attention. Further, while we carry cyber liability insurance, such insurance may not be adequate to cover all losses related to such events.

Volatility in market and economic conditions may impact the accuracy of the various estimates used in the preparation of our financial statements and footnotes to the financial statements.
Various estimates are used in the preparation of our financial statements, including estimates related to asset and liability valuations (or potential impairments), and receivables. Often these estimates require the use of market data values and involve estimates of future performance or receivables collectability all of which can be difficult to accurately predict. Although management believes it has been prudent and used reasonable judgment in making these estimates, it is possible actual results may differ from these estimates.

Inherent limitations of internal controls over financial statements, disclosure controls and safeguarding of assets may adversely impact our financial condition and results of operations.
Our internal controls over financial reporting, disclosure controls and procedures and our operating internal controls may not prevent or detect financial misstatements or loss of assets because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Effective internal controls can provide only reasonable assurance with respect to financial statement and disclosure accuracy and safeguarding of assets. Failures in our internal controls could result in adverse consequences in our financial reporting and operations, including delays, additional costs, impairment of our ability to access capital, adverse impacts to investor confidence, regulatory review, or litigation.

Our business operations may not generate the cash needed to make distributions on our capital stock or to service our indebtedness.
Our ability to make distributions on our common stock and any outstanding preferred stock and payments on our indebtedness, and to fund planned acquisitions and capital expenditures will depend on our ability to generate cash in the future. We cannot make any assurances that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make distributions on our common stock and any outstanding preferred stock, to pay our indebtedness, or to fund our other liquidity needs.

Disruptions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on us, the market price of our common stock, and may make it more difficult or costly for us to raise capital.
Historically, there have been periods where the global equity and credit markets have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of equity and debt securities to fluctuate substantially and the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in certain cases have resulted in the unavailability of certain types of financing. Uncertainty in the equity and credit markets may negatively impact our ability to access additional financing at reasonable terms, which may adversely affect our ability to make acquisitions. A prolonged downturn in the equity or credit markets may cause us to refinance at higher rates, seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for us to buy or sell properties, may adversely affect the price we purchase or receive for properties, as we and prospective buyers may experience increased costs of financing or difficulties in obtaining financing. These events in the equity and credit markets may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or debt securities. These disruptions in the financial markets also may have a material adverse effect on the market value of our common stock and debt securities, the income we receive from our properties and the lease rates we can charge for our properties, as well as other unknown adverse effects on us or the economy in general.

Inflation (including prolonged inflationary periods) may adversely affect our results of operations, financial condition and liquidity.

Increased inflation or anticipated inflationary periods, such as the period in which we are currently in, could have a more pronounced negative impact on any variable rate debt we incur in the future and on our results of operations. During times when inflation is greater than increases in rent, as provided for in our leases, rent increases may not keep up with the rate of inflation and other costs (including increases in employment and other fees and expenses). Government regulations may limit the indices we can utilize in lease adjustments thereby limiting our ability to increase rent. Even though net leases are structured so as to reduce our exposure to rising property expenses due to inflation, substantial inflationary pressures and increased costs may have an adverse impact on our clients if increases in their operating expenses exceed increases in revenue, which may adversely affect our clients' ability to pay rent. The U.K. government plans to migrate away from the Retail Price Index ("RPI"), to alternatives such as the Consumer Price Index including owner occupiers' housing costs, that may result in a lower measure of inflation and, in turn, have a negative impact on our lease revenue currently tied to RPI in the U.K. Inflationary periods may cause us to experience increased costs of financing, making it difficult to incur or refinance debt at attractive rates or at all, and may adversely affect the investments we make if the cost of financing is in excess of our anticipated earnings from such investment thereby limiting the investments we can make. To the extent periods of high inflation are prolonged, these results may be exacerbated.

We are subject to complex and changing laws, regulations, policies, and executive orders, which exposes us to potential liabilities, increased costs and other adverse effects on our business.

We are subject to complex and changing laws, regulations, policies, and executive orders, locally, internationally and federally, and the enforcement and interpretations thereof, and compliance with these laws, regulations, policies and executive orders is onerous and expensive. New and changing laws, regulations, policies, and executive orders, or the enforcement and interpretations thereof, can adversely affect our business in many ways, including by increasing costs, negatively impacting the creditworthiness of our existing or potential clients, changing the interpretations or enforceability of existing business relationships or agreements, creating legal liability or reputational harm to the Company or distractions for management, generating operational disruptions, and requiring changes to our business, strategies or operations. Changes in law, enforcement priorities, policy, and other actions that materially adversely affect our business may be announced with little or no advance notice and we may not be able to effectively mitigate all adverse impacts from such measures or ensure timely compliance. These changes could also expose us to significant fines, government investigations, litigation and reputational harm, all of which could be costly, result in distractions for management, adversely impact our operational results, and could alter our ability to execute on our strategic plans. All of these impacts could materially adversely affect our business, reputation, results of operations and financial condition.

Item 1B: **Unresolved Staff Comments**

There are no unresolved staff comments.

Item 1C: **Cybersecurity**

We maintain a cyber risk management program to identify, assess, manage, mitigate, and respond to cybersecurity threats. We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. The program is integrated within our enterprise risk management system and addresses our IT networks and related systems that are essential to the operation of our business.

We maintain controls and procedures, including third-party oversight procedures, and cybersecurity training for all employees on an annual basis, which are designed to ensure prompt escalation of cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management in a timely manner.

We work with third parties that assist us to identify, assess, and manage cybersecurity risks, including professional services firms, consulting firms, threat intelligence service providers, and penetration testing firms.

Our cybersecurity program and designated incident response team are comprised of key employees, and third-party information security experts from leading cybersecurity incident response firms, who are responsible for efficiently and effectively responding to cybersecurity incidents. We have established comprehensive incident response and recovery plans and continue to evaluate the effectiveness of those plans.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business."

Cybersecurity Governance

The Board of Directors considers cybersecurity risk as part of its risk oversight function, and the Audit Committee of our Board oversees Realty Income's cybersecurity and other information technology risk exposures and the steps taken by management to monitor and control such exposures. Our cybersecurity risk profile and cybersecurity program status are reported to the Audit Committee on a quarterly basis. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity, and the full Board also receives briefings from management on our cybersecurity risk management program, as appropriate.

Our management team, including the Cybersecurity Risk Committee chaired by our Head of IT and comprised of executive leaders across the Company, provides oversight, direction and guidance related to the cybersecurity risk management decisions and is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team has extensive experience implementing and operating cybersecurity technologies, policies, and procedures throughout various industries and includes a Certified Information Systems Security Professional with ISC2.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Item 2:   Properties

Information pertaining to our properties can be found under Item 1.

Item 3:   Legal Proceedings

Information regarding legal proceedings is included in note *21, Commitments and Contingencies,* to the consolidated financial statements.

Item 4:   Mine Safety Disclosures

None.

PART II

Item 5:   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information
Our common stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol "O."

Holders
There were approximately 13,200 registered holders of record of our common stock as of January 30, 2025. This figure does not reflect the beneficial ownership of shares of our common stock.

Repurchases of Equity Securities

During the three months ended December 31, 2024, the following shares of stock were withheld for state and federal payroll taxes on the vesting of employee stock awards, as permitted under the Realty Income 2021 Incentive Award Plan, (the "2021 Plan"):

Period	Total Number of Shares Purchased	Average Price Paid per Share
October 1, 2024 — October 31, 2024	221	$ 62.95
November 1, 2024 — November 30, 2024	1,234	$ 56.96
December 1, 2024 — December 31, 2024	8,485	$ 53.50
Total	9,940	$ 54.14

Item 6:   **Reserved**

Item 7:   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis reflect our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023.

GENERAL

Realty Income (NYSE: O), an S&P 500 company, is real estate partner to the world's leading companies. Founded in 1969, we invest in diversified commercial real estate and, as of December 31, 2024, have a portfolio of over 15,600 properties in all 50 U.S. states, the U.K., and six other countries in Europe. We are known as "The Monthly Dividend Company®" and have a mission to invest in people and places to deliver dependable monthly dividends that increase over time. Since our founding, we have declared 656 consecutive monthly dividends and are a member of the S&P 500 Dividend Aristocrats® index for having increased our dividend for the last 30 consecutive years.

As of December 31, 2024, we owned or held interests in 15,621 properties, with approximately 339.4 million square feet of leasable space leased to 1,565 clients doing business in 89 separate industries. Of the 15,621 properties in our portfolio as of December 31, 2024, 15,316, or 98.0%, were single-client properties, and the remaining were multi–client properties. Our total portfolio had a weighted average remaining lease term (excluding rights to extend a lease at the option of the client) of approximately 9.3 years. Total portfolio annualized contractual rent (defined as the monthly aggregate cash amount charged to clients, inclusive of monthly base rent receivables) on our leases as of December 31, 2024 was $4.97 billion.

As of December 31, 2024, approximately 32.4% of our total portfolio annualized contractual rent came from properties leased to our investment grade clients, their subsidiaries or affiliated companies. As of December 31, 2024, our top 20 clients (based on percentage of total portfolio annualized contractual rent) represented approximately 36.4% of our annualized rent and 10 of these clients had investment grade credit ratings or were subsidiaries or affiliates of investment grade companies. Approximately 91% of our annualized retail contractual rent as of December 31, 2024, was derived from our clients with a service, non-discretionary, and/or low price point component to their business.

Unless otherwise specified, references to rental revenue in the Management's Discussion and Analysis of Financial Condition and Results of Operations are exclusive of reimbursements from clients for recoverable real estate taxes and operating expenses totaling $303.1 million, $274.2 million, and $184.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.

RECENT DEVELOPMENTS

Increases in Monthly Dividends to Common Stockholders

We have continued our 56-year history of paying monthly dividends. In addition, we have increased the dividend five times during 2024 and twice during 2025. As of February 2025, we have paid 109 consecutive quarterly dividend increases and increased the dividend 129 times since our listing on the NYSE in 1994.

2024 Dividend increases	Month Declared	Month Paid	Monthly Dividend per share		Increase per share	
1st increase	Dec 2023	Jan 2024	$	0.2565	$	0.0005
2nd increase	Mar 2024	Apr 2024	$	0.2570	$	0.0005
3rd increase	May 2024	Jun 2024	$	0.2625	$	0.0055
4th increase	Jun 2024	Jul 2024	$	0.2630	$	0.0005
5th increase	Sep 2024	Oct 2024	$	0.2635	$	0.0005
2025 Dividend increases						
1st increase	Dec 2024	Jan 2025	$	0.2640	$	0.0005
2nd increase	Feb 2025	Mar 2025	$	0.2680	$	0.0040

The dividends paid per share during the year ended December 31, 2024 totaled $3.126, as compared to $3.051 during the year ended December 31, 2023, an increase of $0.075, or 2.5%.

The monthly dividend of $0.2680 per share represents a current annualized dividend of $3.216 per share, and an annualized dividend yield of 6.0% based on the last reported sale price of our common stock on the NYSE of $53.41 on December 31, 2024. Although we expect to continue our policy of paying monthly dividends, we cannot guarantee that we will maintain our current level of dividends, that we will continue our pattern of increasing dividends per share, or what our actual dividend yield will be in any future period.

Closing of Spirit Merger
On January 23, 2024, we closed on our previously announced stock-for-stock merger with Spirit. The Merger is further described in note *2, Merger with Spirit Realty Capital, Inc.,* to the consolidated financial statements contained in this annual report.

Investments
During the year ended December 31, 2024, we invested $3.9 billion at an initial weighted average cash yield of 7.4%, including an investment in 546 properties, properties under development or expansion, and investments in loans. See notes *4, Investments in Real Estate, 5, Investments in Unconsolidated Entities,* and *6, Investments in Loans and Financing Receivables,* to the consolidated financial statements contained in this annual report for further details.

Dispositions
During the year ended December 31, 2024, we sold 294 properties with total net proceeds received of $589.5 million.

Equity Capital Raising
During 2024, we raised $1.8 billion of proceeds from the sale of common stock, at a weighted average price of $58.33 per share, primarily through proceeds from the sale of common stock through our ATM program. The ATM program issuances during 2024 included 30.2 million shares issued pursuant to forward sale confirmations. As of December 31, 2024, 1.8 million shares of common stock subject to forward sale confirmations have been executed but not settled. See note *15, Stockholders' Equity*, to the consolidated financial statements contained in this annual report for further details.

Note Issuances
In September 2024, we issued £350.0 million of 5.000% senior unsecured notes due October 2029 and £350.0 million of 5.250% senior unsecured notes due September 2041.

In August 2024, we issued $500.0 million of 5.375% senior unsecured notes due September 2054.

In January 2024, we issued $450.0 million of 4.750% senior unsecured notes due February 2029 and $800.0 million of 5.125% senior unsecured notes due February 2034. In connection with the Merger, we also completed the $2.7 billion exchange in principal of outstanding notes issued by Spirit Realty, L.P. ("Spirit OP").

See note *10, Notes Payable*, to the consolidated financial statements contained in this annual report for further details.

Redemption of Preferred Stock
On September 30, 2024, we redeemed all 6.9 million shares outstanding of our 6.000% Series A Preferred Stock ("Realty Income Series A Preferred Stock"), which was converted from Spirit's outstanding preferred stock in connection with the Merger, at a redemption price of $25.00 per share, plus accrued and unpaid dividends. For more details, see note *16, Series A Preferred Stock,* to the consolidated financial statements contained in this annual report.

Portfolio Discussion
Leasing Results
At December 31, 2024, we had 205 properties available for lease or sale out of 15,621 properties in our portfolio, which represents a 98.7% occupancy rate based on the number of properties in our portfolio. Our property-level occupancy rates exclude properties with ancillary leases only, such as cell towers and billboards, and properties with possession pending, and include properties owned by unconsolidated joint ventures. Below is a summary of our portfolio activity for the periods indicated below:

Three months ended December 31, 2024

Properties available for lease at September 30, 2024	196
Lease expirations [1]	286
Re-leases to same client	(197)
Re-leases to new client	(24)
Vacant dispositions	(56)
Properties available for lease at December 31, 2024	205

Year ended December 31, 2024

Properties available for lease at December 31, 2023	193
Lease expirations [1]	928
Re-leases to same client	(638)
Re-leases to new client	(56)
Vacant dispositions	(222)
Properties available for lease at December 31, 2024	205

[1] Includes scheduled and unscheduled expirations (including leases rejected in bankruptcy), as well as future expirations resolved in the periods indicated above.

During the three months ended December 31, 2024, the new annualized contractual rent on re-leases was $52.5 million, as compared to the previous annual rent of $48.9 million on the same units, representing a rent recapture rate of 107.4% on the units re-leased.

During the year ended December 31, 2024, the new annualized contractual rent on re-leases was $184.0 million, as compared to the previous annual rent of $174.2 million on the same units, representing a rent recapture rate of 105.6% on the units re-leased.

As part of our re-leasing costs, we pay leasing commissions to unrelated, third-party real estate brokers consistent with the commercial real estate industry standard, and sometimes provide rent concessions to our clients. We do not consider the collective impact of the leasing commissions or rent concessions to our clients to be material to our financial position or results of operations.

Impact of Inflation
Leases generally provide for limited increases in rent as a result of fixed increases, increases in the consumer price index, retail price index in the case of certain leases in the U.K. (typically subject to ceilings), or increases in clients' sales volumes. We expect that inflation will cause these lease provisions to result in rent increases over time. During times when inflation is greater than increases in rent, as provided for in the leases, rent increases may not keep up with the rate of inflation and other costs.

Moreover, our strategic focus on the use of net lease agreements reduces our exposure to rising property expenses due to inflation because the client is responsible for property expenses. Even though the utilization of net leases reduces our exposure to rising property expenses due to inflation, substantial inflationary pressures and increased costs may have an adverse impact on our clients if increases in their operating expenses exceed increases in revenue, which may adversely affect our clients' ability to pay rent. Additionally, inflationary periods may cause us to experience increased costs of financing, make it difficult to refinance debt at attractive rates or at all, and may adversely affect the properties we can acquire if the cost of financing an acquisition is in excess of our anticipated earnings from such property, thereby limiting the properties that can be acquired.

Impact of Real Estate and Capital Markets

In the commercial real estate market, property prices generally continue to fluctuate. Likewise, during certain periods, the global capital markets have experienced significant price volatility, dislocations, and liquidity disruptions, which may impact our access to and cost of capital. We continually monitor the commercial real estate and global capital markets carefully and, if required, will make decisions to adjust our business strategy accordingly.

Impact of Current Macroeconomic Conditions

We continue to monitor developments related to macroeconomic factors that could have an adverse impact on our business and our clients. Our clients face additional challenges, including potential changes in consumer confidence levels, behavior and spending and increased operational expenses, such as with respect to labor costs. The extent of the future effects on our business, results of operations, cash flows, and growth strategies is highly uncertain and will ultimately depend on future developments, none of which can be predicted.


LIQUIDITY AND CAPITAL RESOURCES


As of December 31, 2024, we had $3.7 billion of liquidity, which consists of cash and cash equivalents of $445.0 million, unsettled ATM forward equity of $91.8 million, and $3.1 billion of availability under our $4.25 billion unsecured revolving credit facility, net of $1.1 billion of borrowing on the revolving credit facility and after deducting $67.3 million in borrowings under our commercial paper programs. We use our unsecured revolving credit facility as a liquidity backstop for the repayment of the notes issued under our commercial paper programs.

Our primary cash obligations, for the current year and subsequent years, are included in the "Material Cash Requirements" table, which is presented later in this section. We expect to fund our operating expenses and other short-term liquidity requirements, including property acquisitions and development costs, payment of principal and interest on our outstanding indebtedness, property improvements, re-leasing costs, and cash distributions to common stockholders, primarily through a combination of the following:
- Cash and cash equivalents;
- Future cash flows from operations;
- Issuances of common stock or debt, or other securities offerings;
- Additional borrowings under our revolving credit facility or commercial paper programs, which are backstopped by our credit facility;
- Short-term loans;
- Asset dispositions; and
- Credit investment repayments

In addition to these sources of liquidity, we are exploring various capital diversification initiatives, including the establishment of a third-party private capital open-end fund.

We believe that our cash and cash equivalents on hand, cash provided from operating activities, and borrowing capacity are sufficient to meet our liquidity needs for the next twelve months. We intend, however, to use permanent or long-term capital to fund property acquisitions and to repay future borrowings under our credit facility and commercial paper programs.

Long-Term Liquidity Requirements

Our goal is to deliver dependable monthly dividends to our stockholders that increase over time. Historically, we have met our principal short-term and long-term capital needs, including the funding of high-quality real estate acquisitions, investments in loans to clients, property development, and capital expenditures by issuing common stock, long-term unsecured notes, and term loan borrowings. Over the long term, we believe that common stock should be the majority of our capital structure. We may issue common stock when we believe our share price is at a level that allows for the proceeds of an offering to be accretively invested into additional properties or to permanently finance properties that were initially financed by our revolving credit facility, commercial paper programs, or shorter-term debt securities. However, we cannot assure you that we will have access to the capital markets at all times and at terms that are acceptable to us.

Capitalization

As of December 31, 2024, our total capitalization was $74.9 billion. Total capitalization consisted of $47.8 billion of common equity (based on the December 31, 2024 closing price on the NYSE of $53.41 and assuming the conversion of 2.7 million common units of Realty Income, L.P.), and total outstanding borrowings of $27.2 billion on our revolving credit facility, commercial paper, term loans, mortgages payable, senior unsecured notes and bonds, and our proportionate share of unconsolidated entities' debt (excluding unamortized deferred financing costs, discounts, and premiums). Our total debt to capitalization was 36.3% at December 31, 2024.

Universal Shelf Registration

On February 16, 2024, we filed a new shelf registration statement with the SEC, which is effective for a term of three years and will expire in February 2027. In accordance with SEC rules, the amount of securities to be issued pursuant to this shelf registration statement was not specified when it was filed and there is no specific dollar limit. The securities covered by this registration statement include (1) common stock, (2) preferred stock, (3) debt securities, (4) depositary shares representing fractional interests in shares of preferred stock, (5) warrants to purchase debt securities, common stock, preferred stock, or depositary shares, and (6) any combination of these securities. We may periodically offer one or more of these securities in amounts, prices and on terms to be announced when and if these securities are offered. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

ATM Program

Under our current ATM program, which we entered into in August 2023, we may offer and sell up to 120.0 million shares of common stock (1) by us to, or through, a consortium of banks acting as our sales agents or (2) by a consortium of banks acting as forward sellers on behalf of any forward purchasers contemplated thereunder, in each case by means of ordinary brokers' transactions on the NYSE at prevailing market prices or at negotiated prices or by any other methods permitted by applicable law.

As of December 31, 2024, there were approximately 1.8 million shares of unsettled common stock subject to forward sale confirmations through our ATM program, representing approximately $91.8 million in expected net proceeds, which have been executed at a weighted average price of $51.80 per share (assuming full physical settlement of all outstanding shares of common stock, subject to such forward sale agreements and certain assumptions made with respect to settlement dates). During the year ended December 31, 2024, we settled approximately 30.2 million shares of common stock previously sold pursuant to forward sale agreements through our ATM program for approximately $1.7 billion of net proceeds. As of December 31, 2024, we had 55.5 million shares remaining for future issuance under our ATM program. We anticipate maintaining the availability of our ATM program in the future, including the replenishment of authorized shares issuable thereunder.

Debt Financing Activities

At December 31, 2024, our total outstanding borrowings of revolving credit facility, commercial paper, term loans, mortgages payable, and senior unsecured notes and bonds were $26.5 billion, with a weighted average maturity of 5.8 years and a weighted average interest rate of 3.9%. As of December 31, 2024, approximately 96% of our total debt was fixed rate debt. See notes 7 through 10 to the consolidated financial statements contained in this annual report for additional information about our outstanding debt, along with our debt financing activities during the year ended December 31, 2024 below.

Note Issuances

During the year ended December 31, 2024, we issued the following notes and bonds:

Note Issuances	Date of Issuance	Maturity Date	Principal amount (in millions)		Price of par value	Effective yield to maturity
4.750% Notes	January 2024	February 2029	$	450.0	99.23 %	4.923 %
5.125% Notes	January 2024	February 2034	$	800.0	98.91 %	5.265 %
5.375% Notes	August 2024	September 2054	$	500.0	98.37 %	5.486 %
5.000% Notes	September 2024	October 2029	£	350.0	99.14 %	5.199 %
5.250% Notes	September 2024	September 2041	£	350.0	96.21 %	5.601 %

In connection with the Merger, we also completed the $2.7 billion exchange in principal of outstanding notes issued by Spirit OP. See note *10, Notes Payable*, to the consolidated financial statements contained in this annual report for further details.

Note Repayments

During the year ended December 31, 2024, we repaid the following notes, plus accrued and unpaid interest upon maturity:

Note Repayments	Date of Issuance	Maturity Date	Principal amount (in millions)	
4.600% Notes	February 2014	February 2024	$	500.0
3.875% Notes	June 2014	July 2024	$	350.0

Term Loan Issuances

In January 2024, in connection with the Merger, we entered into an amended and restated term loan agreement (which replaced Spirit's then-existing term loans with various lenders). The amended and restated term loan agreements are fixed through interest rate swaps at a weighted average interest rate of 3.9%. Pursuant to the amended and restated term loan agreement, we borrowed $800.0 million in aggregate total borrowings, $300.0 million of which matures in August 2025 and $500.0 million of which matures in August 2027 (the "$800 million term loan agreement"). We also entered into an amended and restated term loan agreement pursuant to which we borrowed $500.0 million in aggregate total borrowings which matures in June 2025 (the "$500 million term loan agreement").

Term Loan Redemption

During the year ended December 31, 2024, we repaid our $250.0 million senior unsecured term loan in full upon maturity.

Mortgage Repayments

During the year ended December 31, 2024, we made $740.5 million in principal payments, including the full repayment of five mortgages for $735.9 million.

Covenants

The following is a summary of the key financial covenants for our senior unsecured notes, as defined and calculated per the terms of our senior notes and bonds. These calculations, which are not based on U.S. GAAP, are presented to investors to show our ability to incur additional debt under the terms of our senior notes and bonds as well as to disclose our current compliance with such covenants and are not measures of our liquidity or performance. The actual amounts as of December 31, 2024, are:

Note Covenants	Required	Actual
Limitation on incurrence of total debt	≤ 60% of adjusted assets	41.1%
Limitation on incurrence of secured debt	≤ 40% of adjusted assets	0.3%
Debt service and fixed charge coverage (trailing 12 months) [1]	≥ 1.5x	4.7x
Maintenance of total unencumbered assets	≥ 150% of unsecured debt	244.5%

[1] Our debt service coverage ratio is calculated on a pro forma basis for the preceding four-quarter period on the assumptions that: (i) the incurrence of any debt (as defined in the covenants) incurred by us since the first day of such four-quarter period and the application of the proceeds therefrom (including to refinance other debt since the first day of such four-quarter period), (ii) the repayment or retirement of any of our debt since the first day of such four-quarter period, and (iii) any acquisition or disposition by us of any asset or group since the first day of such four quarters had in each case occurred on January 1, 2024 and subject to certain additional adjustments. Such pro forma ratio has been prepared on the basis required by that debt service covenant, reflects various estimates and assumptions and is subject to other uncertainties, and therefore does not purport to reflect what our actual debt service coverage ratio would have been had transactions referred to in clauses (i), (ii) and (iii) of the preceding sentence occurred as of January 1, 2024, nor does it purport to reflect our debt service coverage ratio for any future period. Fixed charge coverage is calculated in the same manner as the debt service coverage. The following is our calculation of debt service and fixed charge coverage at December 31, 2024 (in thousands, for trailing twelve months):

Net income attributable to the Company	$	860,772
Plus: interest expense, excluding the amortization of deferred financing costs		993,848
Plus: provision for taxes		66,601
Plus: depreciation and amortization		2,395,644
Plus: provisions for impairment		425,833
Plus: pro forma adjustments		212,913
Less: gain on sales of real estate		(117,275)
Income available for debt service, as defined	$	4,838,336
Total pro forma debt service charge	$	1,027,604
Debt service and fixed charge coverage ratio		4.7x

Credit Agency Ratings

The borrowing interest rates under our revolving credit facility are based upon our ratings assigned by credit rating agencies. As of December 31, 2024, we were assigned the following investment grade corporate credit ratings on our senior unsecured notes and bonds: Moody's Investors Service has assigned a rating of A3 with a "stable" outlook and Standard & Poor's Ratings Group has assigned a rating of A- with a "stable" outlook. In addition, we were assigned the following ratings on our commercial paper at December 31, 2024: Moody's Investors Service has assigned a rating of P-2 and Standard & Poor's Ratings Group has assigned a rating of A-2.

Based on our credit agency ratings as of December 31, 2024, interest rates under our credit facility for U.S. borrowings would have been at the SOFR, plus 0.725% with a SOFR adjustment charge of 0.10% and a revolving credit facility fee of 0.125%, for all-in drawn pricing of 0.95% over SOFR, for British Pound Sterling ("GBP") borrowings, at the SONIA, plus 0.725% with a SONIA adjustment charge of 0.0326% and a revolving credit facility fee of 0.125%, for all-in drawn pricing of 0.8826% over SONIA, and for Euro ("EUR") borrowings at one-month EURIBOR, plus 0.725%, and a revolving credit facility fee of 0.125%, for all-in drawn pricing of 0.85% over one-month EURIBOR. In addition, our credit facility provides that the interest rates can range between: (i) SOFR/SONIA/EURIBOR, plus 1.40% if our credit rating is lower than BBB-/Baa3 or our senior unsecured debt is unrated and (ii) SOFR/SONIA/EURIBOR, plus 0.70% if our credit rating is A/A2 or higher. In addition, our credit facility provides for a facility commitment fee based on our credit ratings, which ranges from: (i) 0.30% for a rating lower than BBB-/Baa3 or unrated, and (ii) 0.10% for a credit rating of A/A2 or higher.

We also issue senior debt securities from time to time and our credit ratings can impact the interest rates charged in those transactions. If our credit ratings or ratings outlook change, our cost to obtain debt financing could increase or decrease. The credit ratings assigned to us could change based upon, among other things, our results of operations and financial condition. These ratings are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that our ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Moreover, a rating is not a recommendation to buy, sell or hold our debt securities, or common stock.

Material Cash Requirements

The following table summarizes the maturity of each of our obligations as of December 31, 2024 (dollars in millions):

	Credit Facility and Commercial Paper [1]	Unsecured Term Loans	Mortgages Payable	Senior Unsecured Notes and Bonds	Interest [2]	Ground Leases Paid by the Company [3]	Ground Leases Paid by Our Clients [4]	Other [5]	Total
2025	$ 67.3	$ 800.0	$ 43.4	$ 1,050.0	$ 1,002.5	$ 12.5	$ 31.8	$ 557.1	$ 3,564.6
2026	1,062.9	1,060.6	12.0	2,375.0	845.2	17.6	32.4	117.9	5,523.6
2027	—	500.0	22.3	2,313.6	736.8	11.1	30.5	98.2	3,712.5
2028	—	—	1.3	2,499.8	633.2	8.9	27.5	2.2	3,172.9
2029	—	—	1.3	2,387.5	589.0	10.0	25.0	1.9	3,014.7
Thereafter	—	—	1.0	12,312.8	2,922.1	406.7	336.4	11.0	15,990.0
Total	$ 1,130.2	$ 2,360.6	$ 81.3	$ 22,938.7	$ 6,728.8	$ 466.8	$ 483.6	$ 788.3	$34,978.3

[1] The initial term of the credit facility expires in June 2026 and includes, at our option, two six-month extensions. At December 31, 2024, there were $1,062.9 million of outstanding borrowings under our revolving credit facility, and commercial paper programs outstanding were $67.3 million, which mature between January 2025 and March 2025.

[2] Interest on the commercial paper programs, term loans, mortgages payable, and senior unsecured notes and bonds has been calculated based on outstanding balances at period end through their respective maturity dates.

[3] We currently pay the ground lessors directly for the rent under certain ground lease arrangements.

[4] Our clients, who are generally sub-tenant clients under ground leases, are responsible for paying the rent under these ground leases. In the event our client fails to pay the ground lease rent, we are primarily responsible.

[5] "Other" consists of $683.3 million of commitments under construction contracts, $93.5 million for tenant improvements, re-leasing costs, recurring capital expenditures, and non-recurring building improvements, and $11.5 million for contingent purchase consideration obligations related to leasing activities for a multi-tenant property acquired.

Investments in Unconsolidated Entities

As of December 31, 2024, our pro-rata share of secured debt of unconsolidated entities was approximately $659.2 million.

DIVIDEND POLICY

Distributions are paid monthly to holders of shares of our common stock.

Distributions are paid monthly to the limited partners holding common units of Realty Income, L.P., each on a per unit basis that is equal to the amount paid per share to our common stockholders (subject to the adjustment factor applicable to those units at the time of such distribution).

In order to maintain our status as a REIT for federal income tax purposes, we generally are required to distribute dividends to our stockholders aggregating annually at least 90% of our taxable income (excluding net capital gains), and we are subject to income tax to the extent we distribute less than 100% of our taxable income (including net capital gains). In 2024, our cash distributions to common stockholders totaled $2.69 billion, or approximately 126.1% of our estimated taxable income of $2.13 billion. Certain measures are available to us to reduce or eliminate our tax exposure as a REIT, and accordingly, no provision for U.S. federal income taxes, other than our taxable REIT subsidiaries (each, a "TRS"), has been made. Our estimated taxable income reflects non-cash deductions for depreciation and amortization. Our estimated taxable income is presented to show our compliance with REIT dividend requirements and is not a measure of our liquidity or operating performance. We intend to continue to make distributions to our stockholders that are sufficient to meet this dividend requirement and that will reduce or eliminate our exposure to income taxes. Furthermore, we believe our cash on hand and funds from operations are sufficient to support our current level of cash distributions to our stockholders. We distributed $3.126 per share to stockholders during the year ended December 31, 2024, representing 74.6% of our diluted Adjusted Funds from Operations Available to Common Stockholders ("AFFO") per share of $4.19.

Future distributions will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, Funds from Operations Available to Common Stockholders ("FFO"), Normalized Funds from Operations Available to Common Stockholders ("Normalized FFO"), AFFO, cash flow from operations, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, our debt service requirements, and any other factors the Board of Directors may deem relevant. In addition, our credit facility contains financial covenants that could limit the amount of distributions payable by us in the event of a default, and which prohibit the payment of distributions on our common stock in the event that we fail to pay when due (subject to any applicable grace period) any principal or interest on borrowings under our credit facility.

Distributions of our current and accumulated earnings and profits for federal income tax purposes generally will be taxable to stockholders as ordinary income, except to the extent that we recognize capital gains and declare a capital gains dividend, or that such amounts constitute "qualified dividend income" subject to a reduced rate of tax. The maximum tax rate of non-corporate taxpayers for "qualified dividend income" is generally 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding requirements have been met with respect to the REIT's stock and the REIT's dividends are attributable to dividends received from certain taxable corporations (such as our TRSs) or to income that was subject to tax at the corporate or REIT level (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year). However, non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017, and before January 1, 2026.

Distributions in excess of earnings and profits generally will first be treated as a non-taxable reduction in the stockholders' basis in their stock, but not below zero. Distributions in excess of that basis generally will be taxable as a capital gain to stockholders. Approximately 30.4% of the distributions to our common stockholders, made or deemed to have been made in 2024, were classified as a return of capital for federal income tax purposes.

RESULTS OF OPERATIONS

The following is a comparison of our results of operations for the years ended December 31, 2024 and 2023.

Total Revenue
The following summarizes our total revenue (in millions):

| | Years ended December 31, | | |
	2024	2023	Change
Rental (excluding reimbursable)	$ 4,740.6	$ 3,684.0	$ 1,056.6
Rental (reimbursable)	303.1	274.2	28.9
Other	227.4	120.8	106.6
Total revenue	$ 5,271.1	$ 4,079.0	$ 1,192.1

Rental Revenue (excluding reimbursable)
The table below summarizes the increase in rental revenue (excluding reimbursable) in the years ended December 31, 2024 and 2023 (dollars in millions):

| | Number of Properties | Years ended December 31, | | |
		2024	2023	Change
Properties acquired during 2024 & 2023	3,777	$ 1,278.6	$ 273.8	$ 1,004.8
Same store rental revenue [1]	11,479	3,319.1	3,302.4	16.7
Constant currency adjustment [2]	N/A	15.2	—	15.2
Properties sold during and prior to 2024	434	19.2	47.9	(28.7)
Straight-line rent and other non-cash adjustments	N/A	(1.7)	(34.2)	32.5
Vacant rents, development and other [3]	365	90.6	91.3	(0.7)
Other excluded revenue [4]	N/A	19.6	2.8	16.8
Total		$ 4,740.6	$ 3,684.0	$ 1,056.6

[1] The same store rental revenue percentage increased by 0.5% for the year ended December 31, 2024 as compared with the same period in 2023.

[2] For purposes of comparability, same store rental revenue is presented on a constant currency basis using the exchange rate as of December 31, 2024. None of the properties in France, Germany, Ireland, or Portugal met our same store pool definition for the periods presented. In addition, the same store pool excludes properties assumed on January 23, 2024 as a result of the Merger.

[3] Relates to the aggregate of (i) rental revenue from 315 properties that were available for lease during part of 2024 or 2023 for the year ended December 31, 2024, and (ii) rental revenue for 50 properties under development or completed developments that do not meet our same store pool definition for the year ended December 31, 2024.

[4] "Other excluded revenue" primarily consists of reimbursements for tenant improvements and rental revenue that is not contractual base rent such as lease termination settlements.

For purposes of determining the same store rent property pool, we include all properties that were owned for the entire year-to-date period, for both the current and prior year, except for properties during the current or prior year that; (i) were vacant at any time, (ii) were under development or redevelopment, or (iii) were involved in eminent domain and rent was reduced. Each of the exclusions from the same store pool are separately addressed within the applicable sentences above, explaining the changes in rental revenue for the period.

Of the 16,694 in-place leases in the portfolio, 13,734, or 82.3%, were under leases that provide for increases in rents through: base rent increases tied to inflation (typically subject to ceilings), percentage rent based on a percentage of the clients' gross sales, fixed increases, or a combination of two or more of the aforementioned rent provisions.

Rent based on a percentage of our clients' gross sales, or percentage rent, was $16.0 million and $14.8 million for the years ended December 31, 2024 and 2023, respectively. Percentage rent represents less than 1% of rental revenue.

At December 31, 2024, our portfolio of 15,621 properties was 98.7% leased with 205 properties available for lease or sale, as compared to 98.6% leased with 193 properties available for lease at December 31, 2023. It has been our experience that approximately 1% to 4% of our property portfolio will be available for lease at any given time; however, it is possible that the number of properties available for lease or sale could increase in the future, given the nature of economic cycles and other unforeseen global events.

Rental Revenue (reimbursable)

A number of our leases provide for contractually obligated reimbursements from clients for recoverable real estate taxes and operating expenses. Contractually obligated reimbursements by our clients increased by $28.9 million for the year ended December 31, 2024 as compared with the same period in 2023, primarily due to the growth of our portfolio due to acquisitions; partially offset by lower recoverable taxes as a result of a modification of tax remittance terms with a client in the prior year.

Other Revenue

The following summarizes our total other revenue (in millions):

	Years ended December 31,					
	2024		**2023**		**Change**	
Interest income on financing receivables	$	124.4	$	102.8	$	21.6
Interest income on loans and preferred equity investments		100.0		16.8		83.2
Other		3.0		1.2		1.8
	$	227.4	$	120.8		106.6

Total Expenses

The following summarizes our total expenses (in millions):

	Years ended December 31,					
	2024		**2023**		**Change**	
Depreciation and amortization	$	2,395.6	$	1,895.2	$	500.4
Interest		1,017.0		730.4		286.6
Property (excluding reimbursable)		74.6		42.8		31.8
Property (reimbursable)		303.1		274.2		28.9
General and administrative		176.9		144.5		32.4
Provisions for impairment		425.8		87.1		338.7
Merger, transaction, and other costs, net		96.3		14.5		81.8
Total expenses	$	4,489.3	$	3,188.7	$	1,300.6
Total revenue [1]	$	4,968.1	$	3,804.8		
General and administrative expenses as a percentage of total revenue [1]		3.6 %		3.8 %		
Property expenses (excluding reimbursable) as a percentage of total revenue [1]		1.5 %		1.1 %		

[1] Excludes rental revenue (reimbursable).

Depreciation and Amortization

Depreciation and amortization increased by $500.4 million for the year ended December 31, 2024 as compared with the same period in 2023, primarily due to the Merger and the acquisitions of properties in 2023 and 2024, which were partially offset by property dispositions. Real estate assets acquired in the Merger contributed an additional $413.4 million of depreciation and amortization for the year ended December 31, 2024.

Interest Expense

The following is a summary of the components of our interest expense (in thousands):

	Years ended December 31,	
	2024	**2023**
Interest on our credit facility, commercial paper, term loans, mortgages, senior unsecured notes and bonds, and interest rate swaps	$ 1,018,445	$ 788,344
Credit facility commitment fees	5,401	5,357
Amortization of debt origination and deferred financing costs	23,939	26,670
Gain on interest rate swaps	(7,180)	(7,189)
Amortization of net mortgage premiums and discounts	30	(12,803)
Amortization of net note premiums and discounts	(3,309)	(60,657)
Capital lease obligation	2,025	1,509
Interest capitalized	(22,396)	(10,808)
Interest expense	$ 1,016,955	$ 730,423
Credit facility, commercial paper, term loans, mortgages and senior unsecured notes and bonds		
Average outstanding balances	$ 25,508,037	$ 20,537,222
Weighted average interest rates	4.07 %	3.83 %

Interest expense increased by $286.6 million for the year ended December 31, 2024 as compared with the same period in 2023, primarily due to higher average borrowings and weighted average interest rates. Included in the overall increase, $67.4 million was from lower non-cash amortization of debt discounts and premiums, primarily due to the amortization of the discount recorded to reflect the fair value of senior notes exchanged in the Merger. These increases were partially offset by higher capitalized interest driven by increased development activity. See notes to the accompanying consolidated financial statements contained in this annual report for additional information regarding our indebtedness.

Property Expenses (excluding reimbursable)

Property expenses (excluding reimbursable) consist of costs associated with properties available for lease, non-net-leased properties and general portfolio expenses and include, but are not limited to, property taxes, maintenance, insurance, utilities, property inspections and legal fees.

Property expenses (excluding reimbursable) increased by $31.8 million for the year ended December 31, 2024 as compared with the same period in 2023, primarily due to a higher number of properties available for lease compared with the same periods in 2023, in addition to acquisitions in 2023 and 2024 in which the lease terms do not obligate the tenant to pay certain expenses, which resulted in higher repairs and maintenance costs, property insurance and taxes.

Property Expenses (reimbursable)

Property expenses (reimbursable) consist of reimbursable property taxes and operating costs paid on behalf of our clients. Property expenses (reimbursable) increased by $28.9 million for the year ended December 31, 2024 as compared with the same period in 2023 primarily due to an increase in portfolio size, resulting in higher common area maintenance, property taxes, and insurance expenses paid on behalf of our clients.

General and Administrative Expenses

General and administrative expenses increased by $32.4 million for the year ended December 31, 2024 as compared with the same period in 2023, primarily due to higher employee costs of $19.6 million and higher professional fees of $7.9 million as we continue to invest in our people and our platform.

Provisions for Impairment

The following table summarizes our provisions for impairment during the periods indicated below (in millions):

	Years ended December 31,	
	2024	**2023**
Provisions for impairment of real estate	$ 319.0	$ 82.2
Provision for credit losses	106.8	4.9
Provisions for impairment	$ 425.8	$ 87.1

Provisions for impairment increased by $338.7 million for the year ended December 31, 2024, as compared with the same period in 2023, as a result of increases of $236.8 million in impairment of real estate, primarily due to a higher number of properties impaired under the held for sale model, and $101.9 million in higher credit losses recognized on financing receivables for distressed clients accounted for under sales leaseback transactions.

Merger, Transaction, and Other Costs, Net

During the year ended December 31, 2024, we incurred $96.3 million of merger, transaction, and other costs, net consisting of $86.7 million of transaction and integration-related costs related to Spirit, which largely consisted of employee severance, post-combination share-based compensation, transfer taxes, and various professional fees directly attributable to the Merger, as well as $5.1 million related to the lease termination of a legacy corporate facility, and $4.5 million of organization costs incurred related to our private fund.

For the year ended December 31, 2023, we incurred $14.5 million of merger, transaction, and other costs, net, the majority of which was related to the Merger that closed in January 2024.

Gain on Sales of Real Estate

The following summarizes our property dispositions (dollars in millions):

	Years ended December 31,	
	2024	**2023**
Number of properties sold	294	121
Net sales proceeds	$ 589.5	$ 117.4
Gain on sales of real estate	$ 117.3	$ 25.7

Foreign Currency and Derivative Gain (Loss), Net

We borrow in the functional currencies of the countries in which we invest. Net foreign currency gain and loss are primarily related to the remeasurement of intercompany debt from foreign subsidiaries and outstanding borrowings denominated in the local currencies we invest in. Derivative gain and loss are primarily related to mark-to-market adjustments on derivatives that do not qualify for hedge accounting and settlement of designated derivatives reclassified from Accumulated Other Comprehensive Income ("AOCI").

Foreign currency and derivative gain (loss), net was a $3.4 million gain for the year ended December 31, 2024 as compared $13.4 million loss with the same period in 2023, primarily due to the impact of foreign currency fluctuations on the remeasurement of intercompany debt.

Equity in Earnings of Unconsolidated Entities

Equity in earnings of unconsolidated entities was $7.8 million for the year ended December 31, 2024, compared to $2.5 million for the year ended December 31, 2023. The increase in equity in earnings of unconsolidated entities is due to an increase in our joint venture investments.

Other Income, Net

Other income, net decreased by $0.2 million for the year ended December 31, 2024 as compared with the same period in 2023, primarily due to lower gains on insurance proceeds, largely offset by higher interest on short-term investments.

Income Taxes

Income taxes primarily consist of international income taxes accrued or paid by us and our subsidiaries, as well as state and local taxes. The increase of $14.6 million in income taxes for the year ended December 31, 2024 as compared with the same period in 2023 is primarily attributable to higher taxable income in the U.K.

Preferred Stock Dividends

The increase in preferred stock dividends of $7.8 million for the year ended December 31, 2024 as compared with the same period in 2023 is due to the issuance of Realty Income Series A Preferred Stock in connection with the Merger.

Excess of Redemption Value over Carrying Value of Preferred Shares Redeemed

In September 2024, we redeemed all 6.9 million of Realty Income Series A Preferred Stock outstanding. The excess of the $25.00 liquidation price per share over the carrying value of Realty Income Series A Preferred Stock redeemed resulted in a loss on redemption of $5.1 million for the year ended December 31, 2024.


CRITICAL ACCOUNTING POLICIES


Our consolidated financial statements have been prepared in accordance with U.S. GAAP and are the basis for our discussion and analysis of financial condition and results of operations. Preparing our consolidated financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. This summary should be read in conjunction with the more complete discussion of our accounting policies and procedures included in note *1, Summary of Significant Accounting Policies*, to our consolidated financial statements in this annual report. In order to prepare our consolidated financial statements according to the rules and guidelines set forth by U.S. GAAP, many subjective judgments must be made with regard to critical accounting policies. We believe the following are our most critical accounting policies and estimates:

Allocation of the Purchase Price of Real Estate Acquisitions

Management must make significant assumptions in determining the fair value of assets acquired and liabilities assumed. We evaluate whether or not substantially all of the value of acquired assets is concentrated in a single identifiable asset or group of identifiable assets to determine whether a transaction is accounted for as an asset acquisition or a business combination. A majority of our acquisitions qualify as asset acquisitions and the transaction costs associated with those acquisitions are capitalized. However, for transactions that qualify as business combinations, such as the Merger, we expense the transaction costs and categorize them as merger, transaction, and other costs, net in our consolidated statements of income and comprehensive income. For business combinations, we recognize the amount of any purchase consideration that exceeds the fair value of all identified assets acquired and liabilities assumed as goodwill and may record measurement period adjustments within one year of the acquisition date as permitted under ASC 805, *Business Combinations* (for more details see *note 2, Merger with Spirit Realty Capital, Inc.* to our consolidated financial statements contained in this annual report).

For asset acquisitions, we allocate the cost of real estate acquired, inclusive of transaction costs, to: (1) land, (2) building and improvements, and (3) identified intangible assets and liabilities, based in each case on their relative estimated fair values. For business combinations, all assets acquired and liabilities assumed are recorded at fair value. The difference between the purchase consideration and the aggregated fair value is recognized as goodwill or a gain on bargain purchase. Intangible assets and liabilities consist of above-market or below-market lease value and the value of in-place leases, as applicable. Additionally, above-market rents on leases acquired through sale-leaseback transactions under which we are a lessor are accounted for as financing receivables amortizing over the lease term, while below-market rents on leases under which we are a lessor are accounted for as prepaid rent. In an acquisition of multiple properties, we must also allocate the purchase price among the properties. The allocation of the purchase price is based on our assessment of estimated fair value of the land, building and improvements, and identified intangible assets and liabilities and is often based upon the various characteristics of the market where the property is located. In addition, any assumed mortgages are recorded at their estimated fair values. The estimated fair values of our mortgages payable have been calculated by discounting the future cash flows using applicable interest rates that have been adjusted for factors, such as industry type, client investment grade, maturity date, and comparable borrowings for similar assets. The use of different assumptions in the allocation of the purchase price of the acquired properties and liabilities assumed could affect the timing of recognition of the related revenue and expenses.

Provisions for Impairment - Real Estate Assets

Management must make significant judgment as to if, and when, impairment losses should be taken on our properties when events or a change in circumstances indicate that the carrying amount of the asset may not be recoverable. If estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property, a fair value analysis is performed and, to the extent the estimated fair value is less than the current book value, a provision for impairment is recorded to reduce the book value to estimated fair value. Key inputs that we utilize in this analysis include projected rental rates, estimated holding periods, capital expenditures, and property sales capitalization rates. If a property is held for sale, it is carried at the lower of carrying cost or estimated fair value, less estimated cost to sell. The carrying value of our real estate is the largest component of our consolidated balance sheets. Our strategy of primarily holding properties, long-term, directly decreases the likelihood of their carrying values not being recoverable, thus requiring the recognition of an impairment. However, if our strategy, or one or more of the above assumptions were to change in the future, an impairment may need to be recognized. If events should occur that require us to reduce the carrying value of our real estate by recording provisions for impairment, they could have a material impact on our results of operations.

NON-GAAP FINANCIAL MEASURES

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization for Real Estate ("Adjusted EBITDA*re*")

Nareit established an EBITDA metric for real estate companies (i.e., EBITDA for real estate, or EBITDA*re*) it believed would provide investors with a consistent measure to help make investment decisions among REITs. Our definition of "Adjusted EBITDA*re*" is generally consistent with the Nareit definition, other than our adjustment to remove foreign currency and derivative gain and loss and merger, transaction, and other costs, net. We define Adjusted EBITDA*re*, a non-GAAP financial measure, for the most recent quarter as earnings (net income) before (i) interest expense, (ii) income taxes, (iii) depreciation and amortization, (iv) provisions for impairment, (v) merger, transaction, and other costs, net, (vi) gain on sales of real estate, (vii) foreign currency and derivative gain and loss, net, and (viii) our proportionate share of adjustments from unconsolidated entities. Our Adjusted EBITDA*re* may not be comparable to Adjusted EBITDA*re* reported by other companies or as defined by Nareit, and other companies may interpret or define Adjusted EBITDA*re* differently than we do. Management believes Adjusted EBITDA*re* to be a meaningful measure of a REIT's performance because it provides a view of our operating performance, analyzes our ability to meet interest payment obligations before the effects of income tax, depreciation and amortization expense, provisions for impairment, gain on sales of real estate and other items, as defined above, that affect comparability, including the removal of non-recurring and non-cash items that industry observers believe are less relevant to evaluating the operating performance of a company. In addition, EBITDA*re* is widely followed by industry analysts, lenders, investors, rating agencies, and others as a means of evaluating the operational cash generating capacity of a company prior to servicing debt obligations. Management also believes the use of an annualized quarterly Adjusted EBITDA*re* metric, which we refer to as Annualized Adjusted EBITDA*re*, is meaningful because it represents our current earnings run rate for the period presented. Annualized Adjusted EBITDA*re* and Annualized Pro Forma Adjusted EBITDA*re*, as defined below, are also used to determine the vesting of performance share awards granted to executive officers. Annualized Adjusted EBITDA*re* should be considered along with, but not as an alternative to net income as a measure of our operating performance. We define Annualized Pro Forma Adjusted EBITDA*re* as Annualized Adjusted EBITDA*re*, subject to certain adjustments to incorporate Adjusted EBITDA*re* from investments we acquired or stabilized during the applicable quarter and to remove Adjusted EBITDA*re* from investments we disposed of during the applicable quarter, and include transaction accounting adjustments in accordance with U.S. GAAP, giving pro forma effect to all transactions as if they occurred at the beginning of the applicable period. Our calculation includes all adjustments consistent with the requirements to present Adjusted EBITDA*re* on a pro forma basis in accordance with Article 11 of Regulation S-X. The Annualized Pro Forma Adjustments are consistent with the debt service coverage ratio calculated under financial covenants for our senior unsecured notes. We believe Annualized Pro Forma Adjusted EBITDA*re* is a useful non-GAAP supplemental measure, as it excludes investments that were no longer owned at the balance sheet date and includes the annualized rent from investments acquired during the quarter. Management also uses our ratios of Net Debt/ Annualized Adjusted EBITDA*re* and Net Debt/Annualized Pro Forma Adjusted EBITDA*re* as measures of leverage in assessing our financial performance, which is calculated as net debt (which we define as total debt per the consolidated balance sheets, excluding deferred financing costs and net premiums and discounts, but including our proportionate share of debt from unconsolidated entities, less cash and cash equivalents), divided by annualized quarterly Adjusted EBITDA*re* and annualized Pro Forma Adjusted EBITDA*re*, respectively.

The following is a reconciliation of net income (which we believe is the most comparable U.S. GAAP measure) to Adjusted EBITDA*re* and Annualized Pro Forma EBITDA*re* calculations for the periods indicated below (dollars in thousands):

	Three months ended December 31,			
	2024		**2023**	
Net income	$	201,350	$	219,762
Interest		268,149		208,313
Income taxes		20,102		15,803
Depreciation and amortization		606,671		475,856
Provisions for impairment		142,966		27,281
Merger, transaction, and other costs, net		(9,176)		9,932
Gain on sales of real estate		(24,985)		(5,992)
Foreign currency and derivative (gain) loss, net		(535)		18,371
Proportionate share of adjustments from unconsolidated entities		18,991		14,983
Quarterly Adjusted EBITDA*re*	$	1,223,533	$	984,309
Annualized Adjusted EBITDA*re* [(1)]	$	4,894,132	$	3,937,236
Annualized Pro Forma Adjustments	$	79,143	$	74,919
Annualized Pro Forma Adjusted EBITDA*re*	$	4,973,275	$	4,012,155
Total debt per the consolidated balance sheets, excluding deferred financing costs and net premiums and discounts	$	26,510,798	$	21,480,869
Proportionate share of unconsolidated entities debt, excluding deferred financing costs		659,190		659,190
Less: Cash and cash equivalents		(444,962)		(232,923)
Net Debt [(2)]	$	26,725,026	$	21,907,136
Net Debt/Annualized Adjusted EBITDA*re*		5.5x		5.6x
Net Debt/Annualized Pro Forma Adjusted EBITDA*re*		5.4x		5.5x

[(1)] We calculate Annualized Adjusted EBITDA*re* by multiplying the Quarterly Adjusted EBITDA*re* by four.
[(2)] Net Debt is total debt per our consolidated balance sheets, excluding deferred financing costs and net premiums and discounts, but including our proportionate share of debt from unconsolidated entities, less cash and cash equivalents.

As described above, the Annualized Pro Forma Adjustments, which include transaction accounting adjustments in accordance with U.S. GAAP, consist of adjustments to incorporate the Adjusted EBITDA*re* from investments we acquired or stabilized during the applicable quarter and remove Adjusted EBITDA*re* from investments we disposed of during the applicable quarter, giving pro forma effect to all transactions as if they occurred at the beginning of the period, consistent with the requirements of Article 11 of Regulation S-X. The annualized Pro Forma Adjustments are consistent with the debt service coverage ratio calculated under financial covenants for our senior unsecured notes. The following table summarizes our Annualized Pro Forma Adjustments related to our Annualized Pro Forma Adjusted EBITDA*re* calculation for the periods indicated below (in thousands):

	Three months ended December 31,			
	2024		**2023**	
Annualized pro forma adjustments from investments acquired or stabilized	$	82,848	$	77,012
Annualized pro forma adjustments from investments disposed		(3,705)		(2,093)
Annualized Pro Forma Adjustments	$	79,143	$	74,919

FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS ("FFO") AND NORMALIZED FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS ("Normalized FFO")

We define FFO, a non-GAAP measure, consistent with the National Association of Real Estate Investment Trusts' definition, as net income available to common stockholders, plus depreciation and amortization of real estate assets, plus provisions for impairments of depreciable real estate assets, and reduced by gain on property sales. We define Normalized FFO, a non-GAAP financial measure, as FFO excluding merger, transaction, and other costs, net. We define diluted FFO and diluted normalized FFO as FFO and normalized FFO adjusted for dilutive noncontrolling interests.

The following summarizes our FFO and Normalized FFO (in millions, except per share data):

	Years ended December 31,		
	2024	**2023**	**% Change**
FFO available to common stockholders	$ 3,467.7	$ 2,822.1	22.9 %
FFO per common share [1]	$ 4.01	$ 4.07	(1.5)%
Normalized FFO available to common stockholders	$ 3,564.0	$ 2,836.6	25.6 %
Normalized FFO per common share [1]	$ 4.12	$ 4.09	0.7 %

[1] All per share amounts are presented on a diluted per common share basis.

The following is a reconciliation of net income available to common stockholders (which we believe is the most comparable U.S. GAAP measure) to FFO and Normalized FFO. Also presented is information regarding distributions paid to common stockholders and the weighted average number of common shares used for the basic and diluted computation per share (dollars in thousands, except per share amounts):

	Years ended December 31,	
	2024	**2023**
Net income available to common stockholders	$ 847,893	$ 872,309
Depreciation and amortization	2,395,644	1,895,177
Depreciation of furniture, fixtures and equipment	(2,857)	(2,239)
Provisions for impairment of real estate	319,032	82,208
Gain on sales of real estate	(117,275)	(25,667)
Proportionate share of adjustments for unconsolidated entities	29,124	4,205
FFO adjustments allocable to noncontrolling interests	(3,902)	(3,855)
FFO available to common stockholders	$ 3,467,659	$ 2,822,138
FFO allocable to dilutive noncontrolling interests	6,611	5,552
Diluted FFO	$ 3,474,270	$ 2,827,690
FFO available to common stockholders	$ 3,467,659	$ 2,822,138
Merger, transaction, and other costs, net	96,292	14,464
Normalized FFO available to common stockholders	$ 3,563,951	$ 2,836,602
Normalized FFO allocable to dilutive noncontrolling interests	6,611	5,552
Diluted Normalized FFO	$ 3,570,562	$ 2,842,154
FFO per common share:		
Basic	$ 4.02	$ 4.08
Diluted	$ 4.01	$ 4.07
Normalized FFO per common share:		
Basic	$ 4.13	$ 4.10
Diluted	$ 4.12	$ 4.09
Distributions paid to common stockholders	$ 2,691,719	$ 2,111,793
FFO available to common stockholders in excess of distributions paid to common stockholders	$ 775,940	$ 710,345
Normalized FFO available to common stockholders in excess of distributions paid to common stockholders	$ 872,232	$ 724,809
Weighted average number of common shares used for FFO and Normalized FFO:		
Basic	862,959	692,298
Diluted	865,842	694,819

We consider FFO and Normalized FFO to be appropriate supplemental measures of a REIT's operating performance as they are based on a net income analysis of property portfolio performance that adds back items such as depreciation and impairments for FFO, and adds back merger, transaction, and other costs, net, for Normalized FFO. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative.

ADJUSTED FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS ("AFFO")

We define AFFO, a non-GAAP measure, as FFO adjusted for unique revenue and expense items, which we believe are not as pertinent to the measurement of our ongoing operating performance. We define diluted AFFO as AFFO adjusted for dilutive noncontrolling interests.

The following summarizes our AFFO (in millions, except per share data):

	Years ended December 31,		
	2024	**2023**	**% Change**
AFFO available to common stockholders	$ 3,621.4	$ 2,774.9	30.5 %
AFFO per common share [(1)]	$ 4.19	$ 4.00	4.8 %

[(1)] All per share amounts are presented on a diluted per common share basis.

We consider AFFO to be an appropriate supplemental measure of our performance. Most companies in our industry use a similar measurement, but they may use the term "CAD" (for Cash Available for Distribution), "FAD" (for Funds Available for Distribution) or other terms. Our AFFO calculations may not be comparable to AFFO, CAD or FAD reported by other companies, and other companies may interpret or define such terms differently than we do.

The following is a reconciliation of net income available to common stockholders (which we believe is the most comparable U.S. GAAP measure) to Normalized FFO and AFFO. Also presented is information regarding distributions paid to common stockholders and the weighted average number of common shares used for the basic and diluted computation per share (in thousands, except per share amounts). Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported AFFO.

	Years ended December 31,	
	2024	2023
Net income available to common stockholders	$ 847,893	$ 872,309
Cumulative adjustments to calculate Normalized FFO [1]	2,716,058	1,964,293
Normalized FFO available to common stockholders	3,563,951	2,836,602
Excess of redemption value over carrying value of preferred shares redeemed	5,116	—
Amortization of share-based compensation	32,741	26,227
Amortization of net debt discounts (premiums) and deferred financing costs	15,361	(44,568)
Amortization of acquired interest rate swap value [2]	13,935	—
Non-cash change in allowance for credit losses [3]	106,801	4,874
Leasing costs and commissions	(8,558)	(9,878)
Recurring capital expenditures	(402)	(331)
Straight-line rent and expenses, net	(171,887)	(141,130)
Amortization of above and below-market leases, net	55,870	79,101
Deferred tax expense	3,552	—
Proportionate share of adjustments for unconsolidated entities	(2,078)	932
Other adjustments [4]	7,035	23,041
AFFO available to common stockholders	$ 3,621,437	$ 2,774,870
AFFO allocable to dilutive noncontrolling interests	6,599	5,540
Diluted AFFO	$ 3,628,036	$ 2,780,410
AFFO per common share:		
Basic	$ 4.20	$ 4.01
Diluted	$ 4.19	$ 4.00
Distributions paid to common stockholders	$ 2,691,719	$ 2,111,793
AFFO available to common stockholders in excess of distributions paid to common stockholders	$ 929,718	$ 663,077
Weighted average number of common shares used for computation per share:		
Basic	862,959	692,298
Diluted	865,842	694,819

[1] See reconciling items for Normalized FFO presented under "Funds from Operations Available to Common Stockholders ("FFO") and Normalized Funds from Operations Available to Common Stockholders ("Normalized FFO")".
[2] Includes the amortization of the purchase price allocated to interest rate swaps acquired in the Merger.
[3] Credit losses primarily relate to the impairment of financing receivables.
[4] Includes non-cash foreign currency losses (gains) from remeasurement to USD, mark-to-market adjustments on investments and derivatives that are non-cash in nature, straight-line payments from cross-currency swaps, obligations related to financing lease liabilities, adjustments allocable to noncontrolling interests, and gains and losses on the sale of loans receivable.

We believe the non-GAAP financial measure AFFO provides useful information to investors because it is a widely accepted industry measure of the operating performance of real estate companies that is used by industry analysts and investors who look at and compare those companies. In particular, AFFO provides an additional measure to compare the operating performance of different REITs without having to account for differing depreciation assumptions and other unique revenue and expense items which are not pertinent to measuring a particular company's on-going operating performance. Therefore, we believe that AFFO is an appropriate supplemental performance metric, and that the most appropriate U.S. GAAP performance metric to which AFFO should be reconciled is net income available to common stockholders. Presentation of the information regarding FFO, Normalized FFO, and AFFO is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO, Normalized FFO, and AFFO in the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO, Normalized FFO, and AFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as alternatives to net income as an indication of our performance. FFO, Normalized FFO, and AFFO should not be considered as alternatives to reviewing our cash flows from operating, investing, and financing activities. In addition, FFO, Normalized FFO, and AFFO should not be considered as measures of liquidity, our ability to make cash distributions, or our ability to pay interest payments.

Item 7A: **Quantitative and Qualitative Disclosures about Market Risk**

We are exposed to economic risks from interest rates and foreign currency exchange rates. A portion of these risks is hedged, but the risks may affect our financial statements.

Interest Rates
We are exposed to interest rate changes primarily as a result of our credit facility and commercial paper programs, term loans, mortgages payable, and long-term notes and bonds used to maintain liquidity and expand our real estate investment portfolio and operations. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flow and to lower our overall borrowing costs. To achieve these objectives, we issue long-term notes and bonds, primarily at fixed rates.

In order to mitigate and manage the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, interest rate swaptions, interest rate locks and caps. The use of these types of instruments to hedge our exposure to changes in interest rates carries additional risks, including counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. To limit counterparty credit risk, we will seek to enter into such agreements with major financial institutions with favorable credit ratings. There can be no assurance that we will be able to adequately protect against the foregoing risks or realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging activities. We do not enter into any derivative transactions for speculative or trading purposes.

The following table presents, by year of expected maturity, the principal amounts, average interest rates and estimated fair values of our fixed and variable rate debt as of December 31, 2024. This information is presented to evaluate the expected cash flows and sensitivity to interest rate changes.

Expected Maturity Data
The following table summarizes the maturity of our debt as of December 31, 2024 (dollars in millions):

Year of Principal Due	Fixed rate debt	Weighted average rate on fixed rate debt	Variable rate debt	Weighted average rate on variable rate debt
2025	$ 1,893.4	4.22 %	$ 67.3	3.05 %
2026	3,447.6 [1]	4.33 %	1,062.9	4.41 %
2027	2,835.9	2.85 %	—	—
2028	2,501.0	3.19 %	—	—
2029	2,388.8	3.94 %	—	—
Thereafter	12,313.9	4.07 %	—	—
Total [2]	$ 25,380.6	3.88 %	$ 1,130.2	4.33 %
Fair Value [3]	$ 24,034.1		$ 1,130.2	

[1] In January 2024, we entered into interest rate swaps on our 2023 term loans, which fixed our per annum interest rate at 4.9% until January 2026.
[2] Excludes net premiums and discounts recorded on mortgages payable, net premiums and discounts recorded on notes payable, and deferred financing costs on term loans, mortgages payable, notes payable.
[3] We base the estimated fair value of our fixed rate mortgages and private senior notes payable at December 31, 2024, on the relevant forward interest rate curve, plus an applicable credit-adjusted spread. We base the estimated fair value of the publicly traded fixed rate senior notes and bonds at December 31, 2024, on the indicative market prices and recent trading activity of our senior notes and bonds payable. We believe that the carrying values of the line of credit, commercial paper borrowings, and term loans reasonably approximate their estimated fair values at December 31, 2024.

The table above incorporates only those exposures that exist as of December 31, 2024. It does not consider those exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss, with respect to interest rate fluctuations, would depend on the exposures that arise during the period, our hedging strategies at the time, and interest rates.

At December 31, 2024, our outstanding mortgages payable, notes, and bonds had fixed interest rates. Interest on our credit facility and commercial paper borrowings and term loans is variable. However, the variable interest rate feature on our term loans have been mitigated by interest rate swap agreements. At December 31, 2024, a 1% change in interest rates on our variable-rate debt would change our interest rate costs by $11.3 million.

Foreign Currency Exchange Rates

We are exposed to foreign currency exchange variability related to investments in and earnings from our foreign investments. Foreign currency market risk is the possibility that our results of operations or financial position could be better or worse than planned because of changes in foreign currency exchange rates. We primarily hedge our foreign currency risk by borrowing in the currencies in which we invest thereby providing a natural hedge. We continuously evaluate and manage our foreign currency risk through the use of derivative financial instruments, including currency exchange swaps, and foreign currency forward contracts with financial counterparties where practicable. Such derivative instruments are viewed as risk management tools and are not used for speculative or trading purposes. Additionally, our inability to redeploy rent receipts from our international operations on a timely basis subjects us to foreign exchange risk.

Item 8:   <u>**Financial Statements and Supplementary Data**</u>

Table of Contents

Schedules not filed: All schedules, other than that indicated in the Table of Contents, have been omitted as the required information is either not material, inapplicable or the information is presented in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Realty Income Corporation:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Realty Income Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Fair Value of Acquired Land
As discussed in Notes 2 and 4 to the consolidated financial statements, during 2024 the Company acquired $10.1 billion of real estate properties. As discussed in Note 1, the purchase price of a real estate acquisition is typically allocated among the individual components of both tangible and intangible assets and liabilities acquired based on their estimated fair values.

We identified the evaluation of the fair value of acquired land as a critical audit matter. Specifically, the measurement of the fair values of land is dependent upon significant assumptions of market land values for which relevant external market data is not always readily available. Subjective auditor judgment was required in evaluating the fair value measurements given the sensitivity of the fair value measurements to changes in these assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to allocate the purchase price of real estate acquisitions. This included controls over the measurement of the fair value of land. For a selection of real estate acquisitions, we involved valuation professionals with specialized skills and knowledge who assisted in evaluating a selection of the Company's acquired land values by comparing them to independently developed ranges using market data from industry transaction databases and published industry reports.

/s/ KPMG LLP

We have served as the Company's auditor since 1993.

San Diego, California
February 25, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Realty Income Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited Realty Income Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 25, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

San Diego, California
February 25, 2025

54

Item 1: <u>Financial Statements</u>


REALTY INCOME CORPORATION AND SUBSIDIARIES
<u>CONSOLIDATED BALANCE SHEETS</u>
(in thousands, except per share amounts)


	December 31, 2024	December 31, 2023
ASSETS		
Real estate held for investment, at cost:		
Land	$ 17,320,520	$ 14,929,310
Buildings and improvements	40,974,535	34,657,094
Total real estate held for investment, at cost	58,295,055	49,586,404
Less accumulated depreciation and amortization	(7,381,083)	(6,072,118)
Real estate held for investment, net	50,913,972	43,514,286
Real estate and lease intangibles held for sale, net	94,979	31,466
Cash and cash equivalents	444,962	232,923
Accounts receivable, net	877,668	710,536
Lease intangible assets, net	6,322,992	5,017,907
Goodwill	4,932,199	3,731,478
Investment in unconsolidated entities	1,229,699	1,172,118
Other assets, net	4,018,568	3,368,643
Total assets	$ 68,835,039	$ 57,779,357
LIABILITIES AND EQUITY		
Distributions payable	$ 238,045	$ 195,222
Accounts payable and accrued expenses	759,416	738,526
Lease intangible liabilities, net	1,635,770	1,406,853
Other liabilities	923,128	811,650
Line of credit payable and commercial paper	1,130,201	764,390
Term loans, net	2,358,417	1,331,841
Mortgages payable, net	80,784	821,587
Notes payable, net	22,657,592	18,602,319
Total liabilities	$ 29,783,353	$ 24,672,388
Commitments and contingencies (Note 21)		
Stockholders' equity:		
Common stock and paid in capital, par value $0.01 per share, 1,300,000 shares authorized, 891,511 and 752,460 shares issued and outstanding as of December 31, 2024 and 2023, respectively	$ 47,451,068	$ 39,629,709
Distributions in excess of net income	(8,648,559)	(6,762,136)
Accumulated other comprehensive income	38,229	73,894
Total stockholders' equity	$ 38,840,738	$ 32,941,467
Noncontrolling interests	210,948	165,502
Total equity	$ 39,051,686	$ 33,106,969
Total liabilities and equity	$ 68,835,039	$ 57,779,357


The accompanying notes to consolidated financial statements are an integral part of these statements.


REALTY INCOME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands, except per share amounts)

		Years ended December 31,				
		2024		**2023**		**2022**
REVENUE						
Rental (including reimbursable)	$	5,043,748	$	3,958,150	$	3,299,657
Other		227,394		120,843		44,024
Total revenue		5,271,142		4,078,993		3,343,681
EXPENSES						
Depreciation and amortization		2,395,644		1,895,177		1,670,389
Interest		1,016,955		730,423		465,223
Property (including reimbursable)		377,675		316,964		226,330
General and administrative		176,895		144,536		138,459
Provisions for impairment		425,833		87,082		25,860
Merger, transaction, and other costs, net		96,292		14,464		13,897
Total expenses		4,489,294		3,188,646		2,540,158
Gain on sales of real estate		117,275		25,667		102,957
Foreign currency and derivative gain (loss), net		3,420		(13,414)		(13,311)
Gain on extinguishment of debt		—		—		367
Equity in earnings of unconsolidated entities		7,793		2,546		(6,448)
Other income, net		23,606		23,789		30,511
Income before income taxes		933,942		928,935		917,599
Income taxes		(66,601)		(52,021)		(45,183)
Net income		867,341		876,914		872,416
Net income attributable to noncontrolling interests		(6,569)		(4,605)		(3,008)
Net income attributable to the Company		860,772		872,309		869,408
Preferred stock dividends		(7,763)		—		—
Excess of redemption value over carrying value of preferred shares redeemed		(5,116)		—		—
Net income available to common stockholders	$	847,893	$	872,309	$	869,408
Amounts available to common stockholders per common share:						
Net income, basic and diluted	$	0.98	$	1.26	$	1.42
Weighted average common shares outstanding:						
Basic		862,959		692,298		611,766
Diluted		863,792		693,024		612,181
Net income available to common stockholders	$	847,893	$	872,309	$	869,408
Total other comprehensive (loss) income						
Foreign currency translation adjustment		(32,883)		64,326		(55,154)
Unrealized (loss) gain on derivatives, net		(2,782)		(37,265)		97,054
Total other comprehensive (loss) income	$	(35,665)	$	27,061	$	41,900
Comprehensive income available to common stockholders	$	812,228	$	899,370	$	911,308

The accompanying notes to consolidated financial statements are an integral part of these statements.

REALTY INCOME CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)
Years ended December 31, 2024, 2023, and 2022

	Shares of preferred stock	Preferred stock and paid in capital	Shares of common stock	Common stock and paid in capital	Distributions in excess of net income	Accumulated other comprehensive income	Total stockholders' equity	Non-controlling interests	Total equity
Balance, December 31, 2021	—	—	591,262	$29,578,212	$ (4,530,571)	$ 4,933	$ 25,052,574	$ 76,826	$ 25,129,400
Net income	—	—	—	—	869,408	—	869,408	3,008	872,416
Other comprehensive income	—	—	—	—	—	41,900	41,900	—	41,900
Distributions paid and payable	—	—	—	—	(1,832,030)	—	(1,832,030)	(4,125)	(1,836,155)
Share issuances, net of costs	—	—	68,876	4,570,766	—	—	4,570,766	—	4,570,766
Contributions by noncontrolling interests	—	—	—	—	—	—	—	51,221	51,221
Reallocation of equity	—	—	—	(3,210)	—	—	(3,210)	3,210	—
Share-based compensation, net	—	—	162	13,741	—	—	13,741	—	13,741
Balance, December 31, 2022	—	—	660,300	$34,159,509	$ (5,493,193)	$ 46,833	$ 28,713,149	$ 130,140	$ 28,843,289
Net income	—	—	—	—	872,309	—	872,309	4,605	876,914
Other comprehensive income	—	—	—	—	—	27,061	27,061	—	27,061
Distributions paid and payable	—	—	—	—	(2,141,252)	—	(2,141,252)	(9,340)	(2,150,592)
Share issuances, net of costs	—	—	91,902	5,450,982	—	—	5,450,982	—	5,450,982
Contributions by noncontrolling interests	—	—	—	—	—	—	—	40,097	40,097
Share-based compensation, net	—	—	258	19,218	—	—	19,218	—	19,218
Balance, December 31, 2023	—	—	752,460	$39,629,709	$ (6,762,136)	$ 73,894	$ 32,941,467	$ 165,502	$ 33,106,969
Net income	—	—	—	—	860,772	—	860,772	6,569	867,341
Other comprehensive loss	—	—	—	—	—	(35,665)	(35,665)	—	(35,665)
Distributions paid and payable	—	—	—	—	(2,742,079)	—	(2,742,079)	(10,398)	(2,752,477)
Share issuance, net of costs	—	—	30,381	1,754,895	—	—	1,754,895	—	1,754,895
Shares issued with merger	6,900	167,394	108,308	6,043,641	—	—	6,043,641	—	6,043,641
Contributions by noncontrolling interests	—	—	—	—	—	—	—	2,022	2,022
Issuance of common partnership units	—	—	—	(768)	—	—	(768)	47,253	46,485
Preferred shares redeemed	(6,900)	(167,394)	—	—	(5,116)	—	(5,116)	—	(5,116)
Share-based compensation, net	—	—	362	23,591	—	—	23,591	—	23,591
Balance, December 31, 2024	—	—	891,511	$47,451,068	$ (8,648,559)	$ 38,229	$ 38,840,738	$ 210,948	$ 39,051,686

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 867,341	$ 876,914	$ 872,416
Adjustments to net income:			
Depreciation and amortization	2,395,644	1,895,177	1,670,389
Amortization of share-based compensation	57,493	26,227	21,617
Non-cash revenue adjustments	(116,017)	(62,029)	(57,009)
Gain on extinguishment of debt	—	—	(367)
Amortization of net premiums on mortgages payable	30	(12,803)	(13,622)
Amortization of net premiums on notes payable	(3,309)	(60,657)	(62,989)
Amortization of deferred financing costs	23,939	26,670	15,613
Foreign currency and unrealized derivative (gain) loss, net	(19,394)	37,776	220,948
Non-cash interest expense (income)	11,505	(7,189)	718
Gain on sales of real estate	(117,275)	(25,667)	(102,957)
Equity in earnings of unconsolidated entities	(7,793)	(2,546)	6,448
Distributions on common equity from unconsolidated entities	21,038	5,807	1,605
Provisions for impairment	425,833	87,082	25,860
Deferred income taxes	3,552	—	—
Change in assets and liabilities			
Accounts receivable and other assets	28,082	(111,286)	(29,524)
Accounts payable, accrued expenses and other liabilities	2,607	285,293	(5,290)
Net cash provided by operating activities	3,573,276	2,958,769	2,563,856
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in real estate	(3,262,437)	(8,053,595)	(8,886,436)
Improvements to real estate, including leasing costs	(121,411)	(68,692)	(95,514)
Investment in unconsolidated entities	(70,381)	(1,179,306)	—
Investment in loans	(631,650)	(201,621)	—
Proceeds from sales of real estate	589,450	117,354	436,115
Return of investment from unconsolidated entities	—	3,927	1,401
Net proceeds from sale of unconsolidated entities	—	—	108,088
Proceeds from note receivable	57,300	—	5,867
Insurance proceeds received	2,788	27,279	49,070
Non-refundable escrow deposits	(225)	(200)	(5,667)
Net cash acquired in merger	93,683	—	—
Net cash used in investing activities	(3,342,883)	(9,354,854)	(8,387,076)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash distributions to common stockholders	(2,691,719)	(2,111,793)	(1,813,431)
Cash distributions to preferred stockholders	(7,763)	—	—
Borrowings on line of credit and commercial paper programs	36,887,003	77,338,040	28,539,299
Payments on line of credit and commercial paper programs	(36,528,598)	(79,398,193)	(27,434,617)
Proceeds from term loan	—	1,029,383	—
Principal payment on term loan	(250,000)	—	—
Proceeds from notes payable issued	2,657,925	4,239,745	2,154,662
Principal payment on notes payable	(849,999)	—	—
Principal payments on mortgages payable	(740,505)	(22,015)	(312,234)
Proceeds from common stock offerings, net	1,742,810	5,439,462	4,556,028
Proceeds from dividend reinvestment and stock purchase plan	11,812	11,519	11,654
Redemption of preferred stock	(172,510)	—	—
Distributions to noncontrolling interests	(10,143)	(7,725)	(3,935)
Net receipts on derivative settlements	—	7,853	79,763
Debt issuance costs	(60,615)	(81,898)	(34,156)
Other items, including shares withheld upon vesting	(8,856)	(7,022)	(4,790)
Net cash (used in) provided by financing activities	(21,158)	6,437,356	5,738,243
Effect of exchange rate changes on cash and cash equivalents	(5,904)	24,023	(20,511)
Net increase (decrease) in cash, cash equivalents and restricted cash	203,331	65,294	(105,488)
Cash, cash equivalents and restricted cash, beginning of period	292,175	226,881	332,369
Cash, cash equivalents and restricted cash, end of period	$ 495,506	$ 292,175	$ 226,881

For supplemental disclosures, see note *19*, *Supplemental Disclosures of Cash Flow Information*.

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting Policies

Realty Income Corporation ("Realty Income," the "Company," "we," "our" or "us"), a Maryland corporation, is an S&P 500 company and real estate partner to the world's leading companies. The Company was founded in 1969 and our shares of common stock trade on the New York Stock Exchange ("NYSE") under the symbol "O".

As of December 31, 2024, we owned or held interests in a diversified portfolio of 15,621 properties located in all 50 states of the United States ("U.S."), the United Kingdom ("U.K."), and six other countries in Europe, with approximately 339.4 million square feet of leasable space.

In January 2024, we completed our merger (the "Merger") with Spirit Realty Capital, Inc. ("Spirit"). For more details, please see note *2, Merger with Spirit Realty Capital, Inc.*

Information with respect to number of properties, leasable square feet, average initial lease term and initial weighted average cash yield is unaudited.

Basis of Presentation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Intercompany accounts and transactions are eliminated in consolidation. The U.S. Dollar ("USD") is our reporting currency. Unless otherwise indicated, all dollar amounts are expressed in USD.

For our consolidated subsidiaries whose functional currency is not the USD, we translate their financial statements into USD at the time we consolidate those subsidiaries' financial statements. Generally, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. The resulting translation adjustments are included in 'Accumulated other comprehensive income' ("AOCI") on our consolidated balance sheets. Certain balance sheet items, primarily equity and capital-related accounts, are reflected at the historical exchange rate. Income statement accounts are translated using the average exchange rate for the period.

We and certain of our consolidated subsidiaries have intercompany and third-party debt that is not denominated in our functional currency. When the debt is remeasured to the functional currency of the entity, a gain or loss can result. The resulting adjustment is reflected in 'Foreign currency and derivative gain (loss), net' in our consolidated statements of income and comprehensive income. In the statement of cash flows, cash flows denominated in foreign currencies are translated using the exchange rates in effect at the time of the respective cash flows or at average exchange rates for the period, depending on the nature of the cash flow items.

Principles of Consolidation. These consolidated financial statements include the accounts of Realty Income and all other entities in which we have a controlling financial interest. We evaluate whether we have a controlling financial interest in an entity in accordance with Accounting Standards Codification ("ASC") 810, *Consolidation.*

Voting interest entities ("VOEs") are entities considered to have sufficient equity at risk and which the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities in which we have a controlling financial interest, which we typically have through holding of a majority of the entity's voting equity interests.

Variable interest entities ("VIEs") are entities that lack sufficient equity at risk or where the equity holders either do not have the obligation to absorb losses, do not have the right to receive residual returns, do not have the right to make decisions about the entity's activities, or some combination of the above. A controlling financial interest in a VIE is present when an entity has a variable interest, or a combination of variable interests, that provides the entity with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. An entity that meets both conditions above is deemed the primary beneficiary and consolidates the VIE. We reassess our initial evaluation of whether an entity is a VIE when certain reconsideration events occur. We reassess our determination of whether we are the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

At December 31, 2024, we are considered the primary beneficiary of Realty Income, L.P. and certain investments, including investments in joint ventures. Below is a summary of selected financial data of such consolidated VIEs, included on our consolidated balance sheets at December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024	December 31, 2023
Net real estate	$ 2,882,135	$ 2,866,272
Total assets	$ 3,461,843	$ 3,588,720
Total liabilities	$ 131,096	$ 134,366

The portion of a consolidated entity not owned by us is recorded as a noncontrolling interest. Noncontrolling interests are reflected on our consolidated balance sheets as a component of equity. Noncontrolling interests that were created or assumed as part of a business combination or asset acquisition were recognized at fair value as of the date of the transaction. For further details, see note *11, Noncontrolling Interests*.

Use of Estimates. The consolidated financial statements were prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income per Common Share. Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. Diluted net income per common share is computed by dividing net income available to common stockholders, plus income attributable to dilutive shares and convertible common units for the period, by the weighted average number of common shares that would have been outstanding assuming the issuance of common shares for all potentially dilutive common shares outstanding during the reporting period. For more detail, see note *18, Net Income per Common Share.*

Cash Equivalents and Restricted Cash. We consider all short-term, highly liquid investments that are readily convertible to cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. Restricted cash includes cash proceeds from the sale of assets held by qualified intermediaries in anticipation of the acquisition of replacement properties in tax-free exchanges under Section 1031 of the U.S. Internal Revenue Code, impounds related to mortgages payable and cash that is not immediately available to Realty Income (i.e. escrow deposits for future acquisitions).

Cash accounts maintained on behalf of Realty Income in demand deposits at commercial banks and money market funds may exceed federally insured levels or may be held in accounts without any federal insurance or any other insurance or guarantee. However, Realty Income has not experienced any losses in such accounts.

Income Taxes. We have elected to be taxed as a real estate investment trust ("REIT"), under the Internal Revenue Code of 1986, as amended. We believe we have qualified and continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct dividends paid to our stockholders in determining our taxable income. Assuming our dividends equal or exceed our taxable net income in the U.S., we generally will not be required to pay U.S. income taxes on such income. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements, except for federal income taxes of our taxable REIT subsidiaries ("TRS"). A TRS is a subsidiary of a REIT that is subject to federal, state and local income taxes, as applicable. Our use of TRS entities enables us to engage in certain business activities while complying with the REIT qualification requirements and to retain any income generated by these businesses for reinvestment without the requirement to distribute those earnings. We are liable for taxes in our applicable international territories and have made the appropriate provisions in those territories. Therefore, the income taxes recorded in our consolidated statements of income and comprehensive income represent amounts for U.S. income taxes on our TRS entities, city and state income and franchise taxes, as well as income taxes for the applicable international territories.

We recognize deferred income tax in our taxable subsidiaries, including certain international jurisdictions. Deferred income tax assets and liabilities are generally the result of temporary differences between book and tax accounting, such as timing differences caused by different useful lives used for depreciation. We provide for a valuation allowance for deferred income tax assets if we believe some or all of the deferred income tax assets may not be realized. As of December 31, 2024, we had $3.5 million of net deferred tax liabilities, which are reported in 'Other liabilities' on our consolidated balance sheets.

Earnings and profits that determine the taxability of distributions to stockholders differ from net income reported for financial reporting purposes primarily due to differences in the estimated useful lives and methods used to compute depreciation and the carrying value (basis) of the investments in properties for tax purposes, among other things.

We regularly analyze our various international, federal and state filing positions and only recognize the income tax effect in our financial statements when certain criteria regarding uncertain income tax positions have been met. We believe that our income tax positions would more likely than not be sustained upon examination by all relevant taxing authorities. Therefore, no provisions for uncertain tax positions have been recorded on our consolidated financial statements.

Lease Revenue Recognition and Accounts Receivable. The majority of our leases are accounted for as operating leases. Under this method, leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term. Any rental revenue contingent upon our client's sales, or percentage rent, is recognized only after our client exceeds their sales breakpoint. Rental increases based upon changes in the consumer price indices are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements. Contractually obligated rental revenue from our clients for recoverable real estate taxes and operating expenses are included in contractually obligated reimbursements by our clients, a component of rental revenue, in the period when such costs are incurred. Taxes and operating expenses paid directly by our clients are recorded on a net basis.

Other revenue includes certain property-related revenue not included in rental revenue and interest income recognized on financing receivables for certain leases with above-market terms.

We assess the probability of collecting substantially all of the lease payments to which we are entitled under the original lease contract as required under ASC 842, *Leases*. We assess the collectability of our future lease payments based on an analysis of creditworthiness, economic trends and other facts and circumstances related to the applicable clients. If we conclude the collection of substantially all of lease payments under a lease is less than probable, rental revenue recognized for that lease is limited to cash received going forward, existing operating lease receivables, including those related to straight-line rental revenue, must be written off as an adjustment to rental revenue, and no further operating lease receivables are recorded for that lease until such future determination is made that substantially all lease payments under that lease are now considered probable. If we subsequently conclude that the collection of substantially all lease payments under a lease is probable, a reversal of lease receivables previously written off is recognized.

Loans Receivable. Our acquired loans are classified as held for investment and are carried at their amortized cost basis. We recognize interest income on loans receivable using a method that approximates the effective-interest method. Direct costs associated with originating loans, along with any premium or discount, are deferred and amortized as an adjustment to interest income over the term of the loan using the effective interest method. When management identifies the full recovery of the contractually specified payments of principal and interest of a loan is less than probable, we evaluate the expected loss amount and place it on non-accrual status. We made the accounting policy election to record accrued interest on our loan portfolio separate from our loan receivable and other lending investments. These loans and the related interest receivable are presented in 'Other assets, net' on our consolidated balance sheets.

Financing Receivables. For properties we acquire that qualify as sale-leaseback transactions and for which the purchase price is in excess of the fair value of the real estate acquired, the difference is accounted for as financing receivables, presented within 'Other assets, net' on our consolidated balance sheets. Rent payments are allocated between rental income and the financing receivable. Interest income on the financing receivable is recognized using the interest rate implicit in the leaseback and presented within 'Other' revenue in our consolidated statements of income and comprehensive income.

Allowance for Credit Losses. The allowance for credit losses, which is recorded as a reduction to loans receivable and financing receivable within 'Other assets, net' on our consolidated balance sheets, is measured using a probability of default method based on our clients' respective credit ratings, our historical experience, and the expected value of the underlying collateral upon its repossession. If we determine a financing receivable no longer shares risk characteristics with other financing receivables in the pool, we evaluate the financing receivable for expected credit losses on an individual basis. Included in our model are factors that incorporate forward-looking information. Changes in our allowance for credit losses are presented in 'Provisions for impairment' in our consolidated statements of income and comprehensive income. For further details, see note *6, Investments in Loans and Financing Receivables.*

Merger, Transaction, and Other Costs, Net. Merger, transaction, and other costs, net include (i) merger-related transaction costs, primarily consisting of employee severance, post-combination share-based compensation, transfer taxes, and various professional fees directly attributable to a merger, (ii) organization costs for potential strategic ventures and business lines, (iii) corporate facilities lease termination costs, and (iv) other costs that do not align with the ongoing operations of our business. During the year ended December 31, 2024, we incurred $96.3 million of merger, transaction, and other costs, net consisting of $86.7 million of transaction and integration-related costs related to Spirit (see note 2), $5.1 million related to the lease termination of a legacy corporate facility, and $4.5 million related to the establishment of our private fund.

Gain on Sales of Real Estate. When real estate is sold, the carrying amount of the applicable assets is derecognized with a corresponding gain from the sale recognized in our consolidated statements of income and comprehensive income. We record a gain on sale of real estate pursuant to provisions under ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets*. We determine whether we would have a controlling financial interest in the property after the sale. We record a gain from the sale of real estate provided that various criteria, relating to the terms of the sale and any subsequent involvement by us with the real estate, have been met.

Allocation of the Purchase Price of Real Estate Acquisitions. We evaluate whether or not substantially all of the fair value of acquired assets is concentrated in a single identifiable asset or group of identifiable assets to determine whether a transaction is accounted for as an asset acquisition or a business combination. As the fair value of most of our real estate acquisitions is concentrated in either a single identifiable asset or a group of similar identifiable assets, our real estate transactions are generally accounted for as asset acquisitions, and the transaction costs associated with those acquisitions are capitalized to the basis of the acquired properties. Any difference between the total cost and estimated fair value of an asset acquisition is allocated to the real estate properties (i.e., land and buildings/improvements) and related lease intangibles (i.e., in-place lease and any related off-market terms) on a relative fair value basis. All other assets acquired and liabilities assumed are recorded at fair value.

For business combinations, on the other hand, we expense the transaction costs and categorize them as 'Merger, transaction, and other costs, net' in our consolidated statements of income and comprehensive income. All assets acquired and liabilities assumed in a business combination are recorded at fair value. The amount of any purchase consideration that exceeds the fair value of all identified assets acquired and liabilities assumed is recognized as goodwill. To the extent that the purchase price is less than the fair value, however, a gain on bargain purchase is recognized. As permitted under ASC 805, *Business Combinations,* we may record measurement period adjustments within one year of the acquisition date.

Whether a transaction is accounted for as an asset acquisition or business combination, the measurement of fair value is based on management's judgment and various factors, including market land and building values, market rental rates, discount rates, and capitalization rates. Our methodology for measuring and allocating the fair value of real estate acquisitions includes both observable market data (categorized as level 2 on the three-level valuation hierarchy of ASC 820, *Fair Value Measurement*), and unobservable inputs that reflect our own internal assumptions (categorized as level 3 under ASC 820). Given the significance of the unobservable inputs, we believe the allocations of fair value of real estate acquisitions should be categorized as level 3 under ASC 820. From time to time, we have used, and may continue to use, the assistance of independent third parties specializing in real estate valuations to prepare our purchase price allocations.

The allocation of tangible assets (which includes land and buildings/improvements) of an acquired property with an in-place lease is based upon fair value. Land is typically valued utilizing the sales comparison (or market) approach. Buildings and improvements are typically valued under the replacement cost approach. Operating properties may be valued using the direct capitalization method, a type of income approach where a capitalization rate is applied to the stabilized estimated net operating income of a property. The determined fair value of each property is then allocated to land, building, and improvements at a property level. In allocating the fair value to identified intangibles for above-market or below-market leases, an amount is recorded based on the present value of the difference between (i) the contractual amount to be paid pursuant to the in-place lease and (ii) our estimate of fair market lease rate for the corresponding in-place lease, measured over the remaining assumed contract term of the lease. The value of in-place leases is determined by our estimated costs related to acquiring a client and the carrying costs that would be incurred over the vacancy period to locate a client if the property were vacant, considering market conditions and costs to execute similar leases at the time of acquisition.

The values of the above-market and below-market leases are amortized over the term of the respective leases, including any bargain renewal options, as an adjustment to rental revenue in our consolidated statements of income and comprehensive income. The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to depreciation and amortization expense over the remaining periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are recorded to revenue or expense as appropriate.

Real Estate and Lease Intangibles Held for Sale. We generally reclassify assets to held for sale when the disposition has been approved, there are no known contingencies relating to the sale and the consummation of the disposition is considered probable within one year. Upon classifying a real estate investment as held for sale, we will no longer recognize depreciation expense related to the depreciable assets of the property. Assets held for sale are recorded at the lower of carrying value or estimated fair value, less the estimated cost to dispose of the assets. Thirty-six properties were classified as held for sale at December 31, 2024.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we will reclassify the property as held for investment. We measure and record a property that is reclassified as held for investment at the lower of (i) its carrying value before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held for investment or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Investment in Unconsolidated Entities. Investments in unconsolidated entities of which we are not considered the primary beneficiary, include VIEs and are accounted for using the equity method as we have the ability to exercise significant influence over operating and financing policies of these investments. We initially recognize the fair value of our contribution as an equity method investment. We subsequently adjust these balances for our proportionate share of net earnings/losses of the entities, distributions received, and contributions made. Transaction costs related to the formation of equity method investments are also capitalized, resulting in a basis difference. This basis difference is amortized over the estimated useful life of the respective underlying assets and/or liabilities. The carrying value of our investment is included in 'Investment in unconsolidated entities' on our consolidated balance sheets. We record our proportionate share of net income from the unconsolidated entities in 'Equity in earnings of unconsolidated entities' in our consolidated statements of income and comprehensive income. With regard to distributions from unconsolidated entities, we have elected the nature of distribution approach as the information is available to us to determine the nature of the underlying activity that generated the distributions. In accordance with such approach, cash flows generated from the operations of an unconsolidated entity are classified as a return on investment (cash inflow from operating activities) and cash flows that are generated from other activities, such as property sales, debt refinancing or sale and redemptions of our investments are classified as a return of investment (cash inflow from investing activities). Our contribution to the unconsolidated entities or any distributions from them as returns of investment are classified as investing activities.

Our investment in unconsolidated entities includes preferred interests. Upon acquisition, we assess whether such investment should be considered debt or equity securities based on investment terms. As of December 31, 2024, our investment balance includes preferred interests classified as equity securities without a readily determinable fair value, for which we elect to apply the measurement alternative and record the value of the investment at cost, less any applicable impairment.

Goodwill. Upon the closing of a business combination, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired and assumed, respectively, represents goodwill. In connection with the Merger, we recorded goodwill as a result of consideration exceeding the net assets acquired. For further details, see note *2, Merger with Spirit Realty Capital, Inc.*

Deferred Financing Costs. Deferred financing costs represent commitment fees, legal fees and other costs associated with obtaining or originating financing. Deferred financing costs, other than those associated with the line of credit, are presented on our consolidated balance sheets as a direct deduction from the carrying amount of the related debt liability. Deferred financing costs related to the line of credit are included in 'Other assets, net' in the accompanying consolidated balance sheets. These costs are amortized to interest expense over the terms of the respective financing agreements that approximates the effective interest method.

Depreciation and Amortization. Land, buildings and improvements are recorded and stated at cost. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred. Buildings and improvements that are under redevelopment, or are being developed, are carried at cost and no depreciation is recorded on these assets. Additionally, amounts essential to the development of the property, such as pre-construction, development, construction, interest and other costs incurred during the period of development are capitalized. We cease capitalization when the property is available for occupancy upon substantial completion of property improvements to accommodate the client's use, but in any event no later than one year from the completion of major construction activity.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	25 to 35 years
Building improvements	4 to 35 years
Equipment	5 to 25 years
Lease commissions and property improvements to accommodate the client's use	The shorter of the term of the related lease or useful life
Acquired in-place leases	Remaining terms of the respective leases

Provisions for Impairment - Real Estate Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property, a fair value analysis is performed and, to the extent the estimated fair value is less than the current book value, a provision for impairment is recorded to reduce the book value to estimated fair value. Key assumptions that we utilize in this analysis include projected rental rates, estimated holding periods, capital expenditures and property sales capitalization rates. For further details, see note *12, Fair Value Measurements.*

Provisions for Impairment - Goodwill. Goodwill is not amortized, but is subject to impairment reviews annually, or more frequently if necessary. Goodwill is qualitatively assessed to determine whether a quantitative impairment assessment is necessary. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value. We perform our annual goodwill impairment assessment as of June 30. During the years ended December 31, 2024, 2023, and 2022, there were no impairments of goodwill.

Provisions for Impairment - Investment in Unconsolidated Entities. During our ownership of properties that are accounted for under the equity method and considered unconsolidated entities, and when circumstances indicate that a decrease in the value of an equity method investment has occurred that is other than temporary, we recognize an impairment loss, which requires significant judgment. To determine whether the impairment loss is other-than-temporary, we consider whether we have the ability and intent to hold the investment until the carrying value is fully recovered. We evaluate the impairment of our investment in unconsolidated entities in accordance with accounting standards for equity investments by first reviewing each investment for indicators of impairment. If indicators are present, we estimate the fair value of the investments. If the carrying value of the investment is greater than the estimated fair value, we make an assessment of whether the impairment is temporary or other-than-temporary. In making this assessment, we consider the length of time and the extent to which fair value has been less than cost, the financial condition and near-term prospects of the entity, and our intent and ability to retain the interest long enough for a recovery in market value. The investment is then reduced to its estimated fair value if conclusions indicate the impairment is other than temporary.

Equity Offering Costs. Underwriting commissions and offering costs have been reflected as a reduction of additional paid-in-capital on our consolidated balance sheets.

Derivative and Hedging Activities. Derivatives are financial arrangements among two or more parties with returns linked to or "derived" from an underlying equity, debt, commodity, other asset, liability, interest rate, foreign exchange rate or another index, or the occurrence or nonoccurrence of a specified event. The settlement of a derivative is determined by its underlying notional amount specified in the contract. Derivative contracts may be entered into outright or embedded within a non-derivative host contract, and may be listed, traded on exchanges or privately negotiated directly between two parties.

We actively manage interest rate and foreign currency exposures arising from our liquidity and funding activities using derivative instruments. We record all derivatives on the balance sheet at fair value. The majority of inputs used to value our derivatives fall within level 2 of the fair value hierarchy. The recognition of changes in the fair value of derivatives is recorded in net income unless the derivative is designated as a cash flow or net investment hedge, in which case the change in fair value is recorded in other comprehensive income and subsequently reclassified to a designated account in our consolidated statements of income and comprehensive income in the periods during which the hedged transaction affects earnings.

Newly Issued Accounting Standards.

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures,* requiring all public business entities to provide additional disclosure of the nature of expenses included in the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027, on a prospective basis, with early adoption permitted. We are currently evaluating the impact on our financial statement disclosures.

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes*, to enhance income tax disclosures, provide more information about tax risks and opportunities present in worldwide operations, and to disaggregate existing income tax disclosures. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. We are currently evaluating the impact on our financial statement disclosures.

Recently Adopted Accounting Standards.

The Company adopted ASU 2023-07, *Segment Reporting*, during the fourth quarter of 2024, which established improvements to reportable segments disclosures to enhance segment reporting under Topic 280. This ASU was intended to change how public entities identify and aggregate operating segments and apply quantitative thresholds to determine their reportable segments. This ASU also required public entities that operate as a single reportable segment to provide all segment disclosures in Topic 280, not just entity level disclosures. Refer to note *20, Segment and Geographic Information,* for our updated disclosure.

2. Merger with Spirit Realty Capital, Inc.

On October 29, 2023, we entered into an Agreement and Plan of Merger (as amended, or the "Merger Agreement") with Saints MD Subsidiary, Inc., ("Merger Sub"), a Maryland corporation and direct wholly owned subsidiary of Realty Income, and Spirit, a Maryland corporation.

On January 23, 2024, we completed our merger with Spirit. Pursuant to the terms and subject to the conditions of the Merger Agreement, Spirit merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), (i) each outstanding share of Spirit common stock, par value $0.05 per share, automatically converted into 0.762 (the "Exchange Ratio") of a newly issued share of our common stock, subject to adjustments as set forth in the Merger Agreement, and cash in lieu of fractional shares, and (ii) each outstanding share of Spirit's 6.000% Series A Cumulative Redeemable preferred stock, par value $0.01 per share ("Spirit Series A Preferred Stock"), converted into the right to receive one share of newly issued Realty Income 6.000% Series A Cumulative Redeemable preferred stock ("Realty Income Series A Preferred Stock"), having substantially the same terms as the Spirit Series A Preferred Stock. Immediately prior to the Effective Time, each award of outstanding restricted Spirit common stock and Spirit performance share award was cancelled and converted into Realty Income common stock, using the Exchange Ratio. For more details, see note *16, Series A Preferred Stock.*

The primary reason for the Merger was to expand our size, scale and diversification, in order to further position us as the real estate partner of choice for large net lease transactions.

The Merger has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*, with Realty Income as the accounting acquirer, which requires, among other things, that the assets acquired, and liabilities assumed be recognized at their acquisition date fair value. The fair value of the consideration transferred on the date of the acquisition is as follows (in thousands, except share and per share data):

Shares of Spirit common stock exchanged [1]		142,136,567
Exchange Ratio		0.762
Shares of Realty Income common stock issued		108,308,064
Opening price of Realty Income common stock on January 23, 2024	$	55.80
Fair value of Realty Income common stock issued to the former holders of Spirit common stock	$	6,043,590
Shares of Realty Income Series A Preferred Stock issued in exchange for Spirit Series A Preferred Stock		6,900,000
Opening price of Realty Income Series A Preferred Stock on January 23, 2024	$	24.26
Fair value of Realty Income Series A Preferred Stock issued to the former holders of Spirit Series A Preferred Stock	$	167,394
Cash paid for fractional shares	$	51
Less: Fair value of Spirit restricted stock and performance awards attributable to post-combination costs [2]	$	(24,751)
Consideration transferred	$	6,186,284

[1] Includes 142.1 million shares of Spirit common stock outstanding as of January 23, 2024, which were converted into Realty Income common stock at the Effective Time at an Exchange Ratio of 0.762 per share of Spirit common stock. The portion of the converted unvested Spirit restricted stock awards related to post-combination expense is removed in footnote (2) below.

[2] Represents the fair value of fully vested Spirit restricted stock and performance share awards that were accelerated and converted into Realty Income common stock at the Effective Time, reflecting the value attributable to post-combination services. Spirit restricted stock and performance share awards are included in Spirit's outstanding common stock as of the date of the Merger. The fair value attributable to pre-combination services was $41.7 million and is included in the consideration transferred above.

A. Final Purchase Price Allocation

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

		At Acquisition Date As Reported March 31, 2024		Measurement Period Adjustments		At Acquisition Date As Reported December 31, 2024
ASSETS						
Land	$	1,853,895	$	3,247	$	1,857,142
Buildings and improvements		4,859,162		90,314		4,949,476
Total real estate held for investment		6,713,057		93,561		6,806,618
Real estate and lease intangibles held for sale		35,650		(1,583)		34,067
Cash and cash equivalents		93,683		—		93,683
Accounts receivable		12,959		(145)		12,814
Lease intangible assets [1]		2,214,615		(32,804)		2,181,811
Goodwill		1,259,864		(59,143)		1,200,721
Other assets [2]		174,672		(1,881)		172,791
Total assets acquired	$	10,504,500	$	(1,995)	$	10,502,505
LIABILITIES						
Accounts payable and accrued expenses	$	56,407	$	(1,934)	$	54,473
Lease intangible liabilities [3]		378,369		(203)		378,166
Other liabilities		101,954		142		102,096
Term loans		1,300,000		—		1,300,000
Notes payable		2,481,486		—		2,481,486
Total liabilities assumed	$	4,318,216	$	(1,995)	$	4,316,221
Net assets acquired, at fair value	$	6,186,284	$	—	$	6,186,284
Total purchase price	$	6,186,284	$	—	$	6,186,284

[1] The weighted average amortization period for acquired lease intangible assets is 10.8 years.

[2] Includes $53.9 million of gross contractual loans receivable, the fair value of which was $47.1 million, and we expect to collect substantially all of the loans receivable as of the acquisition date.

[3] The weighted average amortization period for acquired lease intangible liabilities is 8.2 years.

The initial assessment of fair value provided in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024 were considered preliminary and were based on information that was available to management at the time the consolidated financial statements were prepared. Measurement period adjustments were recorded in the period in which they were determined, as if they had been completed at the acquisition date. Before the first anniversary of the date of the Merger, final measurement period adjustments recorded in the year ended December 31, 2024 resulted from updated valuations related to real estate assets and liabilities, in addition to loans receivable. The adjustments were determined based on additional information that existed at the acquisition date but was not contemplated in our initial fair value assessment and resulted in a decrease to goodwill of $59.1 million.

Approximately $1.20 billion has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. The recognized goodwill is attributable to expected synergies and benefits arising from the Merger, including anticipated financing and corporate overhead cost savings. None of the goodwill recognized is deductible for tax purposes.

B.   Merger-related Transaction Costs
In conjunction with the Merger, we incurred $86.7 million of merger-related transaction costs during the year ended December 31, 2024, primarily consisting of employee severance, post-combination share-based compensation, transfer taxes, and various professional fees directly attributable to the Merger.

C.   Unaudited Pro Forma Financial Information
The following unaudited pro forma information presents a summary of our combined results of operations for the years ended December 31, 2024 and 2023, respectively, as if the Merger had occurred on January 1, 2023 (in millions, except per share data). The pro forma financial information is not necessarily indicative of the results of operations had the acquisition been effected on the assumed date, nor is it necessarily an indication of trends in future results for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the pro forma information, basic shares outstanding and dilutive equivalents, cost savings from operating efficiencies, potential synergies, and the impact of incremental costs incurred in integrating the businesses.

	Years ended December 31,			
		2024		2023
Total revenues	$	5,319.1	$	4,868.2
Net income	$	945.9	$	893.2
Basic and diluted earnings per share	$	1.10	$	1.12

Our consolidated results of operations for the year ended December 31, 2024 include $762.7 million of revenues and $103.1 million of net income, respectively, associated with the results of operations of Spirit from the closing of the Merger on January 23, 2024 to December 31, 2024.

3.   **Supplemental Detail for Certain Components of Consolidated Balance Sheets** (in thousands):

A. Accounts receivable, net, consist of the following at:		December 31, 2024		December 31, 2023
Straight-line rent receivables, net	$	694,844	$	516,692
Client receivables, net		182,824		193,844
	$	877,668	$	710,536

B. Lease intangible assets, net, consist of the following at:		December 31, 2024		December 31, 2023
In-place leases	$	7,347,301	$	5,500,404
Above-market leases		2,203,420		1,811,400
Accumulated amortization of in-place leases		(2,487,302)		(1,746,377)
Accumulated amortization of above-market leases		(742,338)		(549,319)
Other items		1,911		1,799
	$	6,322,992	$	5,017,907

C. Other assets, net, consist of the following at:

	December 31, 2024	December 31, 2023
Financing receivables, net	$ 1,609,044	$ 1,570,943
Loan receivable, net	828,500	205,339
Right of use asset - financing leases, net	653,353	706,837
Right of use asset - operating leases, net	619,350	594,712
Prepaid expenses	63,499	33,252
Value-added tax receivable	48,075	100,672
Derivative assets and receivables - at fair value	47,165	21,170
Restricted escrow deposits	36,326	6,247
Interest receivable	16,071	6,139
Impounds related to mortgages payable	14,218	53,005
Corporate assets, net	12,763	12,948
Credit facility origination costs, net	7,331	12,264
Investment in sales type lease	6,138	6,056
Non-refundable escrow deposits	225	200
Other items	56,510	38,859
	$ 4,018,568	$ 3,368,643

D. Accounts payable and accrued expenses consist of the following at:

	December 31, 2024	December 31, 2023
Notes payable - interest payable	$ 261,605	$ 218,811
Property taxes payable	92,440	78,809
Accrued income taxes	84,884	61,070
Derivative liabilities and payables - at fair value	81,524	119,620
Accrued property expenses	61,118	54,208
Accrued costs on properties under development	59,602	65,967
Value-added tax payable	26,829	64,885
Mortgages, term loans, and credit line - interest payable	4,584	8,580
Accrued merger-related costs	3,482	4,551
Other items	83,348	62,025
	$ 759,416	$ 738,526

E. Lease intangible liabilities, net, consist of the following at:

	December 31, 2024	December 31, 2023
Below-market leases	$ 2,119,200	$ 1,728,027
Accumulated amortization of below-market leases	(483,430)	(321,174)
	$ 1,635,770	$ 1,406,853

F. Other liabilities consist of the following at:

	December 31, 2024	December 31, 2023
Lease liability - operating leases	$ 452,956	$ 425,213
Rent received in advance and other deferred revenue	352,334	312,195
Lease liability - financing leases	77,190	44,345
Security deposits	35,594	28,250
Other items	5,054	1,647
	$ 923,128	$ 811,650

4. Investments in Real Estate

A. Acquisitions of Real Estate

Below is a summary of our acquisitions for the year ended December 31, 2024 (unaudited):

	Number of Properties	Leasable Square Feet (in thousands)	Investment ($ in millions)	Weighted Average Lease Term (Years)	Initial Weighted Average Cash Lease Yield [1]
Acquisitions - U.S.	287	3,535	$ 1,402.9	13.9	6.7 %
Acquisitions - Europe	62	4,263	1,072.0	6.9	7.5 %
Total acquisitions	349	7,798	$ 2,474.9	10.7	7.0 %
Properties under development [2]	192	7,093	690.7	15.4	7.4 %
Total [3]	541	14,891	$ 3,165.6	11.8	7.1 %

[1] The initial weighted average cash lease yield for a property is generally computed as estimated contractual first year cash net operating income, which, in the case of a net leased property, is equal to the aggregate cash base rent for the first full year of each lease, divided by the total cost of the property. Since it is possible that a client could default on the payment of contractual rent (defined as the monthly aggregate cash amount charged to clients, inclusive of monthly base rent receivables), we cannot provide assurance that the actual return on the funds invested will remain at the percentages listed above. Contractual net operating income used in the calculation of initial weighted average cash lease yield includes approximately $1.5 million received as settlement credits as reimbursement of free rent periods for the year ended December 31, 2024.

In the case of a property under development or expansion, the contractual lease rate is generally fixed such that rent varies based on the actual total investment in order to provide a fixed rate of return. When the lease does not provide for a fixed rate of return on a property under development or expansion, the initial weighted average cash lease yield is computed as follows: estimated cash net operating income (determined by the lease) for the first full year of each lease, divided by our projected total investment in the property, including land, construction and capitalized interest costs.

[2] Includes £86.6 million of Sterling-denominated investments and €60.1 million of Euro-denominated investments, converted at the applicable exchange rates on the funding dates.

[3] Our clients occupying the new properties are 89.3% retail and 10.7% industrial based on net operating income. Approximately 47% of the net operating income generated from acquisitions during the year ended December 31, 2024 was from investment grade rated clients, their subsidiaries, or affiliated companies at the date of acquisition.

Additionally, in November 2024, we purchased an office property in London for an aggregate purchase price of $161.6 million, which will serve as our U.K. headquarters.

The aggregate purchase price, excluding properties under development as of December 31, 2024, has been allocated as follows (in millions):

	Acquisitions - USD	Acquisitions - Sterling	Acquisitions - Euro
Land	$ 367.0	£ 279.7	€ 56.5
Buildings and improvements	979.6	412.7	133.8
Lease intangible assets [1]	133.7	125.9	14.5
Other assets [2]	183.0	1.1	6.6
Lease intangible liabilities [3]	(37.8)	(12.5)	(2.5)
Other liabilities [4]	(23.1)	—	(12.9)
Total	$ 1,602.4	£ 806.9	€ 196.0

[1] The weighted average amortization period for acquired lease intangible assets is 9.4 years.

[2] USD-denominated other assets primarily consist of $159.8 million of financing receivables allocated to sales-leaseback transactions and $23.1 million of right-of-use assets accounted for as finance leases. Sterling-denominated other assets consist entirely of right-of-use assets accounted for as finance leases. Euro-denominated other assets consist entirely of sale-leasebacks accounted for as financing receivables.

[3] The weighted average amortization period for acquired lease intangible liabilities is 13.2 years.

[4] USD-denominated other liabilities consist entirely of lease liabilities under financing leases. Euro-denominated other liabilities consist entirely of deferred rent on certain below-market leases.

The aggregate purchase price of the assets acquired during the year ended December 31, 2024 included contingent consideration obligations related to leasing activities for a multi-tenant property acquired. At December 31, 2024, we had accrued $11.5 million for remaining amounts deemed probable and estimable.

The properties acquired during the year ended December 31, 2024 generated total revenue and net income of $72.5 million and $24.3 million, respectively.

B.   Investments in Existing Properties

During the year ended December 31, 2024, we capitalized costs of $122.9 million on existing properties in our portfolio, consisting of $113.9 million for non-recurring building improvements, $8.6 million for re-leasing costs, and $0.4 million for recurring capital expenditures. In comparison, during the year ended December 31, 2023, we capitalized costs of $59.8 million on existing properties in our portfolio, consisting of $49.6 million for non-recurring building improvements, $9.9 million for re-leasing costs, and $0.3 million for recurring capital expenditures.

C.   Properties with Existing Leases

The value of the in-place and above-market leases is recorded to 'Lease intangible assets, net' on our consolidated balance sheets, and the value of the below-market leases is recorded to 'Lease intangible liabilities, net' on our consolidated balance sheets.

The values of the in-place leases are amortized as depreciation and amortization expense. The amounts amortized to expense for all of our in-place leases, for the years ended December 31, 2024, 2023, and 2022 were $870.2 million, $651.1 million, and $634.9 million, respectively.

The values of the above-market and below-market leases are amortized over the term of the respective leases, including any bargain renewal options, as an adjustment to rental revenue in our consolidated statements of income and comprehensive income. The amounts amortized as a net decrease to rental revenue for capitalized above-market and below-market leases for the years ended December 31, 2024, 2023, and 2022 were $34.7 million, $61.5 million, and $55.6 million, respectively. If a lease was to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be recorded to revenue or expense, as appropriate.

The following table presents the estimated impact during the next five years and thereafter related to the amortization of the above-market and below-market lease intangibles and the amortization of the in-place lease intangibles at December 31, 2024 (in thousands):

	Net increase (decrease) to rental revenue		Increase to amortization expense	
2025	$	(33,129)	$	781,647
2026		(35,661)		683,461
2027		(36,420)		584,504
2028		(29,521)		494,976
2029		(25,537)		427,901
Thereafter		334,956		1,887,510
Total	$	174,688	$	4,859,999

D.   Gain on Sales of Real Estate

The following table summarizes our properties sold during the periods indicated below (dollars in millions):

	Years ended December 31,					
	2024		**2023**		**2022**	
Number of properties		294		121		170
Net sales proceeds	$	589.5	$	117.4	$	436.1
Gain on sales of real estate	$	117.3	$	25.7	$	103.0

5. Investments in Unconsolidated Entities

The following is a summary of our investments in unconsolidated entities as of December 31, 2024 and December 31, 2023 (dollars in thousands):

	Ownership %	Number of Properties	Carrying Amount [1] of Investment as of	
	As of December 31, 2024		December 31, 2024	December 31, 2023
Data Center Joint Venture	80.0%	2	$ 299,165	$ 226,021
Bellagio Las Vegas Joint Venture - Common Equity Interest	21.9%	1	274,057	296,097
Bellagio Las Vegas Joint Venture - Preferred Equity Interest	n/a	n/a	650,000	650,000
Passport Park Joint Venture [2]	95.0%	3	6,477	—
Industrial Partnerships	n/a	n/a	—	—
Total investment in unconsolidated entities			$ 1,229,699	$ 1,172,118

[1] The total carrying amount of the investments was greater than the underlying equity in net assets (i.e., basis difference) by $7.9 million as of December 31, 2024. The basis difference is primarily attributable to capitalized interest for the data center joint venture development funding.

[2] Our investment in Passport Park Joint Venture includes $4.2 million in preferred equity. The joint venture is required to redeem all of the preferred equity investment in June 2028, with two extension options available.

Equity in earnings of unconsolidated entities consists of the following (in thousands):

	Years ended December 31,		
	2024	2023	2022
Data Center Development Joint Venture	$ 6,940	$ —	$ —
Bellagio Las Vegas Joint Venture - Common Equity Interest	(980)	2,139	—
Passport Park Joint Venture	—	—	—
Industrial Partnerships	1,833	407	(6,448)
Equity in earnings in unconsolidated entities	$ 7,793	$ 2,546	$ (6,448)

A. Passport Park Joint Venture

In November 2024, we established a joint venture with Trammell Crow Company ("TCC") to develop and operate three industrial facilities in Irving, Texas. As of December 31, 2024, we have invested $6.2 million, including $5.7 million in cash, in exchange for a 95.0% equity interest in the joint venture, including preferred equity. We have committed to investing an additional $158.0 million to finance the development. We have determined that we are not the primary beneficiary of this VIE because power to direct all activities significantly affecting the joint venture's economic performance is shared. TCC is the managing member, and we do not have substantive kick-out rights. We will continuously evaluate whether we are the primary beneficiary as power to direct significant activities of the VIE can change over the life of the joint venture. Our maximum exposure to loss is limited to our common and preferred equity investments, including the committed development funding.

B. Data Center Joint Venture

We own an 80.0% equity interest in a joint venture that we formed with Digital Realty Trust, Inc. in November 2023. This joint venture owns and operates two data centers. As we do not control this VOE, we account for it under the equity method. As of December 31, 2024, each partner funded its pro rata share of the remaining estimated development cost for the first phase of the project, which was completed during 2024.

C. Bellagio Las Vegas Joint Venture Interests

The joint venture we formed with Blackstone Real Estate Income Trust owns a 95.0% equity interest in the real estate of The Bellagio Las Vegas. We made an initial investment in October 2023, including $301.4 million of common equity for an indirect interest of 21.9% in the property and a $650.0 million preferred equity interest. During the years ended December 31, 2024 and 2023, we recognized interest income of $52.8 million and $13.0 million for 8.1% preferential cumulative distributions, included within 'Other' revenue in our consolidated statements of income and comprehensive income. The unconsolidated entity had total debt outstanding of $3.0 billion as of December 31, 2024, all of which was non-recourse to us with limited customary exceptions.

We have determined that this joint venture is a VIE, and we are not the primary beneficiary as we do not have power to direct activities that most significantly impact the joint venture's economic performance. As a holder of preferred interests, we do not receive any additional voting rights, nor do we have conversion and redemption rights. Our maximum exposure to loss associated with this VIE is limited to our common and preferred equity investments.

D. Industrial Partnerships

All seven assets held by our industrial partnerships were sold during the year ended December 31, 2022, resulting in the recognition of an other-than-temporary impairment of $8.5 million, which was included in 'Equity in earnings of unconsolidated entities' for the year ended December 31, 2022. During the years ended December 31, 2024 and 2023, equity in earnings was primarily related to the resolution of income tax disputes and resulting distribution of cash the partnership had reserved for possible tax payments.

6. Investments in Loans and Financing Receivables

A. Loans

The following table presents information about our loans as of December 31, 2024 and December 31, 2023 (dollars in millions):

		December 31, 2024					
	Maturity	Amortized Cost		Allowance		Carrying Amount [1]	
Senior Secured Notes Receivable	October 2029 - November 2030	$	797.2	$	(11.4)	$	785.8
Mortgage Loan	September 2038		33.5		—		33.5
Unsecured Loan	December 2026		10.2		(0.9)		9.3
Total		$	840.9	$	(12.3)	$	828.6

		December 31, 2023					
	Maturity	Amortized Cost		Allowance		Carrying Amount [1]	
Senior Secured Note Receivable	October 2029	$	174.3	$	(2.5)	$	171.8
Mortgage Loan	September 2038		33.5		—		33.5
Total		$	207.8	$	(2.5)	$	205.3

[1] The total carrying amount of the investment in loans excludes accrued interest of $13.8 million and $3.4 million as of December 31, 2024 and 2023, respectively, which is recorded to 'Other assets, net' on our consolidated balance sheets.

Senior Secured Notes Receivable

In December 2024, we acquired a senior secured note with a principal amount of £200.0 million, equivalent to $250.4 million as of December 31, 2024. The interest-only note matures in November 2030 and bears interest at Sterling Overnight Indexed Average ("SONIA") plus a margin ranging from 4.50% to 5.25%, based on the borrower's leverage ratio. As of December 31, 2024, the margin is determined to be 5.25%. The Company paid £199.0 million for the note and accounted for the discount at amortized cost. The discount will be amortized over the term of the note.

In September 2024, our interest in a loan with a carrying amount of $5.3 million, which was acquired in conjunction with the Merger, was transferred to a third-party buyer. As a result of this transfer, we recorded a loss of $1.5 million, presented in 'Other income, net' in our consolidated statements of income and comprehensive income.

In May 2024, we acquired a senior secured note, maturing in May 2030, with a principal amount of £300.0 million, equivalent to $375.6 million as of December 31, 2024. The interest-only note bears interest at a fixed rate of 8.125% and is callable at par beginning in May 2026.

In November 2023, we acquired a senior secured note with a principal amount of £142.0 million, equivalent to $177.8 million as of December 31, 2024. The interest-only note bears interest that has been adjusted to SONIA plus 5.75% during the year ended December 31, 2024 and matures in October 2029. The Company paid £136.7 million for the note and accounted for the discount at amortized cost. The discount will be amortized over the term of the note.

Mortgage Loan

In October 2023, we issued a $33.5 million mortgage loan which is collateralized by nine automotive service properties located across seven different states. The interest-only loan bears interest at 8.37% subject to annual increases and matures in October 2038.

Unsecured Loan

In conjunction with the Merger, we acquired an 11.0% fixed-rate, unsecured loan with a principal amount of $11.0 million. This interest-only loan was recorded at its acquisition-date fair value of $9.8 million and matures in December 2026.

B.   *Financing Receivables*

The following table presents information about our investments in sale-leaseback transactions accounted for as financing receivables in accordance with ASC 842, *Leases* as of December 31, 2024 and December 31, 2023 (dollars in millions):

		Carrying Value as of	
	Maturity	**December 31, 2024**	**December 31, 2023**
Financing receivables, net	2028 - 2048	$ 1,609.0	$ 1,570.9
Total		$ 1,609.0	$ 1,570.9

C.   *Allowance for Credit Losses*

The following table summarizes the activity within the allowance for credit losses related to loans and financing receivable for the year ended December 31, 2024 (in millions):

	Loans Receivable	**Financing Receivable**	**Total**
Allowance for credit losses at December 31, 2023	$ 2.5	$ 2.4	$ 4.9
Provision for credit losses [1]	10.0	96.8	106.8
Initial allowance for PCD assets [2]	1.8	—	1.8
Write-offs [3]	(1.8)	—	(1.8)
Foreign currency remeasurement	(0.2)	—	(0.2)
Allowance for credit losses at December 31, 2024	$ 12.3	$ 99.2	$ 111.5

[1] During the year ended December 31, 2024, provisions for credit losses on loans receivable were primarily attributable to loans acquired during 2024. The increase for credit losses on financing receivables is primarily due to a client in the convenience store industry that defaulted on its lease payments and was fully reserved for, in addition to a partial reserve for a significant decline in the credit worthiness of a client in the automotive services industry.
[2] Includes the recognition of an initial expected credit loss of $1.8 million for a purchased credit deteriorated ("PCD") loan we acquired in conjunction with the Merger.
[3] Includes a reduction due to the sale of a PCD loan in September 2024.

7.   Revolving Credit Facility and Commercial Paper Programs

A.   *Credit Facility*

We have a $4.25 billion unsecured revolving multi-currency credit facility that matures in June 2026, includes two six-month extensions that can be exercised at our option, and allows us to borrow in up to 14 currencies, including USD. Our revolving credit facility also has a $1.0 billion expansion option, which is subject to obtaining lender commitments. Under our revolving credit facility, our investment grade credit ratings at December 31, 2024 provide for USD borrowings at Secured Overnight Financing Rate ("SOFR"), plus 0.725% with a SOFR adjustment charge of 0.10% and a revolving credit facility fee of 0.125%, for all-in pricing of 0.95% over SOFR, for British Pound Sterling ("GBP") borrowings, at the SONIA, plus 0.725% with a SONIA adjustment charge of 0.0326% and a revolving credit facility fee of 0.125%, for all-in pricing of 0.8826% over SONIA, and Euro ("EUR") borrowings at one-month Euro Interbank Offered Rate ("EURIBOR"), plus 0.725%, and a revolving credit facility fee of 0.125%, for all-in pricing of 0.85% over one-month EURIBOR.

As of December 31, 2024, we had a borrowing capacity of $3.19 billion available on our revolving credit facility (subject to customary conditions to borrowing) and an outstanding balance of $1.1 billion, including £376.0 million GBP and €572.0 million EUR borrowings. There was no outstanding balance at December 31, 2023.

The weighted average interest rate on outstanding borrowings under our revolving credit facility was 5.7% and 4.8% during the years ended December 31, 2024 and 2023, respectively. At December 31, 2024, our weighted average interest rate on borrowings outstanding under our revolving credit facility was 4.4%. Our revolving credit facility is subject to various leverage and interest coverage ratio limitations, and at December 31, 2024, we were in compliance with the covenants under our revolving credit facility.

As of December 31, 2024, credit facility origination costs of $7.3 million are included in 'Other assets, net', as compared to $12.3 million at December 31, 2023, on our consolidated balance sheets. These costs are being amortized over the remaining term of our revolving credit facility.

B.   Commercial Paper Programs

We have a USD-denominated unsecured commercial paper program, under which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $1.5 billion, as well as a EUR-denominated unsecured commercial paper program, which permits us to issue additional unsecured commercial notes up to a maximum aggregate amount of $1.5 billion (or foreign currency equivalent). Our EUR-denominated unsecured commercial paper program may be issued in USD or various foreign currencies, including but not limited to, EUR, GBP, Swiss Francs, Yen, Canadian Dollars, and Australian Dollars, in each case, pursuant to customary terms in the European commercial paper market.

The commercial paper ranks pari passu in right of payment with all of our other unsecured senior indebtedness outstanding, exclusive of unexchanged bonds from our merger with VEREIT, Inc. ("VEREIT") in 2021 and unexchanged Spirit bonds, including borrowings under our revolving credit facility, our term loans and our outstanding senior unsecured notes (and is structurally subordinated to all our subsidiary debt). Proceeds from commercial paper borrowings are used for general corporate purposes.

As of December 31, 2024, the balance of borrowings outstanding under our commercial paper programs was $67.3 million, including €65.0 million of EUR borrowings, as compared to $764.4 million outstanding commercial paper borrowings, including €583.0 million of EUR borrowings, at December 31, 2023. The weighted average interest rate on outstanding borrowings under our commercial paper programs was 4.6% and 4.8% for the years ended December 31, 2024 and 2023, respectively. We use our $4.25 billion revolving credit facility as a liquidity backstop for the repayment of the notes issued under the commercial paper programs. The commercial paper borrowings generally carry a term of less than a year.

We review our credit facility and commercial paper programs and may seek to extend, renew, or replace our credit facility and commercial paper programs, to the extent we deem appropriate.

8.   Term Loans

In January 2024, in connection with the Merger, we entered into an amended and restated term loan agreement (which replaced Spirit's then-existing term loans with various lenders). The amended and restated term loan agreements are fixed through interest rate swaps at a weighted average interest rate of 3.9%. Pursuant to the amended and restated term loan agreement, we borrowed $800.0 million in aggregate total borrowings, $300.0 million of which matures in August 2025 and $500.0 million of which matures in August 2027 (the "$800 million term loan agreement"). We also entered into an amended and restated term loan agreement pursuant to which we borrowed $500.0 million in aggregate total borrowings which matures in June 2025 (the "$500 million term loan agreement").

In January 2023, we entered into our 2023 term loan agreement, which allows us to incur up to an aggregate of $1.5 billion in multi-currency borrowings. In January 2024, we entered into interest rate swaps which fix our per annum interest rate at 4.9% until January 2026. As of December 31, 2024, we had $1.1 billion in multi-currency borrowings, including $90.0 million, £705.0 million, and €85.0 million in outstanding borrowings. The maturity date for the 2023 term loans was January 2025; however, in December 2024, we exercised the remaining twelve-month extension option, extending the maturity to January 2026. Our A3/A- credit ratings provide for a borrowing rate of 80 basis points over the applicable benchmark rate, which includes adjusted SOFR for USD-denominated loans, adjusted SONIA for GBP-denominated loans, and EURIBOR for EUR-denominated loans.

During the year ended December 31, 2024, we repaid our $250.0 million senior unsecured term loan in full upon maturity.

Deferred financing costs were $2.2 million at December 31, 2024 and are included net of the term loans' principal balance, as compared to $0.1 million related to our 2023 term loans at December 31, 2023 on our consolidated balance sheets. These costs are being amortized over the remaining term of the term loans. As of December 31, 2024, we were in compliance with the covenants contained in the term loans.

9.   Mortgages Payable

During the year ended December 31, 2024, we made $740.5 million in principal payments, including the full repayment of five mortgages for $735.9 million. No mortgages were assumed during the year ended December 31, 2024.

Our mortgages contain customary covenants, such as limiting our ability to further mortgage each applicable property or to discontinue insurance coverage without the prior consent of the lender. At December 31, 2024, we were in compliance with these covenants.

The following table summarizes our mortgages payable as of December 31, 2024 and December 31, 2023 (dollars in millions):

As Of	Number of Properties [1]	Weighted Average Stated Interest Rate	Weighted Average Effective Interest Rate	Weighted Average Remaining Years Until Maturity	Remaining Principal Balance	Unamortized Discount and Deferred Financing Costs Balance, net	Mortgage Payable Balance
December 31, 2024	17	4.0 %	4.5 %	1.4	$ 81.3	$ (0.5)	$ 80.8
December 31, 2023	131	4.8 %	3.3 %	0.4	$ 822.4	$ (0.8)	$ 821.6

[1] At December 31, 2024, there were 11 mortgages on 17 properties and at December 31, 2023, there were 16 mortgages on 131 properties. With the exception of one GBP-denominated mortgage which is paid quarterly, the mortgages require monthly payments with principal payments due at maturity. At December 31, 2024 and December 31, 2023, all mortgages were at fixed interest rates.

The following table summarizes the maturity of mortgages payable as of December 31, 2024, excluding $0.5 million related to unamortized net premiums and discounts and deferred financing costs (dollars in millions):

Year of Maturity	Principal
2025	$ 43.4
2026	12.0
2027	22.3
2028	1.3
2029	1.3
Thereafter	1.0
Total	$ 81.3

10. Notes Payable

A. General

At December 31, 2024, our senior unsecured notes and bonds are USD-denominated, GBP-denominated, and EUR-denominated. Foreign-denominated notes are converted at the applicable exchange rate on the balance sheet date. The carrying value within the table below includes a portion of certain outstanding notes that have been assumed in both current and historical mergers that were not exchanged for new notes issued by Realty Income. We expect to fund the next twelve months of obligations through a combination of the following: (i) cash and cash equivalents, (ii) future cash flows from operations, (iii) issuances of common stock, debt, or other securities offerings, (iv) additional borrowings under our revolving credit facility, (v) short term loans, and (vi) asset dispositions and/or credit investment repayments. The following are sorted by maturity date (in thousands):

	Maturity Dates	Principal (Currency Denomination)		Carrying Value (USD) as of	
				December 31, 2024	December 31, 2023
4.600% Notes due 2024	February 6, 2024	$	499,999	$ —	$ 499,999
3.875% Notes due 2024	July 15, 2024	$	350,000	—	350,000
3.875% Notes due 2025	April 15, 2025	$	500,000	500,000	500,000
4.625% Notes due 2025	November 1, 2025	$	549,997	549,997	549,997
5.050% Notes due 2026	January 13, 2026	$	500,000	500,000	500,000
0.750% Notes due 2026	March 15, 2026	$	325,000	325,000	325,000
4.875% Notes due 2026	June 1, 2026	$	599,997	599,997	599,997
4.450% Notes due 2026 [1]	September 15, 2026	$	299,968	299,968	—
4.125% Notes due 2026	October 15, 2026	$	650,000	650,000	650,000
1.875% Notes due 2027 [2]	January 14, 2027	£	250,000	312,975	318,450
3.000% Notes due 2027	January 15, 2027	$	600,000	600,000	600,000
3.200% Notes due 2027 [1]	January 15, 2027	$	299,984	299,984	—
1.125% Notes due 2027 [2]	July 13, 2027	£	400,000	500,760	509,520
3.950% Notes due 2027	August 15, 2027	$	599,873	599,873	599,873
3.650% Notes due 2028	January 15, 2028	$	550,000	550,000	550,000
3.400% Notes due 2028	January 15, 2028	$	599,816	599,816	599,816
2.100% Notes due 2028 [1]	March 15, 2028	$	449,994	449,994	—
2.200% Notes due 2028	June 15, 2028	$	499,959	499,959	499,959
4.700% Notes due 2028	December 15, 2028	$	400,000	400,000	400,000
4.750% Notes due 2029	February 15, 2029	$	450,000	450,000	—
3.250% Notes due 2029	June 15, 2029	$	500,000	500,000	500,000
4.000% Notes due 2029 [1]	July 15, 2029	$	399,999	399,999	—
5.000% Notes due 2029 [2]	October 15, 2029	£	350,000	438,165	—
3.100% Notes due 2029	December 15, 2029	$	599,291	599,291	599,291
3.400% Notes due 2030 [1]	January 15, 2030	$	500,000	500,000	—
4.850% Notes due 2030	March 15, 2030	$	600,000	600,000	600,000
3.160% Notes due 2030	June 30, 2030	£	140,000	175,266	178,332
4.875% Notes due 2030 [2]	July 6, 2030	€	550,000	569,415	607,915
1.625% Notes due 2030 [2]	December 15, 2030	£	400,000	500,760	509,520
3.250% Notes due 2031	January 15, 2031	$	950,000	950,000	950,000
3.200% Notes due 2031 [1]	February 15, 2031	$	449,995	449,995	—
5.750% Notes due 2031 [2]	December 5, 2031	£	300,000	375,570	382,140
2.700% Notes due 2032 [1]	February 15, 2032	$	350,000	350,000	—
3.180% Notes due 2032	June 30, 2032	£	345,000	431,906	439,461
5.625% Notes due 2032	October 13, 2032	$	750,000	750,000	750,000
2.850% Notes due 2032	December 15, 2032	$	699,655	699,655	699,655
1.800% Notes due 2033	March 15, 2033	$	400,000	400,000	400,000

	Maturity Dates	Principal (Currency Denomination)		Carrying Value (USD) as of	
				December 31, 2024	December 31, 2023
1.750% Notes due 2033 [2]	July 13, 2033	£	350,000	438,165	445,830
4.900% Notes due 2033	July 15, 2033	$	600,000	600,000	600,000
5.125% Notes due 2034	February 15, 2034	$	800,000	800,000	—
2.730% Notes due 2034	May 20, 2034	£	315,000	394,348	401,247
5.125% Notes due 2034 [2]	July 6, 2034	€	550,000	569,415	607,915
5.875% Bonds due 2035	March 15, 2035	$	250,000	250,000	250,000
3.390% Notes due 2037	June 30, 2037	£	115,000	143,969	146,487
6.000% Notes due 2039 [2]	December 5, 2039	£	450,000	563,355	573,210
5.250% Notes due 2041 [2]	September 4, 2041	£	350,000	438,165	—
2.500% Notes due 2042 [2]	January 14, 2042	£	250,000	312,975	318,450
4.650% Notes due 2047	March 15, 2047	$	550,000	550,000	550,000
5.375% Notes due 2054	September 1, 2054	$	500,000	500,000	—
Total principal amount				$ 22,938,737	$ 18,562,064
Unamortized net (discounts) premiums, deferred financing costs, and cumulative basis adjustment on fair value hedges [3][4]				(281,145)	40,255
				$ 22,657,592	$ 18,602,319

[1] In connection with the Merger, we completed our debt exchange offer to exchange all outstanding notes issued by Spirit Realty, L.P. ("Spirit OP") on January 23, 2024 for new notes issued by Realty Income. Prior to the completion of the Merger on January 23, 2024, these notes were not the obligation of Realty Income. Additional details regarding the exchange offers are provided in the *Note Exchange Offers Associated with the Merger* section below.

[2] Interest paid annually. Interest on the remaining senior unsecured notes and bond obligations included in the table is paid semi-annually.

[3] As a result of the Merger, the carrying values of the senior notes exchanged were adjusted to fair value.

[4] In conjunction with the pricing of our senior unsecured notes due January 2026, we entered into three-year, fixed-to-variable interest rate swaps, which were accounted for as fair value hedges. During the three months ended December 31, 2024, these interest rate swaps totaling $500 million notional were terminated.

The following table summarizes the maturity of our notes and bonds payable as of December 31, 2024, excluding unamortized net premiums and discounts, deferred financing costs (dollars in millions):

Year of Maturity	Principal
2025	$ 1,050.0
2026	2,375.0
2027	2,313.6
2028	2,499.8
2029	2,387.5
Thereafter	12,312.8
Total	$ 22,938.7

As of December 31, 2024, the weighted average interest rate on our notes and bonds payable was 3.8%, and the weighted average remaining years until maturity was 6.6 years.

Interest incurred on all of the notes and bonds was $840.3 million, $598.6 million, and $431.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Our outstanding notes and bonds are unsecured; accordingly, we have not pledged any assets as collateral for these or any other obligations.

All of these notes and bonds contain various covenants, including: (i) a limitation on incurrence of any debt which would cause our debt to total adjusted assets ratio to exceed 60%; (ii) a limitation on incurrence of any secured debt which would cause our secured debt to total adjusted assets ratio to exceed 40%; (iii) a limitation on incurrence of any debt which would cause our debt service coverage ratio to be less than 1.5 times; and (iv) the maintenance at all times of total unencumbered assets not less than 150% of our outstanding unsecured debt. At December 31, 2024, we were in compliance with these covenants.

B.   Note Issuances

During the year ended December 31, 2024, we issued the following notes and bonds:

2024 Issuances	Date of Issuance	Maturity Date	Principal amount (in millions)		Price of par value	Effective yield to maturity
4.750% Notes	January 2024	February 2029	$	450.0	99.23 %	4.923 %
5.125% Notes	January 2024	February 2034	$	800.0	98.91 %	5.265 %
5.375% Notes	August 2024	September 2054	$	500.0	98.37 %	5.486 %
5.000% Notes	September 2024	October 2029	£	350.0	99.14 %	5.199 %
5.250% Notes	September 2024	September 2041	£	350.0	96.21 %	5.601 %

C.   Note Exchange Offers Associated with the Merger

As part of the Merger, Realty Income exchanged the following notes issued by Spirit OP, a wholly owned subsidiary of the Company with notes of substantially identical economic terms issued by Realty Income:

Series of Spirit Notes	Tenders and Consents Received as of the Expiration Date (in millions)	Percentage of Total Outstanding Principal Amount of Such Series of Spirit Notes
4.450% Notes due September 2026	$291.7	97.24%
3.200% Notes due January 2027	$292.7	97.56%
2.100% Notes due March 2028	$443.8	98.62%
4.000% Notes due July 2029	$391.7	97.93%
3.400% Notes due January 2030	$484.5	96.91%
3.200% Notes due February 2031	$445.0	98.90%
2.700% Notes due February 2032	$347.6	99.31%

To induce holders of the Spirit OP notes to participate in the exchange, Realty Income offered noteholders electing to exchange their notes a cash payment equal to 10 basis points of the note principal amount held. Across the various note classes, Realty Income had a success rate of approximately 98.1% on the exchange, resulting in a cash payment of $2.7 million to participating noteholders. The exchange was accounted for as a modification of the existing Spirit OP notes assumed in the Merger. The interest rate, interest payment dates, redemption terms and maturity of each series of Realty Income notes issued by Realty Income in the exchange offers were the same as those of the corresponding series of Spirit notes exchanged. With respect to the notes originally issued by Spirit OP that remained outstanding, we amended the indenture governing such notes to, among other things, eliminate substantially all of the restrictive covenants in such indenture.

D.   Note Repayments

During the year ended December 31, 2024, we repaid the following notes, plus accrued and unpaid interest upon maturity. There were no comparable repayments for the year ended December 31, 2023.

2024 Repayments	Date of Issuance	Maturity Date	Principal amount (in millions)	
4.600% Notes	February 2014	February 2024	$	500.0
3.875% Notes	June 2014	July 2024	$	350.0

11.   Noncontrolling Interests

As of December 31, 2024, we have ten entities with noncontrolling interests that we consolidate, including an operating partnership, Realty Income, L.P., and interests in consolidated property partnerships not wholly-owned by us.

At December 31, 2024, outstanding common partnership units in Realty Income, L.P. represented 9.95% ownership interest in Realty Income L.P. We hold the remaining 90.05% interest and consolidate the entity. None of our common partnership units have voting rights. Common partnership units are entitled to monthly distributions equal to the amount paid to common stockholders of Realty Income, and are redeemable in cash or Realty Income common stock, at our option, and at a conversion ratio of 1.02934. These issuances with redemption provisions that permit the issuer to settle in either cash or common stock, at the option of the issuer, were evaluated to determine whether temporary or permanent equity classification on the balance sheet was appropriate. We determined that the units meet the requirements to qualify for presentation as permanent equity.

The following table represents the change in the carrying value of all noncontrolling interests through December 31, 2024 (in thousands):

	Realty Income, L.P. units [1]		Other Noncontrolling Interests		Total	
Carrying value at December 31, 2022	$	115,801	$	14,339	$	130,140
Contributions		—		40,097		40,097
Distributions		(5,663)		(3,677)		(9,340)
Allocation of net income		3,934		671		4,605
Carrying value at December 31, 2023	$	114,072	$	51,430	$	165,502
Contributions		—		2,022		2,022
Distributions		(6,810)		(3,588)		(10,398)
Allocation of net income		5,898		671		6,569
Issuance of common partnership units		54,643		(7,390)		47,253
Carrying value at December 31, 2024	$	167,803	$	43,145	$	210,948

[1] 2,681,808 units were outstanding as of December 31, 2024 and 1,795,167 units were outstanding as of December 31, 2023 and 2022.

In July 2024, a joint venture partner converted their interests in two consolidated property partnerships into 156,621 common partnership units in Realty Income, LP and we recorded the excess over carrying value of $0.8 million as a reduction to common stock and paid in capital.

In September 2024, we completed the acquisition of 42 properties by paying cash and by issuing 730,020 common partnership units in Realty Income, LP.

At December 31, 2024, we are considered the primary beneficiary of Realty Income, L.P. and other VIEs. For further information, see note *1, Summary of Significant Accounting Policies.*

12. Fair Value Measurements

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

ASC 820, *Fair Value Measurements and Disclosures*, sets forth a fair value hierarchy that categorizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. Categorization within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

- Level 1 – Quoted market prices in active markets for identical assets and liabilities

- Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other market-corroborated inputs

- Level 3 – Inputs that are unobservable and significant to the overall fair value measurement

We evaluate our hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from period to period. Changes in the type of inputs may result in a reclassification for certain assets. We have not historically had changes in classifications and do not expect that changes in classifications between levels will be frequent.

The following tables present the carrying values and estimated fair values of financial instruments as of December 31, 2024 and 2023 (in millions):

| | | December 31, 2024 | | |
| | | Hierarchy Level | | |
	Carrying Value	Level 1	Level 2	Level 3
Assets:				
Loans receivable	$ 828.5	$ —	$ 791.4	$ 43.7
Derivative assets	47.2	—	47.2	—
Total assets	$ 875.7	$ —	$ 838.6	$ 43.7
Liabilities:				
Mortgages payable	$ 81.3	$ —	$ —	$ 80.0
Notes and bonds payable	22,938.7	—	20,665.5	928.0
Derivative liabilities	81.5	—	81.5	—
Total liabilities	$ 23,101.5	$ —	$ 20,747.0	$ 1,008.0

| | | December 31, 2023 | | |
| | | Hierarchy Level | | |
	Carrying Value	Level 1	Level 2	Level 3
Assets:				
Loans receivable	$ 205.3	$ —	$ 171.8	$ 33.5
Derivative assets	21.2	—	21.2	—
Total assets	$ 226.5	$ —	$ 193.0	$ 33.5
Liabilities:				
Mortgages payable	$ 822.4	$ —	$ —	$ 814.5
Notes and bonds payable	18,562.1	—	16,620.8	982.9
Derivative liabilities	119.6	—	119.6	—
Total liabilities	$ 19,504.1	$ —	$ 16,740.4	$ 1,797.4

A.   Financial Instruments Not Measured at Fair Value on our Consolidated Balance Sheets
The fair value of short-term financial instruments such as cash and cash equivalents, accounts receivable, escrow deposits, accounts payable, distributions payable, term loans, line of credit payable and commercial paper borrowings, and other liabilities approximate their carrying value in the accompanying consolidated balance sheets, due to their short-term nature. The aggregate fair value of our term loans approximates carrying value due to the frequent repricing of the variable interest rate charged on the borrowing.

The following table reflects the carrying amounts and estimated fair values of our financial instruments not measured at fair value on our consolidated balance sheets (in millions):

| | December 31, 2024 | | December 31, 2023 | |
	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	$ 828.5	$ 835.1	$ 205.3	$ 205.3
Mortgages payable [1]	$ 81.3	$ 80.0	$ 822.4	$ 814.5
Notes and bonds payable [1]	$ 22,938.7	$ 21,593.5	$ 18,562.1	$ 17,603.7

[1] Excludes non-cash net premiums and discounts as well as deferred financing costs recorded on mortgages payable. Excludes non-cash net premiums and discounts, deferred financing costs, and the cumulative basis adjustment on fair value hedges recorded on notes payable.

The estimated fair values of our mortgage loan receivable, unsecured loan receivable, mortgages payable, and private senior notes payable have been calculated by discounting the future cash flows using an interest rate based upon the relevant input, such as forward interest rate curve, plus an applicable credit-adjusted spread. Because this methodology includes unobservable inputs that reflect our own internal assumptions and calculations, the measurement of estimated fair values related to the named financial instruments are categorized as level 3 of the fair value hierarchy.

The estimated fair values of our senior secured loans receivable, publicly-traded senior notes and bonds payable are based upon indicative market prices and recent trading activity of each financial instrument. Because this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values related to these financial instruments is categorized as level 2 of the fair value hierarchy.

B. Financial Instruments Measured at Fair Value on a Recurring Basis

For derivative assets and liabilities, we may utilize interest rate swaps, interest rate swaptions, and forward-starting swaps to manage interest rate risk, and cross-currency swaps, currency exchange swaps, and foreign currency forwards to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates, as well as option volatility.

Derivative fair values also include credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we have determined that the majority of the inputs used to value our derivatives fall within level 2 on the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize level three inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by ourselves and our counterparties. However, at December 31, 2024 and 2023, we assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we determined that our derivative valuations in their entirety are classified as level 2. For more details on our derivatives, see note *13, Derivative Instruments.*

C. Items Measured at Fair Value on a Non-Recurring Basis
Impairment of Real Estate Investments
Certain financial and nonfinancial assets and liabilities are measured at fair value on a non-recurring basis and are subject to fair value adjustments only under certain circumstances, such as when an impairment write-down occurs.

Depending on impairment triggering events during the applicable period, impairments are typically recorded for properties sold, in the process of being sold, vacant, in bankruptcy, or experiencing difficulties with collection of rent.

The following table summarizes our provisions for impairment on real estate investments during the periods indicated below (dollars in millions):

	Years ended December 31,		
	2024	**2023**	**2022**
Carrying value prior to impairment	$ 770.7	$ 194.5	$ 140.9
Less: total provisions for impairment of real estate [1]	(319.0)	(82.2)	(25.9)
Carrying value after impairment	$ 451.7	$ 112.3	$ 115.0
Number of properties:			
Classified as held for sale	17	2	—
Classified as held for investment	88	16	5
Sold	132	94	89

[1] Real estate assets that were deemed to be impaired for the year ended December 31, 2024 primarily relate to two office properties which were acquired and retained in our merger with VEREIT in 2021, properties leased to clients in bankruptcies or financial distress, as well as properties that are more likely than not to be sold in the next twelve months.

The valuation of impaired assets is determined using valuation techniques including applying a capitalization rate to estimated net operating income of a property, analysis of recent comparable sales transactions and purchase offers received from third parties, which are level 3 inputs. We may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of such real estate. Estimating future cash flows is highly subjective and estimates can differ materially from actual results.

13. Derivative Instruments

In the normal course of business, our operations are exposed to economic risks from interest rates and foreign currency exchange rates. We may enter into derivative financial instruments to offset these underlying economic risks.

Derivatives Designated as Hedging Instruments - Cash Flow Hedges

We enter into foreign currency forward contracts to sell GBP and EUR and buy USD to hedge the foreign currency risk associated with interest payments on intercompany loans denominated in GBP and EUR. Forward points on the forward contracts are included in the assessment of hedge effectiveness. We also execute variable-to-fixed interest rate swaps and use interest rate swaption agreements to add stability to interest expense and to manage our exposure to interest rate movements associated with our term loans or forecasted transactions. When it is probable that the forecasted transaction will not occur by the end of the specific time period or within an additional two-month period thereafter, the net derivative instrument gain or loss and any gains and losses that were reported in AOCI pursuant to the hedge of a forecasted transaction are recognized immediately in earnings through the caption entitled 'Interest' in our consolidated statements of income and comprehensive income.

Derivatives Designated as Hedging Instruments - Fair Value Hedges

Periodically, we enter into and designate fixed-to-floating interest rate swaps to manage interest rate risk by managing our mix of fixed-rate and variable-rate debt. These swaps involve the receipt of fixed-rate amounts for variable interest rate payments over the life of the swaps without exchange of the underlying principal amount. We also designate some of our cross-currency swaps as fair value hedges as we use them to hedge foreign currency risk associated with changes in spot rates on foreign-denominated debt. For these hedging instruments, we have elected to exclude the change in fair value of the cross-currency swaps related to both time value and cross-currency basis spread from the assessment of hedge effectiveness (the "excluded component"). Changes in the fair value of the cross-currency swaps attributable to these excluded components are recorded to other comprehensive income and subsequently recognized in 'Foreign currency and derivative gain (loss), net' on a systematic and rational basis, as net cash settlements and interest accruals on the respective cross currency swaps occur, over the remaining life of the hedging instruments.

Derivatives Designated as Hedging Instruments - Net Investment Hedges

To mitigate the foreign currency exchange rate variations associated with our investment in EUR-denominated foreign operations, we may enter into derivative instruments, such as cross-currency swaps that qualify as net investment hedges under the criteria prescribed in accordance with ASC 815-20, *Hedging - General*. We use the spot method of assessing hedge effectiveness and apply the consistent election to the excluded component by recognizing changes in the fair value of the hedging instruments attributable to the excluded component in the same manner as described above. Any difference between the change in the fair value of the excluded components and the amounts recognized in earnings is reported in other comprehensive income as part of the foreign cumulative translation adjustment. The gain or loss on the portion of the derivative instruments included in the assessment of effectiveness is reported in other comprehensive income as part of the 'Foreign currency translation adjustment' line item, to the extent the relationship is highly effective. If our net investment changes during a reporting period, the hedge relationship will be assessed for whether a de-designation is warranted (only if the hedge notional amount is outside of prescribed tolerance). Further, certain EUR-denominated bonds and borrowings under our Revolving Credit Facility and Term Loans (all as defined in notes 7 and 8, respectively) may be also designated as, and are effective as, net investment hedges. Changes in the value of such borrowings, related to changes in the spot rates, will be recorded in the same manner as foreign currency translation adjustments. As of December 31, 2024, the total principal amount of foreign currency debt obligations designated as net investment hedges was $59.9 million.

Derivatives Not Designated as Hedging Instruments

We enter into foreign currency exchange swap agreements to reduce the effects of currency exchange rate fluctuations between the USD, our reporting currency, and GBP and EUR. These derivative contracts generally mature within one year and are not designated as hedge instruments for accounting purposes. As the currency exchange swap is not accounted for as a hedging instrument, the change in fair value is recorded in earnings through the caption entitled 'Foreign currency and derivative gain (loss), net' in our consolidated statements of income and comprehensive income.

The following table summarizes the terms and fair values of our derivative financial instruments at December 31, 2024 and December 31, 2023 (dollars in millions):

Derivative Type	Number of Instruments [1]	Notional Amount as of		Weighted Average Strike Rate [2]	Maturity Date [3]	Fair Value - asset (liability) as of	
Derivatives Designated as Hedging Instruments		December 31, 2024	December 31, 2023			December 31, 2024	December 31, 2023
Interest rate swaps [4]	10	$ 2,180.0	$ 1,630.0	3.40%	Jun 2025 - Aug 2027	$ 24.3	$ 0.3
Interest rate swaptions [5]	—	—	1,000.0	—	—	—	2.6
Cross-currency swaps - Fair Value	3	320.0	320.0	(6)	Oct 2032	(42.2)	(59.8)
Cross-currency swaps - Net Investment	3	280.0	280.0	(7)	Oct 2032	(37.6)	(53.2)
Foreign currency forwards	26	349.5	162.3	(8)	Jan 2025 - Jun 2026	9.3	2.7
		$ 3,129.5	$ 3,392.3			$ (46.2)	$ (107.4)
Derivatives not Designated as Hedging Instruments							
Currency exchange swaps	4	$ 1,725.3	$ 1,810.6	(9)	Jan 2025	$ 11.8	$ 8.9
		$ 1,725.3	$ 1,810.6			$ 11.8	$ 8.9
Total of all Derivatives		$ 4,854.8	$ 5,202.9			$ (34.4)	$ (98.5)

[1] This column represents the number of instruments outstanding as of December 31, 2024.

[2] Weighted average strike rate is calculated using the notional value as of December 31, 2024.

[3] This column represents maturity dates for instruments outstanding as of December 31, 2024.

[4] During the year ended December 31, 2024, we entered into five variable-to-fixed interest rate swaps when we extended the maturity of the 2023 term loans and designated them as cash flow hedges. We also designated five other variable-to-fixed interest rate swaps we acquired from Spirit as cash flow hedges to mitigate the interest rate risk associated with the term loans we assumed in conjunction with the Merger. The acquisition date fair value of these acquired derivatives was $35.1 million in total and will be reclassified from AOCI to interest expense over the remaining life of the term loans.

[5] There were six interest swaptions equal to $1.0 billion in notional entered into in March 2023, of which $800.0 million was terminated in January 2024 in connection with a senior unsecured note issuance. A total termination premium of $3.4 million we received was deferred in other comprehensive income and will be recognized in interest expense over the 10-year tenor of the notes due 2034. We discontinued cash flow hedge accounting for the remaining swaption of the $200.0 million notional in December 2024 because the forecasted transaction did not occur.

[6] USD fixed rate of 5.625% and EUR weighted average fixed rate of 4.681%.

[7] USD fixed rate of 5.625% and EUR weighted average fixed rate of 4.716%.

[8] Weighted average forward GBP-USD exchange rate of 1.29.

[9] Weighted average exchange rates of 0.83 for EUR-GBP and 1.27 for GBP-USD.

We measure our derivatives at fair value and include the balances within 'Other assets, net' and 'Accounts payable and accrued expenses' on our consolidated balance sheets.

We have agreements with each of our derivative counterparties containing provisions under which we could be declared in default on our derivative obligations if repayment of our indebtedness is accelerated by the lender due to our default.

The following table summarizes the amount of unrealized gain (loss) on derivatives and foreign currency translation adjustments in other comprehensive income (in thousands):

	Years ended December 31,		
Derivatives in Cash Flow Hedging Relationships	**2024**	**2023**	**2022**
Cross-currency swaps	$ —	$ —	$ (5,091)
Interest rate swaps	(5,575)	(11,171)	98,310
Foreign currency forwards	6,546	(13,349)	8,540
Interest rate swaptions	1,471	1,858	—
Total derivatives in cash flow hedging relationships	$ 2,442	$ (22,663)	$ 101,759
Derivatives in Fair Value Hedging Relationships			
Cross-currency swaps - Fair Value	$ (5,224)	$ (14,602)	$ (4,705)
Total derivatives in fair value hedging relationships	$ (5,224)	$ (14,602)	$ (4,705)
Total unrealized (loss) gain on derivatives, net	$ (2,782)	$ (37,265)	$ 97,054
Derivatives and Non-derivatives in Net Investment Hedging Relationships			
Cross-currency swaps - Net Investment	$ 13,569	$ (4,272)	$ —
Foreign currency debt	2,315	—	—
Total unrealized gain (loss) recorded in foreign currency translation adjustment	$ 15,884	$ (4,272)	$ —

The following table summarizes the amount of gain (loss) on derivatives reclassified from AOCI (in thousands):

		Years ended December 31,		
Derivatives in Cash Flow Hedging Relationships	**Location of Gain Recognized in Income**	**2024**	**2023**	**2022**
Cross-currency swaps	Foreign currency and derivative gain (loss), net	$ —	$ —	$ 30,814
Interest rate swaps	Interest	31,385	15,794	(4,487)
Foreign currency forwards	Foreign currency and derivative gain (loss), net	3,831	4,251	2,139
Interest rate swaptions	Interest	(13)	(6,859)	—
Total derivatives in cash flow hedging relationships		$ 35,203	$ 13,186	$ 28,466
Derivatives in Fair Value Hedging Relationships				
Cross-currency swaps - Fair Value	Foreign currency and derivative gain (loss), net	$ 1,806	$ 1,415	$ (29,708)
Total derivatives in fair value hedging relationships		$ 1,806	$ 1,415	$ (29,708)
Derivatives in Net Investment Hedging Relationships				
Cross-currency swaps - Net Investment (excluded component)	Foreign currency and derivative gain (loss), net	$ 3,444	$ 62	$ —
Total derivatives in net investment hedging relationships		$ 3,444	$ 62	$ —
Net increase (decrease) to net income		$ 40,453	$ 14,663	$ (1,242)

We expect to reclassify $10.0 million from AOCI as a decrease to interest expense relating to interest rate swaps and $9.2 million from AOCI to foreign currency gain relating to foreign currency forwards within the next twelve months.

The following table details our foreign currency and derivative gains (losses), net included in income (in thousands):

	Years ended December 31,		
	2024	**2023**	**2022**
Realized foreign currency and derivative (loss) gain, net:			
(Loss) gain on the settlement of undesignated derivatives	$ (33,053)	$ 18,051	$ 204,392
Gain on the settlement of designated derivatives reclassified from AOCI	9,082	5,728	3,245
(Loss) gain on the settlement of transactions with third parties	1,498	583	(553)
Total realized foreign currency and derivative (loss) gain, net	$ (22,473)	$ 24,362	$ 207,084
Unrealized foreign currency and derivative gain (loss), net:			
Gain (loss) on the change in fair value of undesignated derivatives	$ 11,893	$ (5,231)	$ 29,316
Gain (loss) on remeasurement of certain assets and liabilities	14,000	(32,545)	(249,711)
Total unrealized foreign currency and derivative gain (loss), net	$ 25,893	$ (37,776)	$ (220,395)
Total foreign currency and derivative gain (loss), net	$ 3,420	$ (13,414)	$ (13,311)

14.   Leases

A.   As Lessor
At December 31, 2024, we owned or held interests in 15,621 properties. Of the 15,621 properties, 15,316, or 98.0%, are single-client properties, and the remaining are multi-client properties. At December 31, 2024, 205 properties were available for lease or sale. The majority of our leases are accounted for as operating leases.

At December 31, 2024, most of the properties in our portfolio were leased under net lease agreements where our client pays or reimburses us for property taxes and assessments and carries insurance coverage for public liability, property damage, fire, and extended coverage.

Rent based on a percentage of our clients' gross sales, or percentage rent, for the years ended December 31, 2024, 2023, and 2022 was $16.0 million, $14.8 million, and $14.9 million respectively.

At December 31, 2024, minimum future annual rental revenue to be received on the operating leases for the next five years and thereafter are as follows (dollars in millions):

	Future Minimum Operating Lease Payments	Future Minimum Direct Financing and Sale-Type Lease Payments [1]
2025	$ 4,845.1	$ 1.4
2026	4,685.1	1.4
2027	4,433.6	1.0
2028	4,082.3	0.7
2029	3,681.2	0.8
Thereafter	27,654.5	24.3
Total	$ 49,381.8	$ 29.6

[1] Related to three properties which are subject to direct financing leases and, therefore, revenue is recognized as rental income on the discounted cash flows of the lease payments. Amounts reflected are the cash rent on these respective properties. Two properties are subject to sales-type leases and, therefore, revenue is recognized as sales-type lease income on the discounted cash flows of the lease payments. Amounts reflected are the cash rent on these respective properties.

B.   As Lessee
We are the lessee under certain ground lease arrangements, building, and corporate office space leases, which are primarily accounted for as operating leases.

At December 31, 2024, minimum future rental payments due from the Company over the next five years and thereafter are as follows (dollars in millions):

	Operating Leases		Finance Leases		Total	
2025	$	39.9	$	4.3	$	44.2
2026		40.0		10.0		50.0
2027		39.3		2.3		41.6
2028		34.0		2.4		36.4
2029		31.4		3.6		35.0
Thereafter		567.0		176.3		743.3
Total	$	751.6	$	198.9	$	950.5
Present value adjustment for remaining lease payments [1]		(298.6)		(121.7)		
Total lease liability	$	453.0	$	77.2		

[1] The discount rates are specific for individual leases primarily based on the lease term. The range of discount rates used to calculate the present value of the operating lease payments is 1.23% to 6.42% and for finance lease payments is 1.47% to 6.21%. The weighted average discount rate was derived from estimated incremental borrowing rates based on our credit quality, as we did not have any borrowings at the balance sheet date with comparable terms to our lease agreements. At December 31, 2024, the weighted average discount rate for operating leases is 3.96% and the weighted average remaining lease term is 23.74 years. At December 31, 2024, the weighted average discount rate for finance leases is 5.02% and the weighted average remaining lease term is 32.47 years.

15. Stockholders' Equity

A. Common Stock

We pay monthly distributions to our common stockholders. The following is a summary of monthly distributions paid per common share for the periods indicated below:

	Years ended December 31,					
Month	2024		2023		2022	
January	$	0.2565	$	0.2485	$	0.2465
February		0.2565		0.2485		0.2465
March		0.2565		0.2545		0.2465
April		0.2570		0.2550		0.2470
May		0.2570		0.2550		0.2470
June		0.2625		0.2550		0.2470
July		0.2630		0.2555		0.2475
August		0.2630		0.2555		0.2475
September		0.2630		0.2555		0.2475
October		0.2635		0.2560		0.2480
November		0.2635		0.2560		0.2480
December		0.2635		0.2560		0.2480
Total	$	3.1255	$	3.0510	$	2.9670

At December 31, 2024, a distribution of $0.2640 per common share was payable and was paid in January 2025. At December 31, 2023, a distribution of $0.2565 per common share was payable and was paid in January 2024.

The following presents the federal income tax characterization of distributions paid or deemed to be paid per common share for the years:

	2024		2023		2022	
Ordinary income	$	2.1759803	$	2.8434500	$	2.7867654
Nontaxable distributions		0.9495197		0.2075500		—
Total capital gain distribution		—		—		0.1802346
Total	$	3.1255000	$	3.0510000	$	2.9670000

B.   At-the-Market ("ATM") Program

Under our current ATM program, which we entered into in August 2023, we may offer and sell up to 120.0 million shares of common stock (1) by us to, or through, a consortium of banks acting as our sales agents or (2) by a consortium of banks acting as forward sellers on behalf of any forward purchasers contemplated thereunder, in each case by means of ordinary brokers' transactions on the NYSE under the ticker symbol "O" at prevailing market prices or at negotiated prices. Upon settlement, subject to certain exceptions, we may elect, in our sole discretion, to cash settle or net share settle all or any portion of our obligations under any forward sale agreement, in which cases we may not receive any proceeds (in the case of cash settlement) or will not receive any proceeds (in the case of net share settlement), and we may owe cash (in the case of cash settlement) or shares of our common stock (in the case of net share settlement) to the relevant forward purchaser. As of December 31, 2024, we had 55.5 million shares remaining for future issuance under our ATM program. We anticipate maintaining the availability of our ATM program in the future, including the replenishment of authorized shares issuable thereunder.

The following table outlines common stock issuances pursuant to our ATM programs (dollars in millions, shares in thousands):

		Years ended December 31,				
		2024		**2023**		**2022**
Shares of common stock issued under the ATM program [1]		30,169		91,699		68,608
Gross proceeds	$	1,760.1	$	5,483.2	$	4,599.4
Sales agents' commissions and other offering expenses		(17.3)		(43.7)		(43.4)
Net proceeds	$	1,742.8	$	5,439.5	$	4,556.0

[1] During the year ended December 31, 2024, 25.8 million shares were sold and 30.2 million shares were settled pursuant to forward sale confirmations. In addition, as of December 31, 2024, 1.8 million shares of common stock subject to forward sale confirmations have been executed, but not settled, at a weighted average initial gross price of $53.32 per share. We currently expect to fully settle forward sale agreements outstanding by June 30, 2025, representing $91.8 million in net proceeds, for which the weighted average forward price at December 31, 2024 was $51.80 per share.

C.   Dividend Reinvestment and Stock Purchase Plan ("DRSPP")

Our DRSPP provides our common stockholders with a convenient and economical method of purchasing our common stock and reinvesting their distributions. It also allows our current stockholders to buy additional shares of common stock by reinvesting all or a portion of their distributions. Our DRSPP authorizes up to 26.0 million common shares to be issued. At December 31, 2024, we had 10.8 million shares remaining for future issuance under our DRSPP program.

The following table outlines common stock issuances pursuant to our DRSPP program (dollars in millions, shares in thousands):

		Years ended December 31,				
		2024		**2023**		**2022**
Shares of common stock issued under the DRSPP program		212		198		176
Gross proceeds	$	11.8	$	11.5	$	11.7

16.   Series A Preferred Stock

As part of the Merger Agreement with Spirit, each outstanding share of Spirit Series A Preferred Stock, par value $0.01 per share, converted into the right to receive one share of newly issued Realty Income Series A Preferred Stock, having substantially the same terms as the Spirit Series A Preferred Stock, resulting in 6.9 million shares of Realty Income Series A Preferred Stock issued.

In September 2024, we redeemed all 6.9 million shares of Realty Income Series A Preferred Stock outstanding. The shares were redeemed at redemption value of $25.00 per share, plus accrued and unpaid dividends to September 30, 2024. The excess of the $25.00 liquidation price per share over the carrying value of Realty Income Series A Preferred Stock redeemed resulted in a loss on redemption of $5.1 million for the year ended December 31, 2024.

17. Common Stock Incentive Plan

In March 2021, our Board of Directors adopted, and in May 2021, stockholders approved, the Realty Income 2021 Incentive Award Plan (the "2021 Plan") which replaced the Realty Income 2012 Incentive Award Plan (the "2012 Plan"). The 2021 Plan provides for the award to our directors, employees, and consultants of up to 8.9 million shares.

In connection with our merger with VEREIT in 2021, shares which remained available for issuance under the VEREIT, Inc. 2021 Equity Incentive Plan immediately prior to the closing of the merger (as adjusted by the Exchange Ratio) may be used for awards under the 2021 Plan and will not reduce the shares authorized for grant under the 2021 Plan, to the extent that awards using such shares (i) are permitted without stockholder approval under applicable stock exchange rules, (ii) are made only to VEREIT service providers or individuals who become Realty Income service providers following the date of the consummation of the merger, and (iii) are only granted under the 2021 Plan during the period commencing on the date of the consummation of the merger and ending on June 2, 2031. As a result, 6.2 million additional shares were available for issuance under the 2021 Plan.

The amount of share-based compensation costs recognized in 'General and administrative' in our consolidated statements of income and comprehensive income was $32.7 million, $26.2 million, and $21.6 million during the years ended December 31, 2024, 2023, and 2022, respectively.

In connection with the Merger, each outstanding Spirit restricted stock award and performance share award was cancelled and converted into Realty Income common stock, using the Exchange Ratio in accordance with the Merger Agreement. The issuance is excluded from the sections below, as the awards were not granted under the 2021 Plan. The aggregate fair value of fully vested Spirit awards converted into Realty Income common stock was $66.5 million, of which i.) $41.7 million related to pre-combination services and is included in the consideration transferred in the Merger and ii.) $24.8 million of expense was recognized at the date of acquisition in merger, transaction, and other costs, net related to the value attributable to post-combination services. For more details, please see note *2, Merger with Spirit Realty Capital, Inc.*

A. Restricted Stock
The following table summarizes our common stock grant activity:

	2024		2023		2022	
	Number of shares	Weighted average price [1]	Number of shares	Weighted average price [1]	Number of shares	Weighted average price [1]
Outstanding nonvested shares, beginning of year	347,051	$ 67.89	242,660	$ 67.12	212,630	$ 65.20
Shares granted	346,321	$ 52.66	222,511	$ 65.40	156,274	$ 67.37
Shares vested	(151,977)	$ 56.45	(110,634)	$ 61.28	(118,160)	$ 63.95
Shares forfeited	(27,096)	$ 58.08	(7,486)	$ 66.91	(8,084)	$ 67.78
Outstanding nonvested shares, end of each period	514,299	$ 61.54	347,051	$ 67.89	242,660	$ 67.12

[1] Grant date fair value.

For each of the years ended December 31, 2024, 2023, and 2022, we granted 40,000 shares of restricted stock to the independent members of our Board of Directors in connection with our annual awards in May of each year. The vesting period of these shares is up to three years, based on each director's years of service, and is subject to the director's continued service through each applicable vesting date. In addition, in February 2024, we granted 4,000 shares of restricted stock to a new member of our Board of Directors, which vest in equal parts over a three-year period. In connection with shares granted in each respective year, 16,000, 20,000, and 20,000 shares vested immediately and 28,000, 20,000, and 20,000 shares vest in equal parts over a three-year service period.

As of December 31, 2024, the remaining unamortized share-based compensation expense related to restricted stock totaled $19.7 million, which is being amortized on a straight-line basis over the service period of each applicable award. The expense amortization period for restricted stock is the lesser of the four-year service period or the period over which the awardee reaches the qualifying retirement age. For employees who have already met the qualifying retirement age, restricted stock is fully expensed at the grant date. The amount of share-based compensation is based on the fair value of the stock at the grant date. We define the grant date as the date the recipient and Realty Income have a mutual understanding of the key terms and conditions of the award, and the recipient of the grant begins to benefit from, or be adversely affected by, subsequent changes in the price of the shares.

B.   Restricted Stock Units

During 2024, 2023, and 2022, we also granted restricted stock units that vest over service periods of four-years and have the same economic rights as shares of restricted stock:

	2024		2023		2022	
	Number of restricted stock units	Weighted average price [1]	Number of restricted stock units	Weighted average price [1]	Number of restricted stock units	Weighted average price [1]
Outstanding nonvested shares, beginning of year	42,612	$ 65.62	58,513	$ 67.91	67,367	$ 69.69
Shares granted	30,538	$ 52.72	15,065	$ 66.41	24,820	$ 66.82
Shares vested	(22,640)	$ 58.31	(29,492)	$ 70.30	(26,917)	$ 70.55
Shares forfeited	(11,979)	$ 56.76	(1,474)	$ 71.02	(6,757)	$ 71.14
Outstanding nonvested shares, end of each period	38,531	$ 62.45	42,612	$ 65.62	58,513	$ 67.91

[1] Grant date fair value.

As of December 31, 2024, the remaining share-based compensation expense related to the restricted stock units totaled $1.4 million and is being recognized on a straight-line basis over the service period. The amount of share-based compensation for the restricted stock units is based on the fair value of our common stock at the grant date. The expense amortization period for restricted stock units is the lesser of the four-year service period or the period over which the awardee reaches the qualifying retirement age. For employees who have already met the qualifying retirement age, restricted stock units are fully expensed at the grant date.

C.   Performance Shares

During 2024, 2023, and 2022, we granted annual performance share awards, as well as dividend equivalent rights, to our executive officers. The number of performance shares that vest for each of the three years is based on the achievement of the following performance goals:

	Weighting for year granted		
Annual Performance Awards Metrics	**2024**	**2023**	**2022**
Total shareholder return ("TSR") ranking relative to MSCI US REIT Index	50 %	55 %	55 %
Dividend per share growth rate	25 %	20 %	20 %
Net Debt-to-Pro Forma Adjusted EBITDA*re* Ratio	25 %	25 %	25 %

The annual performance shares vest 50% as of the date of which the plan administrator determines the achievement of the applicable goals during the applicable three-year performance period and the remaining 50% on January 1 of the following year, subject to continued service.

The fair value of the performance shares was estimated on the date of grant using a Monte Carlo Simulation model.

The following table summarizes our performance share grant activity:

	2024		2023		2022	
	Number of performance shares	Weighted average price [1]	Number of performance shares	Weighted average price [1]	Number of performance shares	Weighted average price [1]
Outstanding nonvested shares, beginning of year	561,769	$ 72.64	470,880	$ 73.37	388,139	$ 68.09
Shares granted	309,363	$ 55.25	215,040	$ 73.32	174,940	$ 77.73
Shares vested	(186,193)	$ 57.16	(124,151)	$ 76.59	(74,247)	$ 59.62
Shares forfeited	—	$ —	—	$ —	(17,952)	$ 58.59
Outstanding nonvested shares, end of each period	684,939	$ 68.99	561,769	$ 72.64	470,880	$ 73.37

[1] Grant date fair value.

As of December 31, 2024, the remaining share-based compensation expense related to the performance shares totaled $19.6 million and is being recognized on a tranche-by-tranche basis over the service period.

18.   Net Income per Common Share

The following is a reconciliation of the denominator of the basic net income per common share computation to the denominator of the diluted net income per common share computation (shares in thousands):

	Years ended December 31,		
	2024	**2023**	**2022**
Weighted average shares used for the basic net income per share computation	862,959	692,298	611,766
Incremental shares from share-based compensation	411	349	395
Dilutive effect of forward ATM offerings	422	377	20
Weighted average shares used for diluted net income per share computation	863,792	693,024	612,181
Unvested shares from share-based compensation that were anti-dilutive	179	117	32
Weighted average partnership common units convertible to common shares that were anti-dilutive	2,050	1,795	1,292
Weighted average forward ATM offerings that were anti-dilutive	519	759	644

19.   Supplemental Disclosures of Cash Flow Information

The following table summarizes our supplemental cash flow information during the periods indicated below (in thousands):

	Years ended December 31,					
	2024		**2023**		**2022**	
Supplemental disclosures:						
Cash paid for interest	$	970,009	$	692,004	$	501,716
Cash paid for income taxes	$	32,278	$	12,283	$	45,031
Non-cash activities:						
Net increase (decrease) in fair value of derivatives	$	64,092	$	(116,145)	$	58,753
Term loans assumed at fair value	$	1,300,000	$	—	$	—
Notes payable assumed at fair value	$	2,481,486	$	—	$	—
Increase in noncontrolling interests from property acquisitions	$	—	$	39,156	$	—
Mortgages assumed at fair value	$	—	$	—	$	45,079
Issuance/conversion of common partnership units of Realty Income, L.P. [1]	$	47,253	$	—	$	51,221

[1] See note *11, Noncontrolling Interests* for further details.

The following table provides a reconciliation of 'Cash and cash equivalents' reported on our consolidated balance sheets to the total of the cash, cash equivalents, and restricted cash reported within our consolidated statements of cash flows (in thousands):

	December 31, 2024		**December 31, 2023**	
Cash and cash equivalents shown in the consolidated balance sheets	$	444,962	$	232,923
Restricted escrow deposits [1]		36,326		6,247
Impounds related to mortgages payable [1]		14,218		53,005
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$	495,506	$	292,175

[1] Included within 'Other assets, net' on our consolidated balance sheets (see note *3, Supplemental Detail for Certain Components of Consolidated Balance Sheets*). These amounts consist of cash that we are legally entitled to, but that is not immediately available to us. As a result, these amounts were considered restricted as of the dates presented.

20. Segment and Geographic Information

A. Segment Information

Our business is characterized as owning and leasing commercial properties under long-term, net lease agreements (whereby clients are responsible for property taxes, insurance and maintenance costs), and these economic characteristics are similar across various property types, geographic locations, and industries in which our clients operate. The Company's chief operating decision maker ("CODM") is its President, Chief Executive Officer. Information reviewed by our CODM in evaluating performance and allocating resources is primarily operating results and cash flow analysis on a consolidated basis. Therefore, we operate and manage the business in one operating and reportable segment.

The CODM assesses performance and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. Our significant segment expenses include consolidated expense categories presented in our consolidated statements of income and comprehensive income, as well as additional significant segment expense categories reported within 'Property (including reimbursable)' and 'General and administrative' expense captions, as follows (in millions):

	Years ended December 31,		
	2024	**2023**	**2022**
Property (excluding reimbursable)	$ 74.6	$ 42.8	$ 41.6
Cash G&A expenses [1]	$ 144.2	$ 118.3	$ 116.9

[1] Represents 'General and administrative' expenses as presented in our consolidated statements of income and comprehensive income, less share-based compensation costs.

Other segment items included in consolidated net income consist of 'Gain on sales of real estate' and 'Other income, net', as presented in our consolidated statements of income and comprehensive income.

B. Geographic Information

The following table disaggregates domestic and international revenue by major asset types and geographic regions (in millions):

	Years ended December 31,			
	2024			
	U.S.	U.K.	Other [1]	Total
Retail	$ 3,368.5	$ 508.2	$ 133.2	$ 4,009.9
Industrial	747.0	48.1	—	795.1
Other [2]	237.9	0.8	—	238.7
Rental (including reimbursable)	$ 4,353.4	$ 557.1	$ 133.2	$ 5,043.7
Other revenue				227.4
Total revenue				$ 5,271.1
	2023			
	U.S.	U.K.	Other [1]	Total
Retail	$ 2,754.2	$ 374.0	$ 65.4	$ 3,193.6
Industrial	515.4	43.7	—	559.1
Other [2]	205.5	—	—	205.5
Rental (including reimbursable)	$ 3,475.1	$ 417.7	$ 65.4	$ 3,958.2
Other revenue				120.8
Total revenue				$ 4,079.0

	2022			
	U.S.	U.K.	Other [1]	Total
Retail	$ 2,455.9	$ 243.3	$ 30.9	$ 2,730.1
Industrial	465.2	30.2	—	495.4
Other [2]	74.2	—	—	74.2
Rental (including reimbursable)	$ 2,995.3	$ 273.5	$ 30.9	$ 3,299.7
Other revenue				44.0
Total revenue				$ 3,343.7

[1] Other includes rental revenue generated from all other European countries we operate in.
[2] Other includes all other property types in our portfolio.

No individual client's revenue represented more than 10% of our total revenue for each of the years ended December 31, 2024, 2023, and 2022.

Long-lived assets include items such as property, plant, equipment and right-of-use assets subject to operating and finance leases. The following table disaggregates domestic and international total long-lived assets (in millions):

	As of December 31,							
	2024				2023			
	U.S.	U.K.	Other [1]	Total	U.S.	U.K.	Other [1]	Total
Long-lived assets	$ 43,186.5	$ 7,485.6	$ 1,617.7	$ 52,289.8	$ 36,577.1	$ 6,787.1	$ 1,496.1	$ 44,860.3
Remaining assets				16,545.2				12,919.1
Total assets				$ 68,835.0				$ 57,779.4

[1] Other includes long-lived assets in all other European countries we operate in.

21. Commitments and Contingencies

In the ordinary course of business, we are party to various legal actions which we believe are routine in nature and incidental to the operation of our business. We believe that the outcome of the proceedings will not have a material adverse effect upon our consolidated financial position or results of operations.

At December 31, 2024, we had commitments of $93.5 million, which primarily relate to tenant improvements, recurring capital expenditures, and non-recurring building improvements. In addition, as of December 31, 2024, we had committed $683.3 million under construction contracts related to development projects, which have estimated rental revenue commencement dates between February 2025 and March 2026.

22. Subsequent Events

A.   Dividends
In January 2025, we declared a dividend of $0.2640 per share to our common stockholders, which was paid in February 2025. In addition, in February 2025, we declared a dividend of $0.2680, which will be paid in March 2025.

B.   Share Repurchase Program
In February 2025, our Board of Directors authorized a share repurchase program for up to $2.0 billion in shares of our common stock, which will expire in January 2028. Repurchases under the repurchase program may be made at management's discretion from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, Rule 10b5-1 plans or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The share repurchase program does not obligate us to acquire any particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion.

Item 9:   <u>Changes in and Disagreements With Accountants on Accounting and Financial Disclosure</u>

None.

Item 9A: <u>Controls and Procedures</u>

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024 our disclosure controls and procedures were effective and were operating at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer, Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management has used the framework set forth in the report entitled "Internal Control-Integrated Framework (2013)" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year. KPMG LLP has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Submitted on February 25, 2025 by,

Sumit Roy, President, Chief Executive Officer
Jonathan Pong, Executive Vice President, Chief Financial Officer, and Treasurer

Changes in Internal Controls

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Item 9B: Other Information

Director and Officer Trading Arrangements and Policies

During the three months ended December 31, 2024, none of our officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None

PART III

Item 10: Directors, Executive Officers and Corporate Governance

Realty Income Corporation has adopted insider trading policies and procedures applicable to our directors, officers, and employees, that we believe are reasonably designed to promote compliance with insider trading laws, and regulations, and the listing standards of the New York Stock Exchange. A copy of our policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

The information required by this item is set forth under the captions "Board of Directors" and "Executive Officers of the Company" and "Delinquent Section 16(a) Reports" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

Item 11: Executive Compensation

The information required by this item is set forth under the caption "Executive Compensation" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item is set forth under the caption "Related Party Transactions" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

Item 14: Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, San Diego, CA, Auditor Firm ID: 185.

The information required by this item is set forth under the caption "Independent Registered Public Accounting Firm Fees and Services" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

PART IV

Item 15: <u>**Exhibits and Financial Statement Schedules**</u>

A.   The following documents are filed as part of this report.

    1.   Financial Statements (see Item 8)

        a.   Reports of Independent Registered Public Accounting Firm

        b.   Consolidated Balance Sheets,
            December 31, 2024 and December 31, 2023

        c.   Consolidated Statements of Income and Comprehensive Income,
            Years ended December 31, 2024, 2023, and 2022

        d.   Consolidated Statements of Equity,
            Years ended December 31, 2024, 2023, and 2022

        e.   Consolidated Statements of Cash Flows,
            Years ended December 31, 2024, 2023, and 2022

        f.   Notes to Consolidated Financial Statements

    2.   Financial Statement Schedules. Reference is made to page F-1 of this report (electronically filed with the Securities and Exchange Commission).

        a.   Schedule III Real Estate and Accumulated Depreciation

        Schedules not Filed: All schedules, other than those indicated in the Table of Contents, have been omitted as the required information is either not material, inapplicable or the information is presented in the financial statements or related notes.

    3.   Exhibits

Exhibit No.	Description

Bylaws

3.1	Amended and Restated Bylaws of the Company dated November 3, 2023 (filed as exhibit 3.1 to the Company's Form 10-Q, filed on November 7, 2023 (File No. 001-13374) and incorporated herein by reference).
3.2	Articles of Incorporation of the Company, as amended by amendment No. 1 dated May 10, 2005 and amendment No. 2 dated May 10, 2005 (filed as exhibit 3.1 to the Company's Form 10-Q for the quarter ended June 30, 2005, filed on August 3, 2005 (File No. 033-69410) and incorporated herein by reference).
3.3	Articles of Amendment dated July 29, 2011 (filed as exhibit 3.1 to the Company's Form 8-K, filed on August 2, 2011 (File No. 001-13374) and incorporated herein by reference).
3.4	Articles of Amendment dated June 21, 2012 (filed as exhibit 3.1 to the Company's Form 8-K, filed on June 21, 2012 (File No. 001-13374) and incorporated herein by reference).
3.5	Articles of Amendment dated May 14, 2019 (filed as exhibit 3.1 to the Company's Form 8-K, filed on May 16, 2019 (File No. 001-13374) and incorporated herein by reference).
3.6	Amended and Restated Bylaws of the Company dated February 19, 2020 (filed as exhibit 3.1 to the Company's Form 8-K, filed on February 20, 2020 (File No. 001-13374) and incorporated herein by reference).
3.7	Articles of Amendment dated May 17, 2022 (filed as exhibit 3.1 to the Company's Form 8-K, filed on May 19, 2022 (File No. 001-13374) and incorporated herein by reference).
3.8	Articles Supplementary dated June 30, 1998 establishing the terms of the Company's Class A Junior Participating Preferred Stock (filed as exhibit A to exhibit 1 to the Company's Form 8-A12B, filed on June 26, 1998 (File No. 001-13374) and incorporated herein by reference).
3.9	Articles Supplementary dated May 24, 1999 establishing the terms of the Company's 93/8% Class B Cumulative Redeemable Preferred Stock (filed as exhibit 4.1 to the Company's Form 8-K, filed on May 25, 1999 (File No. 001-13374) and incorporated herein by reference).
3.10	Articles Supplementary dated July 28, 1999 establishing the terms of the Company's 91/2% Class C Cumulative Redeemable Preferred Stock (filed as exhibit 4.1 to the Company's Form 8-K, filed on July 30, 1999 (File No. 001-13374) and incorporated herein by reference).
3.11	Articles Supplementary dated May 24, 2004 and the Articles Supplementary dated October 18, 2004 establishing the terms of the Company's 7.375% Monthly Income Class D Cumulative Redeemable Preferred Stock (filed as exhibit 3.8 to the Company's Form 8-A12B, filed on May 25, 2004 (File No. 001-13374) and incorporated herein by reference).

3.12   Articles Supplementary dated November 30, 2006 establishing the terms of the Company's 6.75% Monthly Income Class E Cumulative Redeemable Preferred Stock (filed as exhibit 3.5 to the Company's Form 8-A12B, filed on December 5, 2006 (File No. 001-13374) and incorporated herein by reference).

3.13   Articles Supplementary to the Articles of Incorporation of the Company classifying and designating the 6.625% Monthly Income Class F Cumulative Redeemable Preferred Stock, dated February 3, 2012 (the "First Class F Articles Supplementary") (filed as exhibit 3.1 to the Company's Form 8-K, filed on February 3, 2012 (File No. 001-13374) and incorporated herein by reference).

3.14   Certificate of Correction to the First Class F Articles Supplementary, dated April 11, 2012 (filed as exhibit 3.2 to the Company's Form 8-K, filed on April 17, 2012 (File No. 001-13374) and incorporated herein by reference).

3.15   Articles Supplementary to the Articles of Incorporation of the Company classifying and designating additional shares of the 6.625% Monthly Income Class F Cumulative Redeemable Preferred Stock, dated April 17, 2012 (filed as exhibit 3.3 to the Company's Form 8-K, filed on April 17, 2012 (File No. 001-13374) and incorporated herein by reference).

3.16   Articles Supplementary to the Articles of Incorporation of Realty Income Corporation classifying and designating the 6.000% Series A Cumulative Redeemable Preferred Stock (filed as exhibit no. 3.15 to the Company's Form 8-A12B, filed on January 22, 2024 (File No. 001-13374) and incorporated herein by reference).

Instruments defining the rights of security holders, including indentures

4.1   Indenture dated as of October 28, 1998 between the Company and The Bank of New York (filed as exhibit 4.1 to the Company's Form 8-K, filed on October 28, 1998 (File No. 001-13374) and incorporated herein by reference).

4.2   Form of 5.875% Senior Notes due 2035 (filed as exhibit 4.2 to the Company's Form 8-K, filed on March 11, 2005 (File No. 033-69410) and incorporated herein by reference).

4.3   Officer's Certificate pursuant to sections 201, 301 and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York, as Trustee, establishing a series of securities entitled 5.875% Senior Debentures due 2035 (filed as exhibit 4.3 to the Company's Form 8-K, filed on March 11, 2005 (File No. 033-69410) and incorporated herein by reference).

4.4   Form of Common Stock Certificate (filed as exhibit 4.16 to the Company's Form 10-Q for the quarter ended September 30, 2011, filed on October 28, 2011 (File No. 001-13374) and incorporated herein by reference).

4.5   Form of 3.875% Note due 2024 (filed as exhibit 4.2 to the Company's Form 8-K, filed on June 25, 2014 (File No. 001-13374), and incorporated herein by reference).

4.6   Officer's Certificate pursuant to sections 201, 301 and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing a series of securities entitled "3.875% Notes due 2024" (filed as exhibit 4.3 to the Company's Form 8-K, filed on June 25, 2014 (File No. 001-13374), and incorporated herein by reference).

4.7   Form of 4.125% Note due 2026 (filed as exhibit 4.2 to the Company's Form 8-K, filed on September 23, 2014 (File No. 001-13374), and incorporated herein by reference).

4.8   Officer's Certificate pursuant to sections 201, 301 and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing a series of securities entitled "4.125% Notes due 2026" (filed as exhibit 4.3 to the Company's Form 8-K, filed on September 23, 2014 (File No. 001-11374), and incorporated herein by reference).

4.9   Form of 3.000% Note due 2027 (filed as exhibit 4.2 to the Company's Form 8-K, filed on October 12, 2016 (File No. 001-13374), and incorporated herein by reference).

4.10   Officer's Certificate pursuant to sections 201, 301 and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing a series of securities entitled "3.000% Notes due 2027" (filed as exhibit 4.3 to the Company's Form 8-K, filed on October 12, 2016 (File No. 001-13374), and incorporated herein by reference).

4.11   Form of 4.650% Note due 2047 (filed as exhibit 4.2 to the Company's Form 8-K, filed on March 15, 2017 (File No. 001-13374), and incorporated herein by reference).

4.12   Form of 4.125% Note due 2026 (filed as exhibit 4.3 to the Company's Form 8-K, filed on March 15, 2017 (File No. 001-13374), and incorporated herein by reference).

4.13   Officers' Certificate pursuant to Sections 201, 301, and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A. as successor trustee, establishing a series of securities entitled "4.650% Notes due 2047" and re-opening a series of securities entitled "4.125% Notes due 2026" (filed as exhibit 4.4 to the Company's Form 8-K, filed on March 15, 2017 (File No. 001-13374), and incorporated herein by reference).

4.14   Form of 3.650% Note due 2028 (filed as exhibit 4.2 to the Company's Form 8-K, filed on December 6, 2017 (File No. 001-13374), and incorporated herein by reference).

4.15   Form of 4.650% Note due 2047 (filed as exhibit 4.4 to the Company's Form 8-K, filed on December 6, 2017 (File No. 001-13374), and incorporated herein by reference).

4.16   Form of 3.875% Note due 2025 (filed as exhibit 4.2 to the Company's Form 8-K, filed on April 4, 2018 (File No. 001-13374), and incorporated herein by reference).

4.17   Officers' Certificate pursuant to Sections 201, 301, and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A. as successor trustee, establishing a series of securities entitled "3.875% Notes due 2025" and re-opening a series of securities entitled "4.125% Notes due 2026" (filed as exhibit 4.3 to the Company's Form 8-K, filed on April 4, 2018 (File No. 001-13374), and incorporated herein by reference).

4.18   Form of 3.250% Note due 2029 (filed as exhibit 4.2 to the Company's Form 8-K, filed on June 16, 2019 (File No. 001-13374), and incorporated herein by reference).

4.19   Officers' Certificate pursuant to Sections 201, 301 and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing a series of securities entitled "3.250% Notes due 2029." (filed as exhibit 4.3 to the Company's Form 8-K, filed on June 16, 2019 (File No. 001-13374), and incorporated herein by reference).

4.20   Form of 3.250% Note due 2031 (filed as exhibit 4.2 to the Company's Form 8-K, filed on May 8, 2020 (File No. 001-13374), and incorporated herein by reference).

4.21   Form of 3.250% Note due 2031 (filed as exhibit 4.2 to the Company's Form 8-K, filed on July 16, 2020 (File No. 001-13374), and incorporated herein by reference).

4.22   Officers' Certificate, dated May 8, 2020, pursuant to Sections 201, 301 and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing a series of securities entitled "3.250% Notes due 2031." (filed as exhibit 4.3 to the Company's Form 8-K, filed on May 8, 2020, (File No. 001-13374), and incorporated herein by reference).

4.23   Officers' Certificate, dated July 16, 2020, pursuant to Sections 201, 301 and 303 of the Indenture dated October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, re-opening a series of securities entitled "3.250% Notes due 2031." (filed as exhibit 4.3 to the Company's Form 8-K, filed on July 16, 2020, (File No. 001-13374), and incorporated herein by reference).

4.24   Form of 1.625% Note due 2030 (filed as exhibit 4.2 to the Company's Form 8-K, filed on October 1, 2020 (File No. 001-13374), and incorporated herein by reference).

4.25   Officers' Certificate dated October 1, 2020 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing a series of securities entitled "1.625% Notes due 2030" (filed as an Exhibit 4.3 to the Company's Form 8-K, filed on October 1, 2020 (File No. 001-13374), and incorporated herein by reference).

4.26   Form of 0.750% Note due 2026 (filed as exhibit 4.2 to the Company's Form 8-K, filed on December 14, 2020 (File No. 001-13374), and incorporated herein by reference).

4.27   Form of 1.800% Note due 2033 (filed as exhibit 4.3 to the Company's Form 8-K, filed on December 14, 2020 (File No. 001-13374), and incorporated herein by reference).

4.28   Officers' Certificate dated December 14, 2020 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing a series of debt securities entitled "0.750% Notes due 2026" and a series of debt securities entitled "1.800% Notes due 2033" (filed as an Exhibit 4.4 to the Company's Form 8-K, filed on December 14, 2020 (File No. 001-13374), and incorporated herein by reference).

4.29   Officers' Certificate dated July 13, 2021 pursuant to Sections 201, 301 and 303 of the Indenture establishing the terms of a new series of debt securities entitled "1.125% Notes due 2027" and a new series of debt securities entitled "1.750% Notes due 2033." (filed as Exhibit 4.4 to the Company's Form 8-K, filed on July 13, 2021 (File No. 001-13374), and incorporated herein by reference).

4.30   Form of 1.125% Notes due 2027 (filed as exhibit 4.2 to the Company's Form 8-K, filed on July 13, 2021 (File No. 001-13374), and incorporated herein by reference).

4.31   Form of 1.750% Notes due 2033 (filed as exhibit 4.3 to the Company's Form 8-K, filed on July 13, 2021 (File No. 001-13374), and incorporated herein by reference).

4.32   Form of 1.875% Notes due 2027 (filed as exhibit 4.2 to the Company's Form 8-K, filed on January 14, 2022 (File No. 001-13374), and incorporated herein by reference).

4.33   Form of 2.500% Notes due 2042 (filed as exhibit 4.3 to the Company's Form 8-K, filed on January 14, 2022 (File No. 001-13374), and incorporated herein by reference).

4.34   Officers' Certificate dated January 14, 2022, pursuant to Sections 201, 301 and 303 of the Indenture establishing the terms of a new series of debt securities entitled "1.875% Notes due 2027" and a new series of debt securities entitled "2.500% Notes due 2042" (filed as exhibit 4.4 to the Company's Form 8-K, filed on January 14, 2022 (File No. 001-13374), and incorporated herein by reference).

4.35   Indenture, dated as of February 6, 2014, among ARC Properties Operating Partnership, L.P., Clark Acquisition, LLC, the guarantors named therein and U.S. Bank National Association, as trustee (filed as exhibit 4.1 to VEREIT, Inc.'s Form 8-K, filed on February 7, 2014 (File No. 001-35263), and incorporated herein by reference).

4.36   Officers' Certificate, dated as of February 6, 2014 (filed as exhibit 4.2 to VEREIT, Inc.'s Form 8-K, filed on February 7, 2014 (File No. 001-35263), and incorporated herein by reference).

4.37   First Supplemental Indenture, dated as of February 9, 2015, by and among ARC Properties Operating Partnership, L.P., American Realty Capital Properties, Inc. and U.S. Bank National Association (filed as exhibit 4.1 to VEREIT, Inc.'s Form 8-K, filed on February 13, 2015 (File No. 001-35263), and incorporated herein by reference).

4.38   Officers' Certificate, dated as of June 2, 2016 (filed as exhibit 4.2 to VEREIT, Inc.'s Form 8-K, filed on June 3, 2016 (File No. 001-35263), and incorporated herein by reference).

4.39   Officers' Certificate, dated as of August 11, 2017 (filed as exhibit 4.2 to VEREIT, Inc.'s Form 8-K, filed on August 11, 2017 (File No. 001-35263), and incorporated herein by reference).

4.40   Officers' Certificate, dated as of October 16, 2018 (filed as exhibit 4.2 to VEREIT, Inc.'s Form 8-K, filed on October 16, 2018 (File No. 001-35263), and incorporated herein by reference).

4.41   Officers' Certificate, dated as of December 4, 2019 (filed as exhibit 4.2 to VEREIT, Inc.'s Form 8-K, filed on December 4, 2019 (File No. 001-35263), and incorporated herein by reference).

4.42   Officers' Certificate, dated as of June 29, 2020 (filed as exhibit 4.2 to VEREIT, Inc.'s Form 8-K, filed on June 29, 2020 (File No. 001-35263), and incorporated herein by reference).

4.43   Officers' Certificate, dated as of November 17, 2020 (filed as exhibit 4.2 to VEREIT, Inc.'s Form 8-K, filed on November 17, 2020 (File No. 001-35263), and incorporated herein by reference).

4.44   Second Supplemental Indenture, dated as of November 1, 2021, by an among Rams MD Subsidiary I, Inc., VEREIT Operating Partnership, L.P., VEREIT, Inc. and U.S. Bank National Association, as trustee (filed as exhibit 4.10 to the Company's Form 8-K, filed on November 1, 2021 (File No. 001-13374), and incorporated herein by reference).

4.45   Third Supplemental Indenture, dated as of November 9, 2021, by and among VEREIT Operating Partnership, L.P., Rams MD Subsidiary I, Inc. (f/k/a VEREIT, Inc.) and U.S. Bank National Association, as trustee (filed as exhibit 4.1 to the Company's Form 8-K, filed on November 15, 2021 (File No. 001-13374), and incorporated herein by reference).

4.46   Form of 4.625% Notes due November 1, 2025. (filed as exhibit 4.3 to the Company's Form 8-K, filed on November 15, 2021 (File No. 001-13374), and incorporated herein by reference).

4.47   Form of 4.875% Notes due June 1, 2026. (filed as exhibit 4.4 to the Company's Form 8-K, filed on November 15, 2021 (File No. 001-13374), and incorporated herein by reference).

4.48   Form of 3.950% Notes due August 15, 2027. (filed as exhibit 4.5 to the Company's Form 8-K, filed on November 15, 2021 (File No. 001-13374), and incorporated herein by reference).

4.49   Form of 3.400% Notes due January 15, 2028. (filed as exhibit 4.6 to the Company's Form 8-K, filed on November 15, 2021(File No. 001-13374), and incorporated herein by reference).

4.50   Form of 2.200% Notes due June 15, 2028. (filed as exhibit 4.7 to the Company's Form 8-K, filed on November 15, 2021 (File No. 001-13374), and incorporated herein by reference).

4.51   Form of 3.100% Notes due December 15, 2029. (filed as exhibit 4.8 to the Company's Form 8-K, filed on November 15, 2021 (File No. 001-13374), and incorporated herein by reference).

4.52   Form of 2.850% Notes due December 15, 2032. (filed as exhibit 4.9 to the Company's Form 8-K, filed on November 15, 2021 (File No. 001-13374), and incorporated herein by reference).

4.53   Form of 5.625% Notes due October 13, 2032. (filed as exhibit 4.2 to the Company's Form 8-K, filed on October 13, 2022 (File No. 001-13374), and incorporated herein by reference).

4.54   Officers' Certificate dated October 13, 2022 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "5.625% Notes due 2032" and including the form of debt securities of such series (filed as exhibit 4.3 to the Company's Form 8-K, filed on October 13, 2022 (File No. 001-13374), and incorporated herein by reference).

4.55   Form of 5.050% Note due 2026 issued on January 13, 2023 (filed as exhibit 4.2 to the Company's Form 8-K, filed on January 13, 2023 (File No. 001-13374) and incorporated herein by reference).

4.56   Form of 4.850% Note due 2030 issued on January 13, 2023 (filed as exhibit 4.3 to the Company's Form 8-K, filed on January 13, 2023 (File No. 001-13374) and incorporated herein by reference).

4.57   Officers' Certificate dated January 13, 2023 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "5.050% Notes due 2026" and a new series of debt securities entitled "4.850% Notes due 2030" and including the forms of debt securities of each such series (filed as exhibit 4.4 to the Company's Form 8-K, filed on January 13, 2023 (File No. 001-13374) and incorporated herein by reference).

4.58   Form of 4.700% Note due 2028 issued on April 14, 2023 (filed as part of exhibit 4.4 to the Company's Form 8-K, filed on April 14, 2023 (File No. 001-13374) and incorporated herein by reference).

4.59   Form of 4.900% Note due 2033 issued on April 14, 2023 (filed as part of exhibit 4.4 to the Company's Form 8-K, filed on April 14, 2023 (File No. 001-13374) and incorporated herein by reference).

4.60   Officers' Certificate dated April 14, 2023 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "4.700% Notes due 2028" and a new series of debt securities entitled "4.900% Notes due 2033" and including the forms of debt securities of each such series (filed as exhibit 4.4 to the Company's Form 8-K, filed on April 14, 2023 (File No. 001-13374) and incorporated herein by reference).

4.61   Form of 4.875% Note due 2030 issued on July 6, 2023 (filed as part of exhibit 4.4 to the Company's Form 8-K, filed on July 6, 2023 (File No. 001-13374) and incorporated herein by reference).

4.62   Form of 5.125% Note due 2034 issued on July 6, 2023 (filed as part of exhibit 4.4 to the Company's Form 8-K, filed on July 6, 2023 (File No. 001-13374) and incorporated herein by reference).

4.63   Officers' Certificate dated July 6, 2023 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "4.875% Notes due 2030" and a new series of debt securities entitled "5.125% Notes due 2034" and including the forms of debt securities of each such series (filed as exhibit 4.4 to the Company's Form 8-K, filed on July 6, 2023 (File No. 001-13374) and incorporated herein by reference).

4.64   Form of 5.750% Note due 2031 issued on December 5, 2023 (filed as exhibit 4.2 to the Company's Form 8-K, filed on December 5, 2023 (File No. 001-13374) and incorporated herein by reference).

4.65   Form of 6.000% Note due 2039 issued on December 5, 2023 (filed as exhibit 4.3 to the Company's Form 8-K, filed on December 5, 2023 (File No. 001-13374) and incorporated herein by reference).

4.66   Officers' Certificate dated December 5, 2023 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "5.750% Notes due 2031" and a new series of debt securities entitled "6.000% Notes due 2039" and including the forms of debt securities of each such series (filed as exhibit no. 4.4 to the Company's Form 8-K, filed on December 5, 2023 (File No. 001-13374) and incorporated herein by reference).

4.67   Form of 4.750% Note due 2029 issued on January 16, 2024 (filed as exhibit 4.2 to the Company's Form 8-K, filed on January 16, 2024 (File No. 001-13374) and incorporated herein by reference).

4.68   Form of 5.125% Note due 2034 issued on January 16, 2024 (filed as exhibit 4.3 to the Company's Form 8-K, filed on January 16, 2024 (File No. 001-13374) and incorporated herein by reference).

4.69   Officers' Certificate dated January 16, 2024 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "4.750% Notes due 2029" and a new series of debt securities entitled "5.125% Notes due 2034" and including the forms of debt securities of each such series (filed as exhibit 4.4 to the Company's Form 8-K, filed on January 16, 2024 (File No. 001-13374) and incorporated herein by reference).

4.70   Indenture, dated as of August 18, 2016, between Spirit Realty, L.P. and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Spirit Realty Capital, Inc.'s Current Report on Form 8-K, filed on August 19, 2016 (File No. 001-36004) and incorporated by reference herein).

4.71   First Supplemental Indenture, dated as of August 18, 2016, among Spirit Realty, L.P., Spirit Realty Capital, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of the notes and the guarantee (filed as Exhibit 4.2 to Spirit Realty Capital, Inc.'s Current Report on Form 8-K (File No. 001-36004) previously filed on August 19, 2016 and incorporated by reference herein).

4.72   Second Supplemental Indenture, dated as of June 27, 2019, among Spirit Realty, L.P., Spirit Realty Capital, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of the notes and the guarantee (filed as Exhibit 4.2 to Spirit Realty Capital, Inc.'s Current Report on Form 8-K, filed on June 27, 2019 (File No. 001-36004) and incorporated by reference herein).

4.73   Third Supplemental Indenture, dated as of September 16, 2019, among Spirit Realty, L.P., Spirit Realty Capital, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of the notes and the guarantee (filed as Exhibit 4.2 to Spirit Realty Capital, Inc.'s Current Report on Form 8-K, filed on September 16, 2019 (File No. 001-36004) and incorporated by reference herein).

4.74   Fourth Supplemental Indenture, dated as of September 16, 2019, among Spirit Realty, L.P., Spirit Realty Capital, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of the notes and the guarantee (filed as Exhibit 4.3 to Spirit Realty Capital, Inc.'s Current Report on Form 8-K, filed on September 16, 2019 (File No. 001-36004) and incorporated by reference herein).

4.75   Fifth Supplemental Indenture, dated as of August 6, 2020, among Spirit Realty, L.P., Spirit Realty Capital, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of the notes and the guarantee (filed as Exhibit 4.2 to Spirit Realty Capital, Inc.'s Current Report on Form 8-K, filed on August 6, 2020 (File No. 001-36004) and incorporated by reference herein).

4.76   Sixth Supplemental Indenture, dated as of March 3, 2021, among Spirit Realty, L.P., Spirit Realty Capital, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of the notes and the guarantee (filed as Exhibit 4.2 to Spirit Realty Capital, Inc.'s Current Report on Form 8-K, filed on March 3, 2021 (File No. 001-36004) and incorporated by reference herein).

4.77   Seventh Supplemental Indenture, dated as of March 3, 2021, among Spirit Realty, L.P., Spirit Realty Capital, Inc., as guarantor, and U.S. Bank National Association, as trustee, including the form of the notes and the guarantee (filed as Exhibit 4.3 to Spirit Realty Capital, Inc.'s Current Report on Form 8-K, filed March 3, 2021 (File No. 001-36004) and incorporated by reference herein).

4.78   Eighth Supplemental Indenture, dated as of January 23, 2024, by and among Spirit Realty, L.P., Saints MD Subsidiary, Inc. (f/k/a Spirit Realty Capital, Inc.), as guarantor, and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee (filed as exhibit no. 4.9 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.79   Form of 4.450% Notes due September 15, 2026 issued on January 23, 2024 (filed as exhibit no. 4.11 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.80   Form of 3.200% Notes due January 15, 2027 issued on January 23, 2024 (filed as exhibit no. 4.12 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.81   Form of 2.100% Notes due March 15, 2028 issued on January 23, 2024 (filed as exhibit no. 4.13 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.82   Form of 4.000% Notes due July 15, 2029 issued on January 23, 2024 (filed as exhibit no. 4.14 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.83   Form of 3.400% Notes due January 15, 2030 issued on January 23, 2024 (filed as exhibit no. 4.15 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.84   Form of 3.200% Notes due February 15, 2031 issued on January 23, 2024 (filed as exhibit 4.16 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.85   Form of 2.700% Notes due February 15, 2032 issued on January 23, 2024 (filed as exhibit 4.17 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.86   Officers' Certificate, dated as of January 23, 2024, pursuant to Sections 201, 301 and 303 of the Indenture, dated as of October 28, 1998, between Realty Income Corporation and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "4.450% Notes due 2026," a new series of debt securities entitled "3.200% Notes due 2027," a new series of debt securities entitled "2.100% Notes due 2028," a new series of debt securities entitled "4.000% Notes due 2029," a new series of debt securities entitled "3.400% Notes due 2030," a new series of debt securities entitled "3.200% Notes due 2031" and a new series of debt securities entitled "2.700% Notes due 2032" and including the forms of debt securities of each such series (filed as exhibit 4.18 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

4.87   Form of 5.375% Note due 2054 issued on August 26, 2024 (filed as exhibit 4.2 and contained in exhibit 4.3 to the Company's Form 8-K, filed on August 26, 2024 (File No. 001-13374) and incorporated herein by reference).

4.88   Officers' Certificate dated August 26, 2024 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "5.375% Notes due 2054" and including the form of debt security (filed as exhibit 4.3 to the Company's Form 8-K, filed on August 26, 2024 (File No. 001-13374) and incorporated herein by reference).

4.89   Form of 5.000% Note due 2029 issued on September 4, 2024 (filed as exhibit 4.2 and contained in 4.4 to the Company's Form 8-K, filed on September 4, 2024 (File No. 001-13374) and incorporated herein by reference).

4.90   Form of 5.250% Note due 2041 issued on September 4, 2024 (filed as exhibit 4.3 and contained in exhibit 4.4 to the Company's Form 8-K, filed on September 4, 2024 (File No. 001-13374) and incorporated herein by reference).

4.91   Officers' Certificate dated September 4, 2024 pursuant to Sections 201, 301 and 303 of the Indenture dated as of October 28, 1998 between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, establishing the terms of a new series of debt securities entitled "5.000% Notes due 2029" and a new series of debt securities entitled "5.250% Notes due 2041" and including the forms of debt securities of each such series (filed as exhibit 4.4 to the Company's Form 8-K, filed on September 4, 2024 (File No. 001-13374) and incorporated herein by reference).

4.92*   Description of Securities.

Material Contracts

10.1+   Dividend Reinvestment and Stock Purchase Plan (filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on February 16, 2024, as a prospectus supplement to the Company's prospectus dated February 16, 2024 (File No. 333-277150) and incorporated herein by reference).

10.2+   Realty Income Executive Severance Plan dated January 15, 2019 (filed as exhibit 10.1 to the Company's Form 8-K, filed on January 18, 2019 (File No. 001-13374) and incorporated herein by reference).

10.3+   Form of Participation Agreement to Realty Income Executive Severance Plan dated January 15, 2019 (filed as exhibit 10.2 to the Company's Form 8-K, filed on January 18, 2019 (File No. 001-13374) and incorporated herein by reference).

10.4+   Realty Income Corporation Retirement Policy, effective as of November 7, 2022 (filed as exhibit 10.29 to the Company's Form 10-K, filed on February 22, 2023 (File No. 001-13374) and incorporated herein by reference).

10.5+   Realty Income Corporation Deferred Compensation Plan, effective as of December 1, 2024 (filed as exhibit 10.1 to the Company's Form 8-K, filed on November 26, 2024 (File No. 001-13374) and incorporated herein by reference).

10.6+   Realty Income Corporation 2021 Incentive Award Plan (filed as Appendix B to the Company's Proxy Statement on Schedule 14A filed on April 01, 2021 (File No. 001-13374) and incorporated herein by reference).

10.7+   First Amendment to the Realty Income Corporation 2021 Incentive Award Plan (filed as exhibit 10.1 to the Company's Form 8-K, filed on November 1, 2021 (File No. 001-13374) and incorporated herein by reference).

10.8*+   Second Amendment to the Realty Income Corporation 2021 Incentive Award Plan.

10.9+   Form of Restricted Stock Agreement for Non-Employee Directors under the Realty Income Corporation 2021 Incentive Award Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-8 filed on May 18, 2021 (File No. 333-256254) and incorporated herein by reference).

10.10+   Form of Restricted Stock Agreement for Executives under the Realty Income Corporation 2021 Incentive Award Plan (filed as exhibit 10.21 to the Company's Form 10-K for the year ended December 31, 2021, filed on February 23, 2022 (File No. 001-13374) and incorporated herein by reference).

10.11+   Form of Restricted Stock Unit Agreement for Senior Vice Presidents and Executives under the Realty Income Corporation 2021 Incentive Award Plan (filed as exhibit 10.22 to the Company's Form 10-K for the year ended December 31, 2022, filed on February 23, 2022 (File No. 001-13374) and incorporated herein by reference).

10.12+   Form of November 15, 2021 Performance Share Award Agreement under the Realty Income Corporation 2021 Incentive Award Plan (filed as exhibit 10.23 to the Company's Form 10-K for the year ended December 31, 2022, filed on February 23, 2022 (File No. 001-13374) and incorporated herein by reference).

10.13+   Form of Performance Share Award Agreement under the Realty Income Corporation 2021 Incentive Award Plan (filed as exhibit 10.24 to the Company's Form 10-K for the year ended December 31, 2022, filed on February 23, 2022 (File No. 001-13374) and incorporated herein by reference).

10.14+   Form of Restricted Stock Agreement for Executive Officers under the Realty Income Corporation 2021 Incentive Award Plan (filed as exhibit 10.25 to the Company's Form 10-K, filed on February 22, 2023 (File No. 001-13374) and incorporated herein by reference).

10.15+   Form of Performance Share Award Agreement for Executive Officers under the Realty Income Corporation 2021 Incentive Award Plan (filed as exhibit 10.27 to the Company's Form 10-K, filed on February 22, 2023 (File No. 001-13374) and incorporated herein by reference).

10.16*+ Form of Deferred Restricted Stock Unit Agreement for Non-Employee Directors under the Realty Income Corporation 2021 Incentive Award Plan.

10.17*+ Form of Deferred Restricted Stock Unit Agreement for Executive Vice Presidents under the Realty Income Corporation 2021 Incentive Award Plan.

10.18*+ Form of Restricted Stock Agreement for Non-Employee Directors under the Realty Income Corporation 2021 Incentive Award Plan.

10.19*+ Form of Restricted Stock Agreement for Executives under the Realty Income Corporation 2021 Incentive Award Plan.

10.20   Consent Letter, dated July 20, 2021, among the Company, as Borrower, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other parties named therein (filed as Exhibit 10.1 to the Company's Form 8-K filed on July 22, 2021 (File No. 001-13374) and incorporated herein by reference).

10.21   Second Amended and Restated Credit Agreement dated August 7, 2019 (filed as exhibit 10.1 to the Company's Form 8-K, filed on August 12, 2019 (File No. 001-13374) and incorporated herein by reference).

10.22   First Amendment to the Second Amended and Restated Credit Agreement dated December 22, 2021 (filed as exhibit 10.1 to the Company's Form 8-K, filed on December 28, 2021 (File No. 001-13374) and incorporated herein by reference).

10.23   Third Amended and Restated Credit Agreement among the Company, as Borrower, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other parties named therein (filed as exhibit 10.1 to the Company's Form 8-K filed on April 28, 2022 (File No. 001-13374) and incorporated herein by reference).

10.24   First Amendment to Third Amended and Restated Credit Agreement, dated December 21, 2023, by and among the Company, as Borrower, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other parties named therein (filed as exhibit no. 10.1 to the Company's Form 8-K filed on December 21, 2023 (File No. 001-13374) and incorporated herein by reference).

10.25   First Amendment to Term Loan Agreement, dated December 21, 2023, by and among the Company, as Borrower, the lender parties thereto, as lenders, and Toronto Dominion (Texas) LLC, as Administrative Agent (filed as exhibit no. 10.2 to the Company's Form 8-K filed on December 21, 2023 (File No. 001-13374) and incorporated herein by reference).

10.26   Term Loan Agreement, dated January 6, 2023, by and among Realty Income Corporation, as borrower, the lender parties thereto, as lenders, and Toronto Dominion (Texas) LLC, as administrative agent (filed as exhibit 10.1 to the Company's Form 8-K, filed on January 6, 2023 (File No. 001-13374) and incorporated herein by reference).

10.27	Amendment and Restatement to Term Loan Agreement, dated January 22, 2024, by and among Realty Income Corporation, as Borrower, the lender parties thereto, as lenders, and Wells Fargo Bank, National Association, as Administrative Agent (filed as exhibit no. 10.1 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).
10.28	Amendment and Restatement to Term Loan Agreement, dated January 22, 2024, by and among Realty Income Corporation, as Borrower, the lender parties thereto, as lenders, and Wells Fargo Bank, National Association, as Administrative Agent (filed as exhibit no. 10.2 to the Company's Form 8-K, filed on January 24, 2024 (File No. 001-13374) and incorporated herein by reference).

Policy Relating to Recovery of Erroneously Awarded Compensation

97.1+	Realty Income Corporation Policy for Recovery of Erroneously Awarded Compensation, dated October 2, 2023 (filed as exhibit 97.1 to the Company's Form 10-K, filed on February 22, 2023 (File No. 001-13374) and incorporated herein by reference).

Insider Trading Policy

19.1*	Insider Trading Compliance Policy.

Subsidiaries of the Registrant

21.1*	Subsidiaries of the Company.

Consents of Experts and Counsel

23.1*	Consent of Independent Registered Public Accounting Firm.

Certifications

31.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32**	Section 1350 Certifications as furnished by the Principal Executive Officer and the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Interactive Data Files

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

**Furnished herewith.

+ Indicates a management contract or compensatory plan or arrangement

Item 16: Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTY INCOME CORPORATION

By:	/s/SUMIT ROY	Date: February 25, 2025
	Sumit Roy	
	President, Chief Executive Officer	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/MICHAEL D. MCKEE	Date: February 25, 2025
	Michael D. McKee	
	Non-Executive Chairman of the Board of Directors	

By:	/s/PRISCILLA ALMODOVAR	Date: February 25, 2025
	Priscilla Almodovar	
	Director	

By:	/s/JACQUELINE BRADY	Date: February 25, 2025
	Jacqueline Brady	
	Director	

By:	/s/A. LARRY CHAPMAN	Date: February 25, 2025
	A. Larry Chapman	
	Director	

By:	/s/REGINALD H. GILYARD	Date: February 25, 2025
	Reginald H. Gilyard	
	Director	

By:	/s/MARY HOGAN PREUSSE	Date: February 25, 2025
	Mary Hogan Preusse	
	Director	

By:	/s/PRIYA CHERIAN HUSKINS	Date: February 25, 2025
	Priya Cherian Huskins	
	Director	

By:	/s/JEFF A. JACOBSON	Date: February 25, 2025
	Jeff A. Jacobson	
	Director	

By:	/s/GERARDO I. LOPEZ	Date: February 25, 2025
	Gerardo I. Lopez	
	Director	

By: /s/GREGORY T. MCLAUGHLIN   Date: February 25, 2025

           Gregory T. McLaughlin

           Director

By: /s/SUMIT ROY   Date: February 25, 2025

           Sumit Roy

           Director, President, Chief Executive Officer

           (Principal Executive Officer)

By: /s/JONATHAN PONG   Date: February 25, 2025

           Jonathan Pong

           Executive Vice President, Chief Financial Officer and Treasurer

           (Principal Financial Officer)

By: /s/ NEALE REDINGTON   Date: February 25, 2025

           Neale Redington

           Senior Vice President, Chief Accounting Officer

           (Principal Accounting Officer)

[This page intentionally left blank]

REALTY INCOME CORPORATION AND SUBSIDIARIES
SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2024
(dollars in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period (Notes 3, 4 and 6)					
Description	Number of Properties (Note 1)	Encumbrances (Note 2)	Land	Buildings, Improvements and Acquisition Fees	Improvements	Carrying Costs	Land	Buildings, Improvements and Acquisition Fees	Total	Accumulated Depreciation (Note 5)	Date of Construction	Date Acquired
U.S.												
Advertising	4	$—	$18,677	$70,647	$—	$—	$18,677	$70,647	$89,324	$7,578	1990 - 2009	3/26/2021 - 11/1/2021
Aerospace	7	—	10,043	116,249	3,923	—	10,043	120,172	130,215	57,425	1951 - 2013	6/20/2011 - 1/23/2024
Apparel	102	—	215,633	625,635	10,329	199	215,633	636,163	851,796	107,256	1962 - 2022	10/30/1987 - 1/23/2024
Automotive Collision Service	271	—	211,719	533,602	18,747	10	211,719	552,359	764,078	85,326	1920 - 2024	8/30/2002 - 12/31/2024
Automotive Parts	487	—	208,502	608,834	8,281	827	208,502	617,942	826,444	138,348	1965 - 2022	8/6/1987 - 1/23/2024
Automotive Service	985	—	721,507	1,610,843	29,869	144	721,507	1,640,856	2,362,363	203,218	1920 - 2024	10/2/1985 - 9/30/2024
Automotive Tire Services	264	—	220,793	508,279	1,583	81	220,793	509,943	730,736	163,590	1947 - 2024	11/27/1985 - 1/23/2024
Beverage	18	—	183,323	185,539	90	—	183,323	185,629	368,952	69,119	1950 - 2020	6/25/2010 - 6/28/2022
Child Care	362	—	189,614	420,301	5,694	678	189,614	426,673	616,287	141,159	1949 - 2023	12/22/1981 - 1/23/2024
Consumer Appliances	1	—	4,275	29,317	31	—	4,275	29,348	33,623	789	2020 - 2020	1/23/2024 - 1/23/2024
Consumer Electronics	35	—	75,567	191,130	2,563	51	75,567	193,744	269,311	30,281	1984 - 2021	6/9/1997 - 1/23/2024
Consumer Goods	10	—	37,990	273,464	3,391	—	37,990	276,855	314,845	53,092	1987 - 2013	1/22/2013 - 1/23/2024
Convenience Stores	2,562	—	2,236,585	3,567,631	22,372	145	2,236,585	3,590,148	5,826,733	718,934	1922 - 2024	3/3/1995 - 11/22/2024
Crafts and Novelties	65	—	132,409	435,167	3,154	440	132,409	438,761	571,170	65,410	1973 - 2022	11/26/1996 - 12/27/2024
Diversified Industrial	57	—	122,404	575,538	15,525	—	122,404	591,063	713,467	55,020	1940 - 2023	9/19/2012 - 9/30/2024
Dollar Stores	3,131	—	978,226	2,818,117	8,246	9	978,226	2,826,372	3,804,598	637,617	1921 - 2024	2/3/1998 - 9/20/2024
Drug Stores	633	—	799,813	2,181,983	4,911	100	799,813	2,186,994	2,986,807	590,754	1958 - 2015	9/30/1998 - 9/30/2024
Education	18	—	28,124	66,515	1,912	81	28,124	68,508	96,632	18,580	1957 - 2009	12/19/1984 - 11/22/2022
Energy	54	—	49,545	184,352	1,281	—	49,545	185,633	235,178	9,662	1962 - 2023	11/1/2021 - 1/23/2024
Entertainment	81	—	228,807	641,817	31,797	—	228,807	673,614	902,421	38,835	1959 - 2024	3/31/1999 - 1/23/2024
Equipment Services	47	—	41,018	138,689	2,383	—	41,018	141,072	182,090	23,081	1965 - 2022	7/3/2003 - 1/23/2024
Financial Services	343	—	172,488	436,712	(2,946)	97	172,488	433,863	606,351	116,020	1807 - 2015	3/10/1987 - 1/23/2024
Food Processing	29	—	81,722	442,292	1,195	—	81,722	443,487	525,209	33,825	1958 - 2024	12/20/2012 - 9/27/2024
General Merchandise	295	—	456,083	1,294,955	5,245	463	456,083	1,300,663	1,756,746	224,946	1954 - 2024	12/23/1998 - 12/27/2024
Gaming	1	—	419,464	1,277,403	—	—	419,464	1,277,403	1,696,867	76,036	2019 - 2019	12/1/2022 - 12/1/2022
Grocery	280	—	606,141	1,573,347	6,493	325	606,141	1,580,165	2,186,306	328,332	1947 - 2024	9/30/2003 - 9/30/2024
Health and Beauty	8	—	6,696	49,339	8,149	—	6,696	57,488	64,184	9,729	1999 - 2017	2/23/1999 - 3/22/2023
Health and Fitness	185	—	465,108	1,992,348	22,628	172	465,108	2,015,148	2,480,256	450,780	1943 - 2023	5/31/1995 - 6/28/2024
Health Care	521	36,432	358,482	1,222,574	33,396	225	358,482	1,256,195	1,614,677	166,933	1922 - 2023	12/18/1984 - 11/21/2024
Home Furnishings	227	—	268,795	646,194	8,586	119	268,795	654,899	923,694	81,221	1947 - 2024	1/24/1984 - 1/23/2024
Home Improvement	287	6,965	701,886	1,376,021	26,788	63	701,886	1,402,872	2,104,758	218,431	1863 - 2025	12/22/1986 - 12/20/2024
Insurance	2	—	1,862	4,253	—	—	1,862	4,253	6,115	284	2000 - 2006	11/1/2021 - 10/17/2022
Jewelry	5	—	5,367	58,688	—	—	5,367	58,688	64,055	9,877	1997 - 2008	1/22/2013 - 11/1/2021
Machinery	4	—	6,577	69,225	86	—	6,577	69,311	75,888	10,965	1969 - 2021	7/31/2012 - 3/22/2023
Motor Vehicle Dealerships	89	—	307,193	566,856	1,700	—	307,193	568,556	875,749	114,433	1962 - 2023	11/29/2003 - 12/23/2024
Office Supplies	18	—	21,116	50,542	1,150	339	21,116	52,031	73,147	9,910	1978 - 2014	5/30/1997 - 1/23/2024
Oil & Gas	1	—	800	1,242	—	—	800	1,242	2,042	987	1999 - 1999	2/9/2005 - 2/9/2005
Other Manufacturing	45	—	69,697	374,706	3,505	240	69,697	378,451	448,148	35,439	1949 - 2018	1/22/2013 - 2/1/2024
Packaging	35	122	72,777	337,370	52,849	—	72,777	390,219	462,996	63,011	1956 - 2016	6/3/2011 - 1/23/2024

F-1

REALTY INCOME CORPORATION AND SUBSIDIARIES
SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION (continued)
As of December 31, 2024
(dollars in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period (Notes 3, 4 and 6)					
Description	Number of Properties (Note 1)	Encumbrances (Note 2)	Land	Buildings, Improvements and Acquisition Fees	Improvements	Carrying Costs	Land	Buildings, Improvements and Acquisition Fees	Total	Accumulated Depreciation (Note 5)	Date of Construction	Date Acquired
Paper	2	$—	$2,462	$11,935	$45	$—	$2,462	$11,980	$14,442	$5,544	2002 - 2006	5/2/2011 - 12/21/2012
Pet Supplies and Services	146	—	147,308	437,223	13,138	239	147,308	450,600	597,908	73,500	1945 - 2023	12/22/1981 - 12/9/2024
Restaurants-Casual	919	—	734,414	1,570,012	2,518	1,359	734,414	1,573,889	2,308,303	307,751	1927 - 2023	5/16/1984 - 9/30/2024
Restaurants-Quick Service	2,084	—	1,021,288	2,089,131	1,815	174	1,021,288	2,091,120	3,112,408	406,441	1926 - 2024	12/9/1976 - 8/21/2024
Shoe Stores	6	—	6,992	41,985	341	215	6,992	42,541	49,533	15,778	1990 - 2008	3/26/1998 - 12/22/2021
Sporting Goods	66	—	148,498	421,993	6,223	178	148,498	428,394	576,892	75,236	1950 - 2020	10/17/2001 - 1/23/2024
Telecommunications	7	—	9,163	13,932	683	11	9,163	14,626	23,789	3,769	1964 - 2016	6/26/1998 - 1/23/2024
Theaters	105	—	276,852	784,839	10,968	—	276,852	795,807	1,072,659	320,017	1930 - 2016	7/27/2000 - 1/23/2024
Transportation Services	95	—	211,355	1,171,336	23,831	402	211,355	1,195,569	1,406,924	295,977	1967 - 2020	4/1/2003 - 1/23/2024
Warehousing and Storage	2	—	1,442	15,178	—	—	1,442	15,178	16,620	3,823	1979 - 2007	1/22/2013 - 11/1/2021
Wholesale Club	68	—	351,490	887,814	22	—	351,490	887,836	1,239,326	212,968	1985 - 2021	9/30/2011 - 1/23/2024
Other US	31	—	73,313	182,468	14,436	—	73,313	196,904	270,217	15,149	1970 - 2021	8/18/1986 - 11/21/2024
Europe												
Apparel	7	—	79,550	197,647	30	—	79,550	197,677	277,227	9,959	1950 - 2005	4/19/2021 - 10/11/2024
Automotive Parts	2	—	3,854	7,604	50	—	3,854	7,654	11,508	505	1980 - 1996	6/17/2022 - 9/28/2023
Automotive Tire Services	3	—	1,678	5,117	—	—	1,678	5,117	6,795	776	1974 - 1994	3/9/2021 - 3/9/2021
Consumer Electronics	3	—	13,345	39,080	998	—	13,345	40,078	53,423	2,111	1997 - 2006	3/4/2022 - 5/14/2024
Convenience Stores	3	—	12,480	6,423	—	—	12,480	6,423	18,903	729	1982 - 2021	12/21/2021 - 9/20/2023
Diversified Industrial	5	—	28,998	56,823	923	—	28,998	57,746	86,744	3,805	1980 - 2020	7/22/2021 - 3/30/2023
Drug Stores	1	—	—	—	—	—	—	—	—	—	1990 - 1990	1/31/2023 - 1/31/2023
Energy	1	—	9,398	10,494	—	—	9,398	10,494	19,892	889	2020 - 2020	1/13/2022 - 1/13/2022
Entertainment	1	—	22,376	35,271	3	—	22,376	35,274	57,650	4,186	1993 - 1993	1/13/2022 - 1/13/2022
Food Processing	7	—	32,909	89,288	2,474	—	32,909	91,762	124,671	7,364	1950 - 2021	11/30/2021 - 2/23/2023
Financial Services	1	—	130,747	21,020	—	—	130,747	21,020	151,767	82	1934 - 1934	11/12/2024 - 11/12/2024
General Merchandise	26	—	205,983	290,261	2,057	—	205,983	292,318	498,301	20,452	1980 - 2023	8/25/2021 - 6/14/2024
Grocery	193	37,752	1,615,207	2,558,715	7,846	—	1,615,207	2,566,561	4,181,768	277,955	1800 - 2024	5/23/2019 - 12/12/2024
Health and Fitness	2	—	28,602	27,966	631	—	28,602	28,597	57,199	2,765	2004 - 2020	3/24/2022 - 1/31/2023
Health Care	6	—	26,696	51,455	9	—	26,696	51,464	78,160	5,397	1969 - 2006	3/23/2020 - 9/7/2022
Home Furnishings	14	—	99,109	145,122	562	—	99,109	145,684	244,793	12,827	1980 - 2019	4/9/2021 - 7/2/2024
Home Improvement	98	—	768,054	1,001,091	3,078	—	768,054	1,004,169	1,772,223	98,592	1890 - 2024	7/31/2020 - 12/11/2024
Motor Vehicle Dealerships	3	—	16,094	27,663	—	—	16,094	27,663	43,757	2,953	1990 - 2005	2/11/2022 - 9/27/2022
Other Manufacturing	3	—	47,157	15,319	—	—	47,157	15,319	62,476	1,034	1912 - 1968	4/6/2022 - 8/13/2024
Restaurants-Quick Service	29	—	11,099	22,640	—	—	11,099	22,640	33,739	412	1990 - 2016	3/17/2021 - 12/16/2024
Sporting Goods	92	—	249,047	448,187	3,092	—	249,047	451,279	700,326	26,500	1950 - 2021	8/5/2022 - 12/28/2023
Theaters	2	—	18,370	41,944	—	—	18,370	41,944	60,314	158	1990 - 2011	12/18/2019 - 11/27/2024
Transportation Services	4	—	19,899	28,108	6,037	—	19,899	34,145	54,044	1,990	1970 - 2023	1/6/2022 - 6/7/2024
Warehousing and Storage	1	—	51,819	48,078	8	—	51,819	48,086	99,905	5,208	2002 - 2002	3/11/2021 - 3/11/2021
Wholesale Club	8	—	53,133	96,033	—	—	53,133	96,033	149,166	8,089	1966 - 2002	10/28/2022 - 2/9/2024
Other Europe	7	—	107,576	—	115,628	—	107,576	115,628	223,204	—	— - —	4/27/2023 - 7/29/2024
	15,622	$81,271	$17,374,585	$40,456,911	$562,352	$7,386	$17,374,585	$41,026,649	$58,401,234	$7,396,924		

Note 1. Realty Income Corporation owns or holds interests in 14,922 single-client properties in the U.S., our corporate headquarters property in San Diego, California, 220 single-tenant properties in the U.K., and 168 single-client properties elsewhere in Europe. Crest Net Lease, Inc. owns six single-client properties in the U.S.

Realty Income Corporation also owns or holds interests in 171 multi-client properties in the U.S., 119 multi-tenant properties in the U.K., and 15 multi-client properties elsewhere in Europe.

Note 2. Includes mortgages payable secured by 17 properties and excludes unamortized net premiums and discounts and deferred financing costs of $0.5 million.

Note 3. The aggregate cost for federal income tax purposes for Realty Income Corporation is $66.2 billion and for Crest Net Lease, Inc. is $25.4 million.

Note 4. The following is a reconciliation of total real estate carrying value for the years ended December 31 (in thousands):

		2024	2023	2022
Balance at beginning of period	$	49,642,486 $	42,689,699 $	35,952,659
Additions during period:				
Acquisitions and development		3,200,339	7,239,885	8,021,159
Merger additions [1]		6,838,500	—	—
Less amounts allocated to acquired lease intangible assets and liabilities		(253,904)	(484,096)	(625,730)
Improvements		122,887	54,904	99,484
Other (leasing costs and building adjustments) [2]		46,484	49,504	97,482
Total additions		9,954,306	6,860,197	7,592,395
Deductions during period:				
Cost of real estate sold		658,645	125,166	402,386
Cost of equipment sold		24	11	—
Releasing costs		—	—	53
Other [3]		275,324	111,851	39,463
Total deductions		933,993	237,028	441,902
Foreign currency translation		(261,565)	329,618	(413,453)
Balance at end of period	$	58,401,234 $	49,642,486 $	42,689,699

[1] Represents acquired assets from the Merger. For further information, s*ee note 2, Merger with Spirit Realty Capital, Inc.,* to our consolidated financial statements.

[2] The year ended December 31, 2024 includes contributions to $46.5 million of RI LP Op Units. The year ended December 31, 2023 includes contributions to joint ventures of $38.4 million and reclassification of $11.3 million right of use assets under finance leases. The year ended December 31, 2022 includes $3.3 million right of use assets under finance leases, $43.0 million mortgage assumption, and $51.2 million RI LP Op Units.

[3] The year ended December 31, 2024 includes $7.7 million for building razed and $267.6 million of impairment, excluding impairment of depreciation, in-place and above-market leases. The year ended December 31, 2023 includes $14.0 million for building razed and $97.5 million of impairment, excluding impairment of depreciation, in-place and above-market leases. The year ended December 31, 2022 includes $13.6 million for building razed and $25.9 million of impairment.

REALTY INCOME CORPORATION AND SUBSIDIARIES
SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION (continued)
As of December 31, 2024
(dollars in thousands)

Note 5. The following is a reconciliation of accumulated depreciation for the years ended (in thousands):

	2024	2023	2022
Balance at Beginning of Period	$ 6,096,736	$ 4,908,658	$ 3,963,753
Additions During Period - Provision for Depreciation	1,508,492	1,233,709	1,028,182
Deductions During Period:			
Accumulated depreciation of real estate and equipment sold or disposed of	197,932	57,609	73,913
Foreign Currency Translation	(10,372)	11,978	(9,364)
Balance at Close of Period	$ 7,396,924	$ 6,096,736	$ 4,908,658

Please see note *1, Summary of Significant Accounting Policies*, to our consolidated financial statements for information regarding lives used for depreciation and amortization.

Note 6. In 2024, provisions for impairment were recorded on 237 Realty Income properties.

In 2023, provisions for impairment were recorded on 112 Realty Income properties.

In 2022, provisions for impairment were recorded on 94 Realty Income properties.

See report of independent registered public accounting firm.



STOCK PERFORMANCE GRAPH

The line graph below compares the cumulative total stockholder return of Realty Income's common stock from December 31, 2019 to December 31, 2024 with the cumulative total returns of the S&P 500 Index and the Financial Times and Stock Exchange ('FTSE') Nareit Equity REITs Index. The graph illustrates the performance of a $100 investment in Realty Income's common stock and in each index (with reinvestment of all dividends as required by the SEC) from December 31, 2019 until December 31, 2024.

The return shown on the graph is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Realty Income, the S&P 500 Index, and the FTSE Nareit Equity REITs Index



Company/Index	Base Period 12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Realty Income	$100.00	$88.44	$109.73	$101.66	$97.01	$94.96
S&P 500	$100.00	$118.39	$152.34	$124.73	$157.48	$196.85
FTSE Nareit Equity REITs	$100.00	$95.21	$134.44	$100.82	$112.21	$117.66

30 YEARS ON THE NYSE

	As of December 31, 1994	As of December 31, 2024
PROPERTIES	630	15,621
INDUSTRIES	5	89
REGIONS	41 U.S. states	8 countries
LEASABLE SQUARE FEET	4.1 million	339.4 million
STOCK PRICE	$8.30	$53.41
ANNUALIZED DIVIDEND	$0.90	$3.168[1]

(1) Annualized dividend amount reflects the December 2024 declared dividend per share multiplied by twelve.

30 YEARS OF GROWTH



REALTY INCOME

11995 EL CAMINO REAL, SAN DIEGO, CA 92130

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